                                                FILED PURSUANT TO RULE 424(b)(2)
                                                      REGISTRATION NO. 333-14035

          PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED OCTOBER 21, 1996

                               13,500,000 SHARES

                      [LOGO OF MICRON ELECTRONICS, INC.]
                                 COMMON STOCK
                          (PAR VALUE $0.01 PER SHARE)

                                ---------------

  Of the 13,500,000 shares of Common Stock offered hereby, 3,000,000 shares are being sold by the Company and 10,500,000 shares are being sold by the Selling Shareholders. See "Selling Shareholders". The Company will not receive any proceeds from the sale of the shares being sold by the Selling Shareholders.

  SEE "RISK FACTORS" ON PAGE S-7 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

  The last reported sale price of the Common Stock which is quoted under the symbol "MUEI" on the Nasdaq National Market on February 12, 1997 was $18 3/8 per share. See "Price Range of Common Stock and Dividend Policy".

                                ---------------

THESE  SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE  COMMISSION  OR  ANY   STATE  SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES    AND   EXCHANGE   COMMISSION   OR   ANY   STATE    SECURITIES
   COMMISSION   PASSED   UPON   THE    ACCURACY   OR   ADEQUACY   OF   THIS
    PROSPECTUS  SUPPLEMENT   OR  THE  PROSPECTUS  TO  WHICH   IT  RELATES.
     ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ---------------

                    INITIAL PUBLIC UNDERWRITING PROCEEDS TO PROCEEDS TO SELLING
                    OFFERING PRICE DISCOUNT (1) COMPANY (2)  SHAREHOLDERS (2)
                    -------------- ------------ ----------- -------------------
Per Share..........     $17.00        $0.85       $16.15          $16.15
Total (3)..........  $229,500,000  $11,475,000  $48,450,000    $169,575,000

--------
(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting".
(2) Before deducting estimated expenses of $222,000 payable by the Company and $778,000 payable by Micron Technology, Inc., a Selling Shareholder.
(3) A Selling Shareholder has granted the Underwriters an option for 30 days to purchase up to an additional 2,025,000 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. If such option is exercised in full, the total initial public offering price, underwriting discount, proceeds to Company and proceeds to Selling Shareholders will be $263,925,000, $13,196,250, $48,450,000 and $202,278,750, respectively. See "Underwriting".

                                ---------------

  The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York, on or about February 19, 1997, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.                                   DEUTSCHE MORGAN GRENFELL
MONTGOMERY SECURITIES                             ROBERTSON, STEPHENS & COMPANY

                                ---------------

         The date of this Prospectus Supplement is February 12, 1997.

MICRON, THE MICRON ELECTRONICS LOGO, MILLENNIA, TRANSPORT, HOME MPC, CLIENTPRO, PICK-A-POINT, VETIX AND SPECTEK ARE TRADEMARKS OF THE COMPANY, AND ZEOS AND COMPUTERS NOW! ARE REGISTERED TRADEMARKS OF THE COMPANY. MICRON POWER IS A SERVICE MARK OF THE COMPANY. ALL OTHER TRADEMARKS INCLUDED IN THIS PROSPECTUS SUPPLEMENT ARE THE PROPERTY OF THEIR RESPECTIVE HOLDERS.

                               ----------------

  IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements and related notes appearing elsewhere in this Prospectus Supplement, including information incorporated by reference in the accompanying Prospectus. Unless otherwise indicated, all information in this Prospectus Supplement assumes that the Underwriters' over-allotment option is not exercised. As used in this Prospectus Supplement, unless otherwise indicated, references to the "Company" and "MEI" are to Micron Electronics, Inc. and its consolidated subsidiaries, and references to "MTI" are to the Company's parent, Micron Technology, Inc. and its consolidated subsidiaries. The most recent fiscal year of the Company ended on August 29, 1996. As used in this Prospectus Supplement, unless otherwise indicated, all yearly references are to the Company's fiscal years ended August 29, 1996, August 31, 1995 and September 1, 1994. All tabular dollar amounts are stated in thousands.

  This Prospectus Supplement contains trend information and forward-looking statements that involve risks and uncertainties. The actual results of operations of the Company could differ materially from the Company's historical results of operations and those discussed in such forward-looking statements as a result of certain factors set forth under "Risk Factors" and elsewhere in this Prospectus Supplement or the accompanying Prospectus, including information incorporated by reference in the accompanying Prospectus.

                                  THE COMPANY

  The Company is a leading provider of PC systems through the direct sales channel in the United States. The Company's PC operation develops, markets, manufactures, sells and supports a range of memory-intensive, high performance desktop and notebook PC systems and network server products under the Micron brand name. In addition to its PC operation, the Company has contract manufacturing and component recovery operations. The Company's wholly-owned subsidiary, Micron Custom Manufacturing Services, Inc. ("CMS"), is a contract manufacturer specializing in the assembly of custom complex printed circuit boards, memory modules and system level products. SpecTek, the Company's component recovery operation, recovers, assembles, tests, grades and markets reduced specification random access memory ("RAM") products. On April 7, 1995, Micron Computer, Inc. ("MCI") and the former Micron Custom Manufacturing Services, Inc. ("MCMS"), then subsidiaries of MTI, merged with and into ZEOS International, Ltd. ("ZEOS") and the name of the combined company was changed to "Micron Electronics, Inc." (the "MEI Merger").

                                THE OFFERING(1)

Common Stock offered by the Company..  3,000,000 shares
Common Stock offered by the Selling
 Shareholders........................ 10,500,000 shares
Common Stock to be outstanding after
 the Offering(2)..................... 95,451,018 shares
Nasdaq National Market symbol........ MUEI
Use of proceeds...................... For general corporate purposes, including capital expenditures and to meet working
                                      capital requirements. See "Use of
                                      Proceeds."

--------
(1) Assumes that the Underwriters' over-allotment option is not exercised. See "Underwriting."
(2) Based upon shares outstanding as of November 28, 1996. Does not include (i) options outstanding as of November 28, 1996 to purchase approximately 1,914,000 shares of Common Stock granted pursuant to the Company's 1995 Stock Option Plan (the "1995 Option Plan") at exercise prices ranging from $8.89 to $23.83 per share, (ii) approximately 3,086,000 additional shares of Common Stock reserved for future issuance pursuant to the 1995 Option Plan, (iii) options outstanding as of November 28, 1996 to purchase approximately 43,000 shares of Common Stock granted pursuant to ZEOS' stock option plan at exercise prices ranging from $2.63 to $10.75 per share and
    (iv) approximately 2,364,000 shares reserved for future issuance pursuant to the Company's 1995 Employee Stock Purchase Plan (the "Purchase Plan"). See "Capitalization."

                         SUMMARY FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                             FISCAL YEAR ENDED
                         ---------------------------------------------------------
                                             PRO                PRO                 FISCAL QUARTER
                                   ACTUAL  FORMA(2)  ACTUAL   FORMA(2)                   ENDED
                                  -------- -------- -------- ----------            -----------------
                         SEPT. 2, SEPT. 1, SEPT. 1, AUG. 31,  AUG. 31,   AUG. 29,  NOV. 30, NOV. 28,
                           1993     1994     1994     1995      1995       1996      1995     1996
                         -------- -------- -------- -------- ---------- ---------- -------- --------
STATEMENT OF OPERATIONS
 DATA:(1)
 Net sales.............. $162,180 $412,938 $650,983 $999,999 $1,193,330 $1,764,920 $438,578 $421,018
 Gross margin...........   32,335   86,295  104,839  183,337    209,578    261,185   58,712   80,450
 Operating income.......   21,622   59,851   40,836  106,493    107,446     75,998   26,664   39,741
 Net income.............   13,623   36,898   23,548   65,086     65,315     44,582   16,615   24,812
 Earnings per share..... $   0.17 $   0.45 $   0.26 $   0.74 $     0.70 $     0.48 $   0.18 $   0.27

                                                        AS OF NOVEMBER 28, 1996
                                                        ------------------------
                                                         ACTUAL  AS ADJUSTED (3)
                                                        -------- ---------------
BALANCE SHEET DATA:
 Working capital....................................... $139,803    $188,031
 Total assets..........................................  562,234     610,462
 Total debt(4).........................................   25,059      25,059
 Shareholders' equity..................................  253,268     301,496

--------
(1) On April 7, 1995, MCI and MCMS, then subsidiaries of MTI, were merged with and into ZEOS, and the surviving corporation's name was changed to "Micron Electronics, Inc." The Company's fiscal year is a 52 or 53 week period ending on the Thursday closest to August 31, which was the fiscal year of MCI and MCMS. A new basis of accounting, based on fair values, was established for the assets and liabilities of ZEOS. Subsequent to the MEI Merger, the Company's financial statements reflect the consolidated results of operations, financial position and cash flows of the Company based on the new basis of accounting for the assets and liabilities of ZEOS and the historical cost bases for the assets and liabilities of MCI and MCMS. Prior to the MEI Merger, the financial statements of the Company include only the combined results of operations, financial position and cash flows of MCI and MCMS.
(2) Reflects the Company's results of operations on a pro forma basis, as if the MEI Merger had occurred at the beginning of fiscal 1994 after giving effect to pro forma adjustments, including amortization of goodwill, certain product and process technology costs and related income tax effects. The pro forma information is provided for illustrative purposes and is not necessarily indicative of the combined results of operations that would have actually occurred for such periods.
(3) Adjusted to reflect the issuance and sale by the Company of the 3,000,000 shares of Common Stock offered by the Company hereby.
(4) Total debt includes all interest bearing debt of the Company and its subsidiaries.

                                  THE COMPANY

  The Company, a majority-owned, publicly traded subsidiary of Micron Technology, Inc. ("MTI"), is a leading provider of personal computer ("PC") systems through the direct sales channel in the United States. The Company's PC operation develops, markets, manufactures, sells and supports a range of memory-intensive, high performance desktop and notebook PC systems and network servers under the Micron brand name. In addition to its PC operation, the Company has contract manufacturing and component recovery operations. The Company's wholly-owned subsidiary, Micron Custom Manufacturing Services, Inc. ("CMS"), is a contract manufacturer specializing in the assembly of custom complex printed circuit boards, memory modules and system level products. SpecTek, the Company's component recovery operation, recovers, assembles, tests, grades and markets reduced specification random access memory ("RAM") components.

  The Company primarily receives orders for PC products via telephone, facsimile and the Internet, and PC systems are generally shipped directly to the end-customer. According to International Data Corporation ("IDC"), the direct sales channel of the PC market in the United States is projected to grow at a compounded annual growth rate of approximately 13.1% for the period between 1996 and 2000. In fiscal 1995 and 1996, the Company's rate of growth in PC sales exceeded the rate of growth in the overall direct sales channel, principally as a result of increased market awareness and acceptance of its products. As a result, during that period the Company increased its market share in the direct sales channel. According to a recent study conducted by IDC, the Company is the third largest supplier of PC systems in the direct sales channel and ninth largest in the overall PC market in the United States.

  By focusing on the direct sales channel, the Company can avoid dealer markups typically experienced in the retail sales channel, limit inventory carrying costs and maintain closer contact with its target markets. In addition, this model allows the Company to be more responsive to changes in consumer demand and quickly bring to market new products and technologies utilizing the most advanced commercially available components in PC related technology. The Company believes that direct contact with its customers enables the Company to obtain valuable market feedback as well as generate customer loyalty. The Company's assemble-to-order sales and manufacturing structure enables customers to order custom system configurations by providing customers with a wide range of available features and components.

  The Company's direct marketing approach is aimed toward PC users who evaluate products based on performance, price, reliability, service and support. The Company's customer base is comprised primarily of individuals, small to medium-sized businesses and governmental and educational entities. The Company markets its PC systems primarily by strategically placing advertisements in PC trade publications, submitting its products for review and evaluation by these publications and advertising its products on its home page on the Internet. The Company also markets its PC systems through direct-mail campaigns and sells a limited number of PC systems through its three factory stores located in Idaho, Minnesota and Utah. In addition, the Company sells its PC systems to governmental agencies through the U.S. Government's General Services Administration's Vendor program and through strategic relationships with third parties having large government procurement contracts. Pricing and terms for such procurement contracts are generally subject to renegotiation or termination by third parties and governmental entities.

  The Company develops its PC systems to take advantage of components incorporating the latest developments in the PC industry. The Company's PC systems use Pentium and Pentium Pro microprocessors manufactured by Intel Corporation ("Intel") and are assembled to order with differing memory and storage capacities as well as operating and applications software. The Company also offers a variety of peripheral products with its PC systems, including monitors, modems, graphics cards, accelerators, CD-ROM drives and printers. The Company believes that its relationship with MTI has allowed it to quickly bring to market the latest advancements in semiconductor memory products.

  CMS is a contract manufacturer specializing in the assembly of custom complex printed circuit boards, memory modules and system level products. CMS establishes strategic relationships with original equipment manufacturer ("OEM") customers to provide turnkey manufacturing and other related services for cost-effective solutions to their manufacturing requirements. The Company's SpecTek memory products operation generally recovers, assembles, tests, grades and markets reduced specification RAM components for a wide variety of applications such as PC systems and peripherals, telephone answering machines, electronic games and office equipment. The Company seeks to maximize its return on sales of reduced specification RAM components and to develop custom applications for certain of these devices with strategic OEM customers.

                                 RISK FACTORS

  An investment in the shares of Common Stock being offered hereby involves a high degree of risk. In addition to factors discussed elsewhere in this Prospectus Supplement and incorporated by reference in the accompanying Prospectus, the following are important factors which prospective investors should carefully consider and which could cause actual results or events to differ materially from those contained in any forward-looking statement made by or on behalf of the Company.

GENERAL

 FLUCTUATIONS IN OPERATING RESULTS

  The Company's past operating results have been, and its future operating results may be, subject to seasonality and other fluctuations, on a quarterly and an annual basis, as a result of a wide variety of factors, including, but not limited to, critical component availability, manufacturing and production constraints, fluctuating component costs, fluctuating market pricing for PC and semiconductor memory products, industry competition, the timing of new product introductions by the Company and its competitors, availability of nonstandard RAM components, inventory obsolescence, seasonal cycles common in the PC industry, seasonal government purchasing cycles, the effect of product reviews and industry awards, changes in product mix and the timing of orders from and shipments to OEM customers. As a result, the operating results for any particular period are not necessarily indicative of the results that may occur in any future period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

 MANAGEMENT OF GROWTH

  In recent periods, the Company has experienced rapid revenue growth and an expansion in the number of its employees, in the breadth and complexity of its management, operating and financial information systems and in its geographic scope of operations. This growth has resulted in new and increased responsibilities for the Company's management and has placed, and continues to place, significant demands upon the Company's management, operating and financial information systems, technical support systems and other resources. The Company continues to consider various expansion alternatives, including expansion of facilities, acquisition of facilities in alternative geographic regions and certain strategic relationships. The Company currently has plans to expand its PC operation facilities in Nampa, Idaho and has recently initiated a contract manufacturing operation in Penang, Malaysia. There can be no assurance that the Company's management resources, operating and financial information systems, technical support systems and other resources will be adequate to support the Company's existing or future operations. Any failure to effectively monitor, implement or improve the Company's operational, financial, management and technical support systems could have a material adverse effect on the Company's business and results of operations.

 CONTROL BY MTI

  As of November 28, 1996, MTI owned approximately 79% of the Company's outstanding Common Stock, and after this offering, MTI will own approximately 66% of the Company's outstanding Common Stock. In addition, four of the eight directors of the Company are also directors of MTI, including Steven R. Appleton, Chairman and Chief Executive Officer of MTI. So long as MTI continues to own a majority of the outstanding Common Stock of the Company, MTI will have the ability to control the outcome of matters requiring shareholder approval, including the election of directors, and generally will have the ability to control the management and certain financial and other affairs of the Company. Termination of certain of the Company's arrangements by MTI or MTI exercising its control in negotiating arrangements resulting in terms less favorable to the Company could adversely affect the Company's business and results of operations. In the event that MTI's ownership of the Company were to decrease below certain levels, certain of the Company's arrangements with MTI could terminate, which could have a material adverse effect on the Company's business and results of operations. See "Risk Factors--General--Intellectual Property Matters," "Risk Factors--SpecTek Memory Products Operation-- Dependence on Component Recovery Agreement," "Certain Relationships with Micron Technology, Inc." and "Selling Shareholders."

 INTELLECTUAL PROPERTY MATTERS

  It is common in the electronics industry for patent, trademark and other intellectual property right claims to be asserted against companies, including component suppliers and PC manufacturers. Periodically, the Company is made aware that technology used by the Company may infringe on intellectual property rights held by others. The Company evaluates all such claims and, if necessary, obtains licenses for the continued use of such technology. The Company has accrued a liability and charged operations for the estimated costs of settlement or adjudication of asserted and unasserted claims for alleged infringement prior to the balance sheet date. The Company would be placed at a competitive disadvantage if it were unable to obtain such licenses upon terms at least as favorable as those experienced by the Company's competitors. The Company has entered into several patent and software license agreements, which generally require one-time or periodic royalty payments and are subject to expiration at various times. The Company is unable to predict whether any of these license agreements can be obtained or renewed on terms acceptable to the Company. If the Company or its suppliers are unable to obtain or provide licenses necessary to use technology or software in their products or processes, the Company may be forced to market products without certain technological features or software, discontinue sales of certain of its products or defend legal actions taken against it relating to allegedly protected technology. The inability of the Company to obtain licenses necessary to use certain technology, or an inability to obtain such licenses on competitive terms, or any litigation determining that the Company, in its manufacturing processes or products, has infringed on the intellectual property rights held by others, could have a material adverse effect on the Company's business and results of operations.

  The Company, as a majority-owned subsidiary of MTI, benefits from certain license agreements between MTI and third parties. The Company makes payments to MTI relating to certain of such agreements. The Company's rights under such agreements may terminate in the event that the Company is no longer a majority-owned subsidiary of MTI. In the event of any such termination, the inability of the Company independently to obtain such rights on similar terms could have a material adverse effect on the Company's business and results of operations.

  In addition, MTI has allowed, and is currently allowing, the Company to use certain of MTI's trademarks and patents, including the Micron brand name. Such use by the Company has not been documented by a written license agreement. There can be no assurance that the Company will continue to be able to use such trademarks and patents in the future, particularly if the Company ceases to be a majority-owned subsidiary of MTI. The Company's inability to use such trademarks and patents in the future could have a material adverse effect on the Company's business and results of operations.

 INTERNATIONAL OPERATIONS

  Approximately 5% of the Company's net sales for the first quarter of fiscal 1997, and approximately 10% of the Company's net sales for the fiscal year ended August 29, 1996, were attributable to sales outside the United States. Although the Company's international sales in the first quarter were adversely affected by a decrease in sales of its PC systems through distributors in Japan as the Company initiated direct sales of PC systems through its Japanese call center, the Company believes international sales as a percentage of total sales will increase in the future, particularly for PC systems and contract manufacturing services. In marketing its PC systems in foreign countries, the Company uses either direct selling or indirect selling through distributors, depending on consumer preferences, local infrastructure, language and marketing methods. There can be no assurance that the Company's primary sales and marketing methods through the direct sales channel in the Japanese call center will result in sales at levels that meet or exceed past levels of Japanese sales experienced by the Company. The Company has established a contract manufacturing operation in Penang, Malaysia, and the Company continues to evaluate the benefits and risks associated with overseas manufacturing for its PC and contract manufacturing operations. The new contract manufacturing operation in Malaysia completed its first product shipment in the second quarter of fiscal 1997. There can be no assurance that the establishment of the Japan and Malaysia operations or any other international expansion will be successful, and any failure by the Company to achieve success in international operations could have a material adverse effect on the Company's business and results of operations. The Company's international operations are subject to a number of other risks, including, without limitation, fluctuations in the value of currencies, export duties, import controls, trade barriers, restrictions on funds transfer, greater difficulty in accounts receivable collections, political and economic instability and compliance with foreign laws.

 DEPENDENCE ON KEY PERSONNEL

  The future success of the Company will depend, in part, on its ability to attract and retain key management and technical personnel. The Company has enhanced its respective management and technical expertise by recruiting qualified individuals who possess desired skill sets and experience in certain targeted areas. There is competition for such personnel in the electronics industries, and the Company's inability to attract and retain sufficient additional employees, particularly in the areas of engineering, information technology and technical support resources, could have a material adverse effect on the Company's business and results of operations. The Company does not currently maintain "key man" life insurance with respect to any of its employees. There can be no assurance that the Company will not lose key personnel or that the loss of any key personnel will not have a material adverse effect on the Company's business and results of operations.

 CONCENTRATION OF OWNERSHIP OF COMMON STOCK OF THE COMPANY

  Due to MTI's ownership of approximately 79% of the outstanding shares of the Company's Common Stock as of November 28, 1996, and approximately 66% following this offering, only a limited percentage of Common Stock of the Company is traded in the public market, which limits the trading liquidity of the Common Stock of the Company and may limit the Company's ability to complete future equity financings. The sale on the open market of substantial amounts of shares of Common Stock of the Company currently held by MTI could adversely affect the prevailing market prices of Common Stock of the Company. MTI's ability to sell shares of Common Stock of the Company, unless registered under the Securities Act of 1933, as amended (the "Securities Act"), is subject to volume and other restrictions pursuant to Rule 145 promulgated under the Securities Act. In addition, MTI, the Company and certain officers and directors of the Company have each agreed that they will not offer to sell, contract to sell or otherwise dispose of any Common Stock of the Company, for a period of 90 days after the date of this Prospectus Supplement, except pursuant to the Company's stock option or purchase plans existing as of the date of this Prospectus Supplement or other options granted by the Company to employees, directors or consultants. See "Underwriting."

 VOLATILITY OF STOCK PRICE

  The trading prices of the Common Stock of the Company and the stock of other companies primarily engaged in the PC industry have had a history of significant volatility. The trading price of the Common Stock of the Company is subject to significant fluctuations due to general market conditions in the PC industry, announcements of technological innovations or new commercial products by competitors, component availability and pricing, the significant number of shares of Common Stock of the Company eligible for future sale into the public market or other factors. The stock market generally has experienced significant price and volume fluctuations, and such fluctuations have impaired stock prices for many high technology companies. These broad market fluctuations, as well as general economic conditions and the financial performance of the Company, may adversely affect the market price of the Common Stock of the Company.

PERSONAL COMPUTER SYSTEMS

 COMPETITION IN THE PC INDUSTRY

  The PC industry is highly competitive and has been characterized by intense pricing pressure, rapid technological advances in hardware and software, frequent introduction of new products, low gross margin percentages and rapidly declining component costs. Competition in the PC industry is based primarily upon performance, price, reliability, service and support. The Company believes that the rate of growth in worldwide sales of PC systems, particularly in the United States, where the Company sells a substantial majority of its PC systems, has declined and may remain below the growth rates experienced in recent years. Any general decline in demand, or a decline in the rate of increase of demand, for PC systems could increase price competition and could have a material adverse effect on the Company's business and results of operations. To remain competitive, the Company must frequently introduce new products and price its products and offer customers lead times comparable to its competitors. In addition, to remain competitive, the Company generally reduces the selling prices of its PC systems in connection with declines in its costs of components. The Company competes with a number of PC manufacturers which sell their products primarily through direct channels, including Dell Computer, Inc. and Gateway 2000, Inc. The Company also competes with PC manufacturers, such as Apple Computer, Inc., Compaq Computer Corporation, Hewlett-Packard Company, International Business Machines Corporation and Toshiba Corporation among others, which have traditionally sold their products through national and regional distributors, dealers and value added resellers, retail stores and direct sales forces. Many of the Company's PC competitors offer broader product lines, have substantially greater financial, technical, marketing and other resources than the Company and may benefit from component volume purchasing arrangements that are more favorable in terms of pricing and component availability than the arrangements enjoyed by the Company. In addition, as a result of PC industry standards, the Company and its competitors generally use many of the same components, typically from the same set of suppliers, which limits the Company's ability to technologically and functionally differentiate its products. In the future, the Company expects to face increased competition in the U.S. direct sales market from foreign PC suppliers and from indirect domestic suppliers of PC products that decide to implement, or devote additional resources to, a direct sales strategy. In order to gain an increased share of the U.S. PC direct sales market, these competitors may effect a pricing strategy that is more aggressive than the current pricing in the direct sales market. The Company's ability to continue to produce competitively priced products and to maintain existing gross margin percentages will depend, in large part, on the Company's ability to sustain high levels of sales and control inventory levels, component cost and other operating expenses. Any failure by the Company to transition to new products effectively or to accurately forecast demand for its products may have a material adverse effect on the Company's business and results of operations.

 INVENTORY MANAGEMENT

  The Company's ability to compete successfully in the PC market in the future will depend in large part on its ability to effectively manage its inventories of PC components. The Company's PC operations focus on the direct sale of assemble-to-order PC systems that feature components incorporating the latest technological developments in the PC industry. The Company experienced a significant increase in the level of inventories in the fourth quarter of calendar 1996. The Company has experienced in the past, and could experience in the future, inventory obsolescence resulting from, among other things, the fast pace of technological developments in the PC industry and the short product life cycles of PC systems and components. In addition, because high volumes of quality components are required for the manufacture of the Company's PC systems, the Company has experienced in the past, and expects to experience in the future, shortages and other supply constraints of key components. Such shortages or supply constraints have in the past adversely affected, and could in the future adversely affect, the Company's ability to ship products on schedule or at expected gross margins. To be successful in the future, the Company must accurately anticipate demand for its products and obtain adequate supplies of components to meet such demand. The failure of the Company to manage its inventories effectively could result in inventory obsolescence, excess inventories, component shortages and untimely shipment of products, any of which could have a material adverse effect on the Company's business and results of operations.

  From time to time, the Company has been unable to obtain sufficient quantities of certain critical components to permit the Company to meet demand for its products. Sales of PC systems in the first quarter of fiscal 1997 were adversely affected by shortages of certain Intel Pentium Pro microprocessors and certain high-performance disk drives. There can be no assurance that imbalances between supply and demand for microprocessors or any other critical components will not occur in the future or that the Company will be able to obtain these components from Intel or other parties in quantities sufficient to meet demand within the near or longer term at competitive prices or at all. In the event that these components are unavailable to the Company in sufficient quantities at competitive prices in the future, the Company may need to modify its product offerings, which, in turn, could adversely affect the Company's business and results of operations.

 SHORT PC PRODUCT LIFE CYCLES

  To maintain a competitive position in the PC industry, the Company must introduce new products and features that address the needs and preferences of customers in its target markets. The PC industry is characterized by short product life cycles resulting from rapid changes in technology and consumer preferences and declining product prices. To remain competitive, the Company must frequently introduce new products and features. There can be no assurance that these products or features will be successful, that the introduction of new products or features by the Company or its competitors will not materially and adversely affect the sale of, or gross margins on, the existing products of the Company or that the Company will be able to adapt to future changes in the PC industry. The Company does not maintain a significant research and development group. Instead, the Company strives to work closely with PC component suppliers and other technology developers to evaluate the latest developments in PC-related technology. There can be no assurance that the Company will continue to have access to new technology, will be successful in incorporating new technology in its products or will be able to deliver commercial quantities of new products or features in a timely and cost-effective manner.

 DEPENDENCE ON KEY SOURCES OF SUPPLY

  The Company purchases substantially all of its PC components and subassemblies from suppliers on a purchase order basis and generally does not have long-term supply arrangements with its suppliers. Certain components, subassemblies and software included in the Company's PC systems are obtained from sole suppliers or a limited number of suppliers. The microprocessors used in the Company's PC systems are manufactured exclusively by Intel. In addition, the Company currently purchases a significant majority of its motherboards from a single source. A significant portion of the RAM components used in the Company's PC systems are supplied by MTI, and the Company expects to continue to rely on MTI as its primary source of RAM components. The Company focuses on providing PC systems that feature components incorporating the latest technological developments in the PC industry, which components are periodically in short supply and are available from sole or a limited number of suppliers. As a result, the Company has experienced in the past, and expects to experience in the future, shortages in the components and subassemblies used in its PC systems. From time to time, the Company has been unable to obtain sufficient quantities of certain

Intel microprocessors. Sales of PC systems in the first quarter of fiscal 1997 were directly affected by shortages of certain Intel Pentium Pro microprocessors and certain high-performance disk drives. The Company relies, to a certain extent, upon its suppliers' abilities to enhance existing products in a timely and cost-effective manner, to develop new products to meet changing customer needs and to respond to emerging standards and other technological developments in the PC industry. The Company's reliance on a limited number of suppliers and on a strategy of incorporating the latest technological developments into its PC systems involves several risks, including the possibility of shortages and/or increases in costs of components, subassemblies and software, and risk of reduced control over delivery schedules, which could have a material adverse effect on the Company's business and results of operations.

  The Company's TransPort notebook PC systems are currently assembled by a single third-party manufacturer. This outsourcing arrangement and any future outsourcing arrangements that the Company may enter into may reduce the direct control the Company has over certain components and the assembly of such products. It is uncertain what effect such limited control will have over the quality of the products manufactured, the Company's ability to ship such products on a timely basis or the flexibility of the Company to respond to changing market conditions. Moreover, although arrangements with such manufacturers may contain provisions for warranty obligations on the part of such manufacturers, the Company remains primarily responsible to the consumer for warranty obligations. Any unanticipated product defect or warranty obligation, whether pursuant to arrangements with third-party manufacturers or otherwise, could adversely affect the Company's business and results of operations.

 STATE TAXATION

  Several states have enacted legislation which would require out of state direct marketers to collect and remit sales and use taxes based on certain limited contacts with the state. Taxation authorities in certain states have, from time to time, solicited information from the Company to determine whether the Company has sufficient contacts with such states to require payment of sales and use taxes on its PC systems sold to customers in those states. The Company could be required to pay sales and use taxes, and income and franchise taxes related to the Company's operations in prior periods, which could have a material adverse effect on the Company's business and results of operations. In addition, the Company may be increasing its contacts and presence in various states as it pursues its business strategies. As a result of its contacts, the Company may be required to collect and remit sales and use taxes in the future, which could have a material adverse effect on the Company's business and results of operations.

 RELIANCE ON THE DIRECT SALES APPROACH

  The Company primarily markets its PC systems directly to individuals, small and medium-sized businesses and governmental and educational entities through advertisements in PC trade publications, direct-mail campaigns and on the Internet. Direct sales orders are received primarily by telephone by the Company's sales representatives who review configuration options and pricing with the customer. The direct sales approach may make it difficult for the Company to penetrate specific markets and may be less appealing to first-time PC buyers than other sales channels. In addition, the Company's ability to increase future sales of PC systems is dependent in part on the growth of the direct sales channel. The Company believes that to retain customer interest in its PC systems and brand name recognition of its products, the Company must continue to offer products, services and support which are recognized by trade publications for overall performance, price, reliability and quality. There can be no assurance that the Company's name recognition and market acceptance of its PC products will not decline in the future, which could have a material adverse effect on the Company's business and results of operations. There can be no assurance that direct sales of PC systems as a percentage of industry-wide PC sales will increase or that the Company will increase its share of the direct sales market in the future. There can also be no assurance that PC companies that currently distribute their PC products primarily through distributors and resellers will not implement or devote additional resources to a direct sales strategy, or that the direct sales strategy will be successful in international markets. Any decline in the rate of growth of the PC direct sales channel, or the Company's failure to compete successfully in the direct sales channel, could have a material adverse effect on the Company's business and result of operations.

 INVESTMENT IN CUSTOMER SERVICE AND TECHNICAL SUPPORT SYSTEMS

  The Company's PC operation has experienced significant growth in orders for PC systems. The Company has from time to time experienced an increase in the volume of customer service and technical support calls, which has placed, and is expected to continue to place, a strain on the Company's customer service and technical support systems. To remain competitive, the Company must invest significant resources in the maintenance and improvement of its customer service and technical support systems. Any failure to maintain adequate customer service and technical support systems could cause customer dissatisfaction with the Company. Customer dissatisfaction could result in reduced sales of PC systems, which could have a material adverse effect on the Company's business and results of operations.

 GOVERNMENT REGULATION OF THE PC INDUSTRY

  Prior to marketing its PC systems, the Company must receive certification that such systems meet standards established by the Federal Communications Commission and certain foreign agencies for radio frequency emissions. Any delay or failure by the Company to obtain such certifications may delay or prevent the Company from introducing new products on a timely basis, which could have a material adverse effect on the Company's business and results of operations. In addition, the U.S. Federal Trade Commission and the Department of Commerce, along with similar foreign agencies in other jurisdictions, have promulgated certain regulations that affect the Company's shipping, advertising and general operations. Any failure by the Company to comply with such regulations could result in significant penalties, fines or marketing restrictions, which in turn could have a material adverse effect on the Company's business and results of operations.

CONTRACT MANUFACTURING

 COMPETITION IN THE CONTRACT MANUFACTURING INDUSTRY

  The contract manufacturing industry is highly competitive. The Company's contract manufacturing operation competes against numerous domestic and offshore contract manufacturers, including a significant number of local and regional companies. In addition, the Company competes against in-house manufacturing capabilities of certain of its existing customers as well as with certain large computer manufacturers which offer third-party contract manufacturing services. The Company's contract manufacturing competitors include, among others, Avex Electronics, Inc., Benchmark Electronics, Inc., Celestica Inc., DOVAtron International, Inc., Flextronics International, Group Technologies Corporation, Jabil Circuits, Inc., Sanmina Corporation, SCI Systems, Inc. and Solectron Corporation. Many of the Company's competitors have substantially greater manufacturing, technical, financial, personnel, marketing and other resources than the Company and have manufacturing operations at multiple domestic and overseas locations.

  The Company believes that the significant competitive factors in the contract manufacturing industry include service, quality, price, technology, location and the ability to offer flexible delivery schedules and deliver finished products on an expeditious and timely basis in accordance with customers' expectations. The Company may be at a disadvantage as to certain competitive factors when compared to manufacturers with greater resources than the Company, substantial offshore facilities or substantially larger domestic facilities. There can be no assurance that the Company's contract manufacturing operation will compete successfully in the future with regard to these factors. In order to remain competitive, the Company may be required to expand its contract manufacturing capacity and may be required to establish additional international operations. There can be no assurance that the Company will be successful in expanding its contract manufacturing operation on a timely and efficient basis, or at all. The failure to do so could have a material adverse effect on the Company's business and results of operations.

 FLUCTUATIONS IN OEM ORDERS

  The Company's contract manufacturing customers generally require short delivery cycles and quick turnaround for contract manufacturing services. As the Company's OEM customers react to variations in demand for their products and adjust their purchase orders to the Company, the Company may be subject to non-cancelable purchase orders with its suppliers and may recognize losses on write downs of inventories due primarily to the specialized nature of certain custom components and declines in market pricing of components. Changes in OEM orders have had an adverse effect on the Company's contract manufacturing operation in the past and there can be no assurance that the Company will not experience such adverse effects in the future.

 CUSTOMER CONCENTRATION

  The Company's sales to its five largest contract manufacturing customers accounted for approximately 66%, 69% and 58% of revenues from the Company's contract manufacturing operation in the first quarter of fiscal 1997 and in 1996 and 1995, respectively. Revenue from the Company's largest contract manufacturing customer represented approximately 22% and 36% of total revenue from the Company's contract manufacturing operation in the first quarter of fiscal 1997 and in 1996, respectively. This compares to approximately 33% and 20% of revenue from the Company's largest contract manufacturing customer in the first quarter of fiscal 1996 and in 1995, respectively. Contract manufacturing revenue from MTI was approximately 6% and 8% of total contract manufacturing revenue in the first quarter of fiscal 1997 and in 1996, respectively, compared to approximately 12% in the first quarter of fiscal 1996 and 13% in 1995. The Company expects to continue to experience a high degree of contract manufacturing customer concentration.

  The Company has no long-term agreements with any of its contract manufacturing customers which require such customers to purchase contract manufacturing services from the Company. In recent periods, direct and indirect sales to the Company's largest contract manufacturing customer have declined materially, and the Company believes that its key contract manufacturing customers will from time to time materially reduce their purchases of the Company's contract manufacturing services in the future. Although the Company has in the past been able to replace such business with increased business from new or existing customers, there can be no assurance that the Company will obtain sufficient alternative business on a timely basis, and the failure to obtain such business could have a material adverse effect on the Company's business and results of operations.

 ENVIRONMENTAL REGULATION

  The Company's contract manufacturing operation is subject to a variety of environmental regulations relating to the use, storage, discharge and disposal of hazardous chemicals and waste water used during its manufacturing processes. Any failure by the Company to comply with present and future environmental regulations could subject it to liabilities or the suspension of production. In addition, such regulations could limit the ability of the Company's contract manufacturing operation to expand its facilities or could require the Company to acquire costly equipment or incur other significant costs any of which could have a material adverse effect on the Company's business and results of operations.

SPECTEK MEMORY PRODUCTS OPERATION

 DEPENDENCE ON COMPONENT RECOVERY AGREEMENT WITH MTI

  Historically, a substantial majority of the nonstandard random access memory ("RAM") components used in the Company's SpecTek memory products operation has been obtained from MTI. The Company and MTI are parties to a Component Recovery Agreement, effective as of August 30, 1996 (the "Component Recovery Agreement"), under which MTI is required to deliver to the Company all of the nonstandard RAM components produced at MTI's semiconductor manufacturing operations. The Company's cost of nonstandard components generally will be determined as one-half of the operating income generated from sales of reduced specification RAM products supplied by MTI. See "Certain Relationships with Micron Technology, Inc.--Supply of Nonstandard and Full Specification RAM Components." There can be no assurance that MTI will continue to produce adequate volumes of nonstandard RAM components to maintain the Company's SpecTek memory products operation at existing or historic levels. The Component Recovery Agreement, which expires August 14, 1999, may be terminated by MTI in the event that MTI's ownership of the Company falls below 30%. Termination or renegotiation of the key terms of the Component Recovery Agreement could have a material adverse effect on the Company's business and results of operations. Changes in MTI's semiconductor manufacturing processes resulting in improvement of device yields and/or changes in the product mix or specifications of its memory components, or other changes or events at MTI adversely affecting its overall manufacturing output, could adversely affect the volume of nonstandard RAM components supplied by MTI.

  Many semiconductor memory manufacturers are reluctant to sell nonstandard RAM components because such components could compete with their full specification RAM components for similar applications. In addition, some manufacturers are concerned that subsequent testing performed by a recovery operation could reveal proprietary data regarding manufacturing yields and processes. As a result, there can be no assurance that the Company will be able to obtain nonstandard RAM components from semiconductor manufacturers in quantities sufficient to meet demand for the Company's products. Any reduction in the availability or functionality of nonstandard RAM components from the Company's suppliers could have a material adverse effect on the Company's business and results of operations.

  PRICING OF RAM PRODUCTS

  Pricing for the Company's reduced specification RAM products fluctuates, to a large degree, based on industry-wide pricing for semiconductor memory products. During the last four fiscal quarters, the Company experienced significant declines in the average selling prices of its reduced specification RAM products as industry-wide average selling prices for full specification semiconductor memory products experienced a sharp decline. The Company believes that such decline in average selling prices of semiconductor memory products was due primarily to changes in the balance of supply and demand for these commodity products, and the Company is unable to predict the impact of semiconductor memory product market dynamics in future periods. Due to increased market risk associated with holding purchased memory components in inventory, the Company has experienced in the past, and may experience in the future, losses from write downs of memory component inventories in periods of declining prices. Further declines in industry-wide pricing for semiconductor memory products would likely result in declines in average selling prices of the Company's reduced specification RAM products, which could have a material adverse effect on the Company's business and results of operations.

                                USE OF PROCEEDS

  The net proceeds to be received by the Company from the sale of the shares in this offering are estimated to be approximately $48.2 million (after deducting estimated expenses and underwriting discounts and commissions). The Company intends to use such net proceeds for general corporate purposes, including capital expenditures and to meet working capital needs. In addition, the Company from time to time considers acquisitions of complementary businesses, assets or technologies, and although there are no current agreements or understandings with respect to any such acquisitions, and the Company is not currently negotiating any potential acquisition, the Company desires to be able to respond to opportunities as they arise. Pending such uses, the Company will invest the net proceeds in interest-bearing securities.

  The Company will not receive any proceeds from the sale of the shares by the Selling Shareholders in this offering.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company at November 28, 1996 and as adjusted to give effect to the application of the net proceeds from the sale by the Company of the shares offered hereby (after deducting estimated expenses and underwriting discounts and commissions). The financial data at November 28, 1996 in the following table should be read in conjunction with the unaudited financial statements of the Company included herein.

                                                           NOVEMBER 28, 1996
                                                          ---------------------
                                                           ACTUAL   AS ADJUSTED
                                                          --------  -----------
                                                             (IN THOUSANDS)
Long-term debt, net of current debt...................... $ 21,085   $ 21,085
                                                          --------   --------
Shareholders' equity:
 Common Stock, $0.01 par value, 150,000,000 shares
  authorized, 92.5 million shares issued and outstanding
  actual; 95.5 million shares issued and outstanding as
  adjusted(1)............................................      925        955
 Additional capital......................................   69,441    117,639
 Retained earnings.......................................  182,906    182,906
 Cumulative foreign currency translation adjustment......       (4)        (4)
                                                          --------   --------
  Total shareholders' equity.............................  253,268    301,496
                                                          --------   --------
   Total capitalization.................................. $274,353   $322,581
                                                          ========   ========

--------
(1) Outstanding Common Stock does not include (i) options outstanding as of November 28, 1996 to purchase approximately 1,914,000 shares of Common Stock granted pursuant to the 1995 Option Plan at exercise prices ranging from $8.89 to $23.83 per share, (ii) approximately 3,086,000 additional shares of Common Stock reserved for future issuance pursuant to the 1995 Option Plan, (iii) options outstanding as of November 28, 1996 to purchase approximately 43,000 shares of Common Stock granted pursuant to ZEOS' stock option plan at exercise prices ranging from $2.63 to $10.75 per share and (iv) approximately 2,364,000 shares reserved for future issuance pursuant to the Purchase Plan.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

  The Company's Common Stock trades on the Nasdaq National Market under the symbol "MUEI." On April 7, 1995, MCI and MCMS, then subsidiaries of MTI, merged with and into ZEOS, and the surviving corporation's name was changed to "Micron Electronics, Inc." Prior to April 7, 1995, the Company's Common Stock traded under the symbol "ZEOS." The following table shows, for the periods indicated, the high and low sales prices for the Common Stock of the Company, as reported by the Nasdaq National Market:

                                                                 HIGH     LOW
                                                                ------- -------
   FISCAL YEAR ENDED AUGUST 31, 1995
     First quarter............................................. $ 8.125 $ 2.750
     Second quarter............................................  11.750   6.750
     Third quarter.............................................  16.250   9.625
     Fourth quarter............................................  20.125  13.750
   FISCAL YEAR ENDED AUGUST 29, 1996
     First quarter............................................. $29.875 $13.000
     Second quarter............................................  15.250   9.250
     Third quarter.............................................  17.125   9.000
     Fourth quarter............................................  16.500   8.750
   FISCAL YEAR ENDING AUGUST 28, 1997
     First quarter ............................................ $23.500 $12.625
     Second quarter (through February 12, 1997)................  25.000  17.500

  On February 12, 1997, the last reported sale price of the Common Stock as reported by the Nasdaq National Market was $18 3/8 per share. As of November 28, 1996, there were approximately 2,100 holders of record of Common Stock.

  The Company has never declared or paid cash dividends. Declaration or payment of cash dividends by the Company to its shareholders is limited by the terms of the Company's credit agreement dated July 3, 1996.

                        SELECTED FINANCIAL INFORMATION

  The selected statement of operations data below for the fiscal years ended September 1, 1994, August 31, 1995 and August 29, 1996 and the selected balance sheet data as of August 31, 1995 and August 29, 1996, are derived from the financial statements of the Company audited by Coopers & Lybrand L.L.P., independent accountants, that are included elsewhere herein, and are qualified by reference to such financial statements. The selected statement of operations data below for the fiscal quarters ended November 30, 1995 and November 28, 1996 and the selected balance sheet data as of November 30, 1995 and November 28, 1996 are derived from the unaudited financial statements of the Company included elsewhere herein. On April 7, 1995, MCI and MCMS, then subsidiaries of MTI, merged with and into ZEOS, and the surviving corporation's name was changed to "Micron Electronics, Inc." A new basis of accounting, based on fair values, was established for the assets and liabilities of ZEOS. Subsequent to the MEI Merger, the Company's financial statements reflect the consolidated results of operations, financial position and cash flows of the Company based on the new basis of accounting for the assets and liabilities of ZEOS and the historical cost bases for the assets and liabilities of MCI and MCMS. Prior to the MEI Merger, the financial statements of the Company include only the combined results of operations, financial position and cash flows of MCI and MCMS. The selected statement of operations data for the fiscal years ended September 3, 1992 and September 2, 1993 and the selected balance sheet data as of September 3, 1992, September 2, 1993 and September 1, 1994, are derived from the audited financial statements of MCI and MCMS that are not included herein, after making appropriate adjustments for the MEI Merger. Such adjustments include the elimination of intercompany balances and transactions and adjustments to reflect the capitalization as a result of the MEI Merger. In the opinion of management of the Company, the unaudited financial statements from which the selected summary quarterly financial information has been derived, contain all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial position of the Company and its results of operations and cash flows as of and for the three month periods ended November 30, 1995 and November 28, 1996. These quarterly historical results are not necessarily indicative of the results to be expected in any future period and results for interim periods are not necessarily indicative of results for the entire fiscal year. The data should be read in conjunction with the financial statements, related notes and other financial information included herein or incorporated herein by reference.

                                                                            FISCAL QUARTER
                                        FISCAL YEAR ENDED                        ENDED
                          ------------------------------------------------ -----------------
                          SEPT. 3,  SEPT. 2,  SEPT. 1, AUG. 31,  AUG. 29,  NOV. 30, NOV. 28,
                            1992      1993      1994     1995      1996      1995     1996
                          --------  --------  -------- -------- ---------- -------- --------
                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
Net sales...............  $63,692   $162,180  $412,938 $999,999 $1,764,920 $438,578 $421,018
Cost of goods sold......   54,685    129,845   326,643  816,662  1,503,735  379,866  340,568
                          -------   --------  -------- -------- ---------- -------- --------
Gross margin............  $ 9,007   $ 32,335  $ 86,295 $183,337 $  261,185 $ 58,712 $ 80,450
Selling, general and ad-
 ministrative...........    4,748     10,317    25,883   74,951    152,937   31,387   39,826
Research and develop-
 ment...................      543        396       561    1,893      3,050      661      883
Restructuring charge(1).      --         --        --       --      29,200      --       --
                          -------   --------  -------- -------- ---------- -------- --------
Operating income........  $ 3,716   $ 21,622  $ 59,851 $106,493 $   75,998 $ 26,664 $ 39,741
Interest income (ex-
 pense), net............     (281)       (28)      546    1,983      3,639    1,028    1,270
                          -------   --------  -------- -------- ---------- -------- --------
Income before income
 taxes..................  $ 3,435   $ 21,594  $ 60,397 $108,476 $   79,637 $ 27,692 $ 41,011
Income tax provision....    1,266      7,971    23,499   43,390     35,055   11,077   16,199
                          -------   --------  -------- -------- ---------- -------- --------
Net income..............  $ 2,169   $ 13,623  $ 36,898 $ 65,086 $   44,582 $ 16,615   24,812
                          =======   ========  ======== ======== ========== ======== ========
Earnings per share......  $  0.03   $   0.17  $   0.45 $   0.74 $     0.48 $   0.18 $   0.27
                          =======   ========  ======== ======== ========== ======== ========
Number of shares used in
 per share calculation .   75,900     78,076    81,523   87,422     92,495   92,566   93,002
                          SEPT. 3,  SEPT. 2,  SEPT. 1, AUG. 31,  AUG. 29,  NOV. 30, NOV. 28,
                            1992      1993      1994     1995      1996      1995     1996
                          --------  --------  -------- -------- ---------- -------- --------
                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.........  $13,998   $ 24,123  $ 45,906 $106,452 $  121,766 $118,240 $139,803
Total assets............   36,848     70,289   151,739  382,716    529,933  463,723  562,234
Total debt(2)...........   10,713      9,327     7,845    6,823     21,297    6,424   25,059
Total shareholders' eq-
 uity...................   13,195     26,874    68,169  173,663    228,460  191,003  253,268

-------
(1) In February 1996, the Company adopted a plan to restructure its PC manufacturing operations by discontinuing sales of its ZEOS brand PC systems and closing the related manufacturing operations in Minneapolis, Minnesota. As a result, the Company recorded a restructuring charge of $29.5 million in the second quarter of fiscal 1996. The Company reduced the restructuring charge by $0.3 million in the fourth quarter of fiscal 1996 after concluding that its restructuring activities had been completed or were adequately provided for in the remaining restructuring accrual. Restructuring costs of $28.9 million incurred through August 29, 1996 include approximately $14.5 million related to the disposition of inventory, approximately $11.4 million related to the write off of goodwill which resulted from the MEI Merger, approximately $1.1 million related to other asset write downs, approximately $0.6 million related to personnel costs and approximately $1.3 million related to other exit costs.

(2) Total debt includes all interest bearing debt of the Company and its subsidiaries.

                 SELECTED PRO FORMA AND ACTUAL FINANCIAL DATA

  The following table sets forth unaudited selected pro forma combined financial data for fiscal 1994 and fiscal 1995, as well as actual selected consolidated financial data for fiscal 1996. The pro forma financial data present the pro forma combined condensed results of operations of ZEOS, MCI and MCMS as if the MEI Merger had occurred at the beginning of fiscal 1994.

  The selected statement of operations data below for the fiscal year ended August 29, 1996 are derived from the financial statements of the Company audited by Coopers & Lybrand L.L.P., independent accountants, that are included elsewhere herein, and are qualified by reference to such financial statements. The unaudited selected pro forma combined financial data are provided for illustrative purposes only and are not necessarily indicative of the combined results of operations that would have been reported had the MEI Merger occurred at the beginning of fiscal 1994, nor do they represent a forecast of results of operations for any future periods. Intercompany balances and transactions have been eliminated in the pro forma presentation. The unaudited selected pro forma combined financial data should be read in conjunction with the financial statements and related notes of the Company which are included elsewhere herein.

                                                        FISCAL YEAR ENDED
                                                 -------------------------------
                                                 PRO FORMA PRO FORMA
                                                 --------- ----------
                                                 SEPT. 1,   AUG. 31,   AUG. 29,
                                                  1994(1)   1995(2)      1996
                                                 --------- ---------- ----------
                                                 (IN THOUSANDS, EXCEPT PER SHARE
                                                              DATA)
Net sales......................................  $650,983  $1,193,330 $1,764,920
Cost of goods sold.............................   546,144     983,752  1,503,735
                                                 --------  ---------- ----------
Gross margin...................................  $104,839  $  209,578 $  261,185
Selling, general and administrative............    62,005      99,524    152,937
Research and development.......................     1,998       2,608      3,050
Restructuring charge(3)........................       --          --      29,200
                                                 --------  ---------- ----------
Operating income...............................  $ 40,836  $  107,446 $   75,998
Interest income, net...........................       802       2,520      3,639
                                                 --------  ---------- ----------
Income before income taxes.....................  $ 41,638  $  109,966 $   79,637
Income tax provision...........................    18,090      44,651     35,055
                                                 --------  ---------- ----------
Net income.....................................  $ 23,548  $   65,315 $   44,582
                                                 ========  ========== ==========
Earnings per share.............................  $   0.26  $     0.70 $     0.48
                                                 ========  ========== ==========
Number of shares used in per share calculation.    90,494      92,949     92,495

--------
(1) Pro forma adjustments for 1994 include amortization of goodwill of $4.9 million, included in selling, general and administrative expenses, accrual for product and process technology costs of $2.0 million, included in cost of goods sold, and the related income tax effects.
(2) Pro forma adjustments for 1995 include amortization of goodwill of $2.9 million, included in selling, general and administrative expenses, accrual for product and process technology costs of $1.0 million, included in cost of goods sold, and related income tax effects.
(3) In February 1996, the Company adopted a plan to restructure its PC manufacturing operations by discontinuing sales of its ZEOS brand PC systems and closing the related manufacturing operations in Minneapolis, Minnesota. As a result, the Company recorded a restructuring charge of $29.2 million in fiscal 1996.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

  The following discussion contains trend information and other forward-looking statements that involve a number of risks and uncertainties. The Company's actual results could differ materially from the Company's historical results of operations and those discussed in the forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, those identified in "Risk Factors" and elsewhere in this Prospectus Supplement or the accompanying Prospectus, including information incorporated by reference in the accompanying Prospectus.

OVERVIEW

  The Company develops, markets, manufactures, sells and supports a range of memory-intensive, high performance desktop and notebook personal computer ("PC") systems and network server products under the Micron brand name. The Company's contract manufacturing operations specialize in the assembly of custom complex printed circuit boards, memory modules and system level products. SpecTek, the Company's component recovery operation, recovers, assembles, tests, grades and markets reduced specification RAM products.

  The Company's net income for the first quarter of fiscal 1997 was $24.8 million, or $0.27 per share, on net sales of $421.0 million, compared to net income of $16.6 million, or $0.18 per share, on net sales of $438.6 million for the corresponding period in 1996. The Company's net sales in the first quarter of fiscal 1997 were comprised of approximately $345.9 million from the sales of PC systems, $51.8 million in contract manufacturing revenue and $23.3 million from sales of semiconductor memory products by SpecTek, the Company's component recovery operation. Net sales of PC systems increased in the first quarter of fiscal 1997 compared to the corresponding period in fiscal 1996 as a result of increased name recognition and market acceptance of the Company's Micron brand PC systems and continued growth of the direct sales channel. Lower revenues from the Company's contract manufacturing operation in the first quarter of fiscal 1997 compared to the first quarter of fiscal 1996 were primarily due to the sharp industry-wide decline in pricing for semiconductor memory products over the Company's past four fiscal quarters. Net sales of reduced specification RAM products by the Company's SpecTek memory products operation were lower in the first quarter of fiscal 1997 compared to the corresponding period in 1996, primarily due to the sharp decline in pricing for semiconductor memory products. This effect was partially offset by an increase in unit sales and megabits shipped of reduced specification RAM products. The Company's gross margin percentage of 19.1% realized in the first quarter of fiscal 1997 was higher than the 13.4% realized in the first quarter of fiscal 1996, primarily due to an increase in gross margin percentage from sales of PC systems coupled with a higher level of sales of PC systems as a percent of total sales. The increase in gross margin realized in the Company's PC operation was principally due to improved component costs, particularly for RAM products, and increased sales of higher margin notebook systems.

  The Company's net income in 1996 was approximately $44.6 million, or $0.48 per share, on net sales of approximately $1,764.9 million. Net sales in 1996 increased primarily as a result of significantly higher sales of PC systems and higher contract manufacturing revenues, partially offset by lower component recovery sales. The Company's gross margin percentage declined from approximately 17.6% (on a pro forma basis) in 1995 to approximately 14.8% in 1996, primarily as a result of a significantly lower gross margin percentage realized from the Company's SpecTek memory products operation and, to a lesser extent, a lower gross margin percentage realized from its contract manufacturing operation. These effects were partially offset by a higher gross margin percentage realized from sales of PC systems, as well as an increase in sales of PC systems as a percentage of total net sales. The gross margin percentage realized on net sales of PC systems increased in 1996 primarily as a result of improved component costs, particularly for RAM products, and generally improved PC inventory management. The Company's gross margin percentage in the fourth quarter of fiscal 1996 benefitted from an adjustment of approximately $13.0 million relating to revisions of estimates for certain contingencies for product and process technology costs. Absent this adjustment, the Company's gross margin percentage in the fourth quarter of fiscal 1996 would have been approximately 17.9%. The Company believes that, as a result of continued pricing pressure on PC systems and a slower rate of decline of, or an increase in, component costs, particularly for RAM products, it will be unable to maintain its gross margin percentage at this level in the foreseeable future.

  The Company's past operating results have been, and its future operating results may be, subject to seasonality and other fluctuations, on a quarterly and an annual basis, as a result of a wide variety of factors, including, but not limited to, critical component availability, manufacturing and production constraints, fluctuating component costs, fluctuating market pricing for PC and semiconductor memory products, industry competition, the timing of new product introductions by the Company and its competitors, availability of nonstandard RAM components, inventory obsolescence, seasonal cycles common in the PC industry, seasonal government purchasing cycles, the effect of product reviews and industry awards, changes in product mix and the timing of orders from and shipments to OEM customers. As a result, the operating results for any particular period are not necessarily indicative of the results that may occur in any future period.

  On April 7, 1995, Micron Computer, Inc. ("MCI") and former Micron Custom Manufacturing Services, Inc., ("MCMS"), then subsidiaries of Micron Technology, Inc. ("MTI"), merged with and into ZEOS International, Ltd. ("ZEOS"), and the surviving corporation's name was changed to "Micron Electronics, Inc." (the "MEI Merger"). A new basis of accounting, based on fair values, was established for the assets and liabilities of ZEOS. Subsequent to the MEI Merger, the Company's financial statements reflect the consolidated results of operations, financial position and cash flows of the Company based on the new basis of accounting for the assets and liabilities of ZEOS and the historical cost bases for the assets and liabilities of MCI and MCMS. Prior to the MEI Merger, the financial statements of the Company include only the combined results of operations, financial position and cash flows of MCI and MCMS.

  In February 1996, the Company adopted a plan to restructure its PC manufacturing operations by discontinuing sales of its ZEOS brand PC systems and closing the related manufacturing operations in Minneapolis, Minnesota. As a result, the Company recorded a restructuring charge of $29.2 million in 1996. Restructuring costs of approximately $28.9 million incurred through August 29, 1996 include approximately $14.5 million related to the disposition of inventory, approximately $11.4 million for the write off of goodwill which resulted from the MEI Merger, approximately $1.1 million related to other asset write downs, approximately $0.6 million related to personnel costs and approximately $1.3 million related to other exit costs.

  Certain reclassifications have been made in the following discussion and analysis to present results of operations on a consistent basis.

RESULTS OF OPERATIONS FOR THE QUARTERS ENDED NOVEMBER 30, 1995 AND NOVEMBER 28, 1996

  Net income for the first quarter of fiscal 1997 was $24.8 million, or $0.27 per share, on net sales of $421.0 million, compared to net income of $16.6 million, or $0.18 per share, on net sales of $438.6 million for the first quarter of fiscal 1996 and net income of $26.4 million, or $0.29 per share, on net sales of $457.4 million for the fourth quarter of fiscal 1996.

  NET SALES

  The following summarizes the Company's net sales by product line:

                                                      FIRST QUARTER
                                         ---------------------------------------
                                                1996                1997
                                         ------------------- -------------------
                                          AMOUNT  % OF SALES  AMOUNT  % OF SALES
                                         -------- ---------- -------- ----------
                                                 (DOLLARS IN THOUSANDS)
PC systems.............................. $299,797    68.4%   $345,907    82.2%
Contract manufacturing..................  100,552    22.9      51,757    12.3
SpecTek memory products.................   38,229     8.7      23,354     5.5
                                         --------   -----    --------   -----
Total net sales......................... $438,578   100.0%   $421,018   100.0%
                                         ========   =====    ========   =====

  Total net sales for the first quarter of fiscal 1997 were slightly lower compared to the corresponding period in 1996 primarily due to lower revenues from the Company's contract manufacturing operation and, to a lesser extent, lower sales of memory products by SpecTek, the Company's component recovery operation. These decreases were nearly offset by a higher level of sales of PC systems.

  PERSONAL COMPUTER SYSTEMS. Net sales of PC systems increased in the first quarter of fiscal 1997 compared to the corresponding period in 1996 primarily as a result of increased name recognition and market acceptance of the Company's Micron brand PC systems and continued growth of the direct sales channel. Total unit sales of PC systems were approximately 22% higher in the first quarter of fiscal 1997 compared to the first quarter of fiscal 1996. A 46% increase in unit sales of Micron brand PC systems was made possible through manufacturing efficiencies gained in the re-design of the Company's PC manufacturing operation in Nampa, Idaho during 1996. This increase was partially offset by the effect of the discontinuance of ZEOS brand PC systems during 1996. The growth in sales of PC systems was partially attributable to a higher level of sales to governmental entities and an increase in sales of the Micron TransPort, the Company's modular design multimedia notebook product introduced in the third quarter of fiscal 1996. There can be no assurance that the Company's name recognition and market acceptance of its PC products will not decline in the future and there can be no assurance of the continued growth of the direct sales channel for PC systems, each of which could have a material adverse effect on the Company's business and results of operations. See "Risk Factors--Personal Computer Systems--Reliance on the Direct Sales Approach."

  Sales to federal, state and local governmental entities were approximately 27% of total net sales of PC systems in the first quarter of fiscal 1997 compared to approximately 17% in the corresponding period in 1996. The Company experienced an increase in sales of PC systems under the U.S. Government's General Services Administration Vendor program and through other direct government sales in the first quarter of fiscal 1997 compared to the first quarter of fiscal 1996. In addition, unit sales to prime contractors under certain federal government procurement programs increased by approximately 12% in the first quarter of fiscal 1997 compared to the first quarter of fiscal 1996.

The level of the Company's governmental sales is partially dependent on the buying practices of governmental entities and the Company's participation in government contracts in the future, of which there can be no assurance. The level of sales of PC systems to governmental entities may vary from quarter to quarter and a significant decline could have a material adverse effect on the Company's business and results of operations.

  Unit sales of notebook systems were approximately 8% of total PC system sales during the first quarter of fiscal 1997 compared to approximately 1% in the corresponding period in 1996. Unit sales of notebook systems in the first quarter of fiscal 1997 consisted solely of the Micron TransPort, whereas notebook sales in the first quarter of fiscal 1996 consisted solely of ZEOS brand product.

  Average selling prices for the Company's desktop PC systems decreased in the first quarter of fiscal 1997 compared to the corresponding period in 1996 primarily as a result of general price reductions and the effect of the higher level of comparatively lower priced desktop systems sold to governmental entities as a percentage of total desktop systems sold. Average selling prices for notebook systems increased over the same period with the Company's transition from the lower priced ZEOS Meridian notebooks to the higher end Micron TransPort notebooks.

  In the second quarter of fiscal 1996, the Company decided to discontinue the manufacture and sale of ZEOS brand PC systems and to close the related manufacturing operation in Minneapolis, Minnesota. As a percentage of total PC system sales, ZEOS brand PC system sales were approximately 19% in the first quarter of fiscal 1996.

  Net sales of PC systems in the first quarter of fiscal 1997 were slightly lower compared to the fourth quarter of fiscal 1996 and were adversely affected by shortages of Pentium Pro microprocessors and certain high-performance disk drives. Despite a 58% increase in unit sales of Pentium Pro microprocessor-based PC systems and a 3% overall increase in unit sales in the first quarter of fiscal 1997 compared to the fourth quarter of fiscal 1996, the Company was unable to meet the demand for its products containing Pentium Pro microprocessors and certain high-performance disk drives due to these shortages. A lower level of PC shipments than expected in the first quarter of fiscal 1997, principally as a result of these component shortages, led to an increase of the Company's inventories of other components. In the event that the Company is unable to obtain Pentium Pro microprocessors or other critical components in quantities sufficient to meet demand for the Company's PC systems containing such processors, or obtain such components at competitive prices, sales of the Company's PC systems would be limited, which, in turn, could result in further adverse effects on the Company's business and results of operations. See "Risk Factors--Personal Computer Systems--Dependence on Key Sources of Supply." To a lesser extent, sales during the first quarter of fiscal 1997 were adversely affected by extended quality testing performed on certain desktop PC systems which resulted in a further increase of PC system inventories at November 28, 1996.

  CONTRACT MANUFACTURING. Revenues from the Company's contract manufacturing operation were approximately 49% lower in the first quarter of fiscal 1997 compared to the first quarter of fiscal 1996 primarily due to the effect of the sharp industry-wide decline in pricing for semiconductor memory products over the Company's last four fiscal quarters and, to a lesser extent, a shift in product mix to lower priced products. Historically, a significant portion of contract manufacturing revenues have been attributable to the semiconductor content of products manufactured. Such effects were partially offset by a higher production volume achieved through the acquisition and utilization of additional manufacturing equipment and the upgrade of existing equipment at the Company's Idaho and North Carolina facilities. Contract manufacturing revenues were 34% lower in the first quarter of fiscal 1997 compared to the fourth quarter of fiscal 1996 primarily due to the decline in selling prices for semiconductor memory products, a shift in product mix to lower priced products and a generally lower production volume from its facilities. Production volume in the first quarter of fiscal 1997 was adversely affected by the relocation of the Boise, Idaho contract manufacturing operation to the new site in Nampa, Idaho and the ramp-up of the new production facility.

  The Company continues to rely on a relatively small number of customers for a significant portion of its contract manufacturing business. As a percent of total contract manufacturing revenue, revenues from the Company's top five contract manufacturing customers were approximately 66% in the first quarter of fiscal 1997, compared to approximately 75% in the first quarter of fiscal 1996. Revenues from the Company's largest contract manufacturing customer represented approximately 22% of total revenues from the Company's contract manufacturing operation in the first quarter of fiscal 1997, compared to 33% of revenue from the Company's largest contract manufacturing customer in the first quarter of fiscal 1996. Contract manufacturing revenues from MTI were approximately 6% and 12% of total contract manufacturing revenues in the first quarter of fiscal 1997 and 1996, respectively. See "Risk Factors--Contract Manufacturing--Customer Concentration."

  SPECTEK MEMORY PRODUCTS. Net sales of reduced specification RAM products by SpecTek, the Company's component recovery operation, were approximately 39% lower in the first quarter of fiscal 1997 compared to the first quarter of fiscal 1996, primarily due to a sharp industry-wide decline in pricing for semiconductor memory products over the Company's last four fiscal quarters. These effects were partially offset by an increase in unit sales and megabits shipped of memory products over the same period. Increased unit sales and shipments were made possible by the acquisition and utilization of additional test equipment, reduced component test times and a shift in product mix to generally higher memory density components. The Company's SpecTek memory products operation is influenced by a number of factors including pricing for, and availability of, nonstandard RAM components. See "Risk Factors--SpecTek Memory Products Operation."

  The Company's sales of SpecTek memory products increased by $4.0 million or 21% in the first quarter of fiscal 1997 compared to the fourth quarter of fiscal 1996 due primarily to a 63% increase in megabits shipped, partially offset by a continued decline in average selling prices for the Company's reduced specification RAM products. The higher volume was achieved through utilization of additional testing equipment acquired during the fourth quarter of fiscal 1996 and the first quarter of fiscal 1997 and through reduced component test times.

  Historically, a substantial majority of the nonstandard RAM components used in the Company's SpecTek memory products operation has been obtained from MTI. In the first quarter of fiscal 1997, the Company obtained approximately 71% of its nonstandard RAM components from MTI, compared to approximately 64% in the corresponding period in 1996, with a substantial majority of the remainder purchased from a single third-party alternative source. Purchases from alternative sources are generally negotiated on a purchase order basis and there can be no assurance the Company will be able to negotiate future purchases from alternative sources on terms acceptable to the Company. Unless the Company is able to obtain significant quantities of nonstandard RAM components from alternative sources, the Company's SpecTek memory products operation could be limited to the volume of nonstandard RAM components supplied by MTI. In addition, changes in MTI's semiconductor manufacturing processes resulting in improvement of device yields and/or changes in the product mix or specifications of its memory components, or other changes or events at MTI adversely affecting its overall manufacturing output, could adversely affect the volume of nonstandard RAM components supplied by MTI. Any reduction in the availability or functionality of nonstandard RAM components from MTI or other suppliers could have a material adverse effect on the Company's business and results of operations. See "Risk Factors--SpecTek Memory Products Operation--Dependence on Component Recovery Agreement with MTI."

  GROSS MARGIN

                                                       FIRST QUARTER
                                           -------------------------------------
                                                  1996               1997
                                           ------------------ ------------------
                                           AMOUNT  % OF SALES AMOUNT  % OF SALES
                                           ------- ---------- ------- ----------
                                                  (DOLLARS IN THOUSANDS)
PC systems................................ $33,281    11.1%   $68,030    19.7%
Contract manufacturing....................  10,017    10.0      6,580    12.7
SpecTek memory products...................  15,414    40.3      5,840    25.0
                                           -------            -------
Total gross margin........................ $58,712    13.4%   $80,450    19.1%
                                           =======            =======

  The Company's overall gross margin percentage increased to 19.1% in the first quarter of fiscal 1997 from 13.4% in the first quarter of 1996, primarily as a result of a higher gross margin percentage realized from the Company's PC operation coupled with higher PC system sales as a percent of total sales. This increase was partially offset by lower gross margins realized from sales of memory products by the Company's SpecTek memory products operation. The Company's overall gross margin percentage in the first quarter of fiscal 1997 was lower than the 20.7% realized in the fourth quarter of fiscal 1996. In the fourth quarter of fiscal 1996, gross margin benefited by $13.0 million from revisions of estimates for product and process technology costs. Absent the revisions of estimates, the Company's gross margin percentage in the fourth quarter of fiscal 1996 would have been approximately 17.9%. The increase in the gross margin percentage for the first quarter of fiscal 1997 compared to the 17.9% was primarily due to higher gross margin percentages realized from the Company's SpecTek memory products and contract manufacturing operations and a relatively stable gross margin percentage realized in the Company's PC operation.

  PERSONAL COMPUTER SYSTEMS. The gross margin amount provided by the Company's PC operation in the first quarter of fiscal 1997 increased approximately 104% compared to the first quarter of fiscal 1996 principally due to a higher gross margin percentage realized on PC system sales coupled with a 22% increase in unit sales of PC systems. The higher gross margin percentage for sales of the Company's PC systems in the first quarter of fiscal 1997 compared to the corresponding period in 1996 was primarily due to improved component costs, particularly for RAM products, and, to a lesser extent, an increase in unit sales of notebook systems. Due to the sharp industry-wide decline in pricing for semiconductor memory products, the Company's cost of RAM products decreased significantly during the Company's past four fiscal quarters. Improved component costs resulted from declines in costs for RAM and other components at rates faster than reductions in selling prices for the Company's PC systems. There can be no assurance that the Company's future cost of components will decrease at rates comparable to those in recent periods, or at all, or that the Company's selling prices for its PC systems will not decrease at a rate faster than the decline in its component costs. In addition, increased sales of the Company's notebook products favorably affected the Company's gross margin percentage for sales of PC systems. These systems generally have experienced higher selling prices and gross margins compared to the balance of the Company's PC systems. The increase in government sales in the first quarter of fiscal 1997 compared to the first quarter of fiscal 1996 had an adverse effect on the Company's overall PC gross margin percentage, as these sales generally have lower gross margin percentages than the balance of the Company's PC sales. The Company continues to experience significant pressure on its gross margins as a result of intense competition in the PC industry and consumer expectations of more powerful PC systems at lower prices. In addition, the Company's gross margin percentage will continue to depend in large part on its ability to effectively manage its inventories of PC system components. See "Risk Factors--Personal Computer Systems-- Competition in the PC Industry" and "Risk Factors--Personal Computer Systems-- Inventory Management."

  In September 1996, the Company entered into a license agreement and, through MTI, became licensed under another agreement, each providing for the use of certain technology in its PC operation.

The costs of intellectual property rights used in the manufacture of the Company's PC systems as a percent of net sales of PC systems were approximately 1.4% lower for the first quarter of fiscal 1997 compared to the first quarter of fiscal 1996. Future charges for intellectual property rights may fluctuate, however, as a result of resolution of asserted claims of infringement and claims that may be asserted in the future. In addition, the Company's rights under its license agreement obtained through MTI may terminate in the event that the Company is no longer a majority-owned subsidiary of MTI. See "Risk Factors--General--Intellectual Property Matters."

  CONTRACT MANUFACTURING. The gross margin percentage realized from the Company's contract manufacturing operation was higher in the first quarter of fiscal 1997 compared to the first quarter of fiscal 1996 primarily due to a shift in product mix to relatively higher margin products and a significant increase in production volume resulting in a reduction in process costs per unit.

  SPECTEK MEMORY PRODUCTS. The gross margin percentage realized by the Company's SpecTek memory products operation declined in the first quarter of fiscal 1997 compared to the first quarter of fiscal 1996, primarily due to significantly lower average selling prices resulting from a sharp industry-wide decline in pricing for semiconductor memory products over the Company's past four fiscal quarters. This effect was partially offset by generally lower costs of nonstandard RAM components obtained under the Component Recovery Agreement with MTI. Under this agreement, costs of nonstandard RAM components are generally determined as one-half of the net operating income generated from sales of reduced specification RAM products obtained from MTI. Prior to fiscal 1997, costs of nonstandard RAM components obtained from MTI were generally equal to one-half the price realized from sales of such components. See "Risk Factors--SpecTek Memory Products Operation--Dependence on Component Recovery Agreement with MTI."

  The gross margin percentage of 25.0% realized by the Company's SpecTek memory products operation in the first quarter of fiscal 1997 was significantly higher than the gross margin percentage realized in the fourth quarter of fiscal 1996, primarily due to lower costs of components obtained from MTI under the Component Recovery Agreement and, to a lesser extent, generally lower production costs per unit.

  In the event that average selling prices for SpecTek's memory products continue to decline, the gross margin percentage for the Company's SpecTek memory products operation could decline further and overall results of operations could be adversely affected. See "Risk Factors--SpecTek Memory Products Operation--Pricing of RAM Products." In the event that the Company is unable to obtain additional sources of supply of nonstandard RAM components or to maintain its existing sources of supply, the Company's SpecTek memory products operation's gross margin percentage could decline and overall results of operations could be adversely affected.

 SELLING, GENERAL AND ADMINISTRATIVE

                                                           FIRST QUARTER
                                                      -------------------------
                                                       1996    % CHANGE  1997
                                                      -------  -------- -------
                                                       (DOLLARS IN THOUSANDS)
Selling, general and administrative.................. $31,387    26.9%  $39,826
as a % of net sales..................................     7.2%              9.5%

  Selling, general and administrative ("SG&A") expenses increased in absolute dollars and as a percent of net sales in the first quarter of fiscal 1997 compared to the corresponding period in 1996 primarily due to higher levels of personnel costs associated with the expanded PC operation and increased advertising for the Company's PC operation. SG&A expenses in the first quarter of fiscal 1996 included approximately $1.2 million of goodwill amortization, reflecting charges prior to the write-off of unamortized goodwill in connection with the Company's restructuring charge relating to the discontinuance of its ZEOS brand products in the second quarter of fiscal 1996.

 INCOME TAX PROVISION

                                                             FIRST QUARTER
                                                        ------------------------
                                                         1996   % CHANGE  1997
                                                        ------- -------- -------
                                                         (DOLLARS IN THOUSANDS)
Income tax provision................................... $11,077   46.2%  $16,199

  The effective income tax rate was 39.5% in the first quarter of fiscal 1997, principally reflecting the federal statutory rate and the net effect of state taxes. The Company's effective income tax rate of 40.0% for the corresponding period in 1996 principally reflected the federal statutory rate, the net effect of state taxes and the effect of goodwill amortization.

RESULTS OF OPERATIONS FOR 1994, 1995 AND 1996

  The Company believes that discussion and analysis of the Company's results of operations on a pro forma basis for the three year period ending August 29, 1996, which includes the results of operations of ZEOS prior to the MEI Merger, provide a more meaningful comparison than discussion and analysis of the Company's actual results of operations. The following discussion and analysis present the Company's results of operations for 1996, compared to the Company's pro forma results of operations for 1995 and 1994, as if the MEI Merger had occurred at the beginning of 1994 and giving effect to pro forma adjustments, including amortization of goodwill, certain product and process technology costs and related income tax effects. The pro forma information is provided for illustrative purposes and is not necessarily indicative of the results of operations that would have occurred if MCI and MCMS had merged with ZEOS at the beginning of fiscal 1994, nor does it represent a forecast of results of operations for any future period.

 NET SALES

  The following table summarizes the Company's net sales by product line:

                            PRO FORMA 1994       PRO FORMA 1995             1996
                          ------------------- --------------------- ---------------------
                           AMOUNT  % OF SALES   AMOUNT   % OF SALES   AMOUNT   % OF SALES
                          -------- ---------- ---------- ---------- ---------- ----------
                                              (DOLLARS IN THOUSANDS)
PC systems..............  $366,640    56.3%   $  765,009    64.1%   $1,252,492    71.0%
Contract manufacturing..   117,278    18.0       188,145    15.8       373,622    21.2
SpecTek memory products.   167,065    25.7       240,176    20.1       138,806     7.8
                          --------   -----    ----------   -----    ----------   -----
Total net sales.........  $650,983   100.0%   $1,193,330   100.0%   $1,764,920   100.0%
                          ========   =====    ==========   =====    ==========   =====

  Net sales for 1996 were approximately 48% higher than in 1995, primarily due to a significant increase in sales of PC systems and higher revenues from the Company's contract manufacturing operation, partially offset by lower sales from the Company's SpecTek memory products operation. Net sales for 1995 were approximately 83% higher than in 1994, due to a significant increase in sales of PC systems and, to a lesser extent, higher revenues from the Company's SpecTek memory products operation and contract manufacturing operation.

  PERSONAL COMPUTER SYSTEMS. Net sales of PC systems were significantly higher in 1996 compared to 1995 primarily due to significantly higher unit sales of PC systems and, to a lesser extent, higher average selling prices for such PC systems. Unit sales of PC systems in 1996 were approximately 60% higher compared to 1995 principally due to an increase in sales through the direct channel resulting from increased name recognition and market acceptance of the Company's Micron brand desktop PC systems and continued growth in the direct sales channel. Increased sales to governmental entities and increased sales of notebook systems also contributed to higher overall unit sales. Increased name recognition and market acceptance of the Company's Micron brand PC systems partially resulted from the receipt by the Company of a number of awards from trade publications recognizing the price and performance characteristics of Micron brand PC systems and the Company's service and support functions. There can be no assurance that the Company's name recognition and the market acceptance of its PC products will not decline in the future, which could have a material adverse effect on the Company's business and results of operations. See "Risk Factors--Personal Computer Systems--Reliance on the Direct Sales Approach."

  Sales to federal, state and local governmental entities increased as a percentage of total net sales of PC systems in 1996 to approximately 16.3% compared to 5.6% in 1995 and 5.7% in 1994. During 1996, the Company recorded sales of approximately $74.8 million pursuant to two subcontract agreements with prime contractors of the federal government under the PC-1 and Desktop V contracts. The Company substantially discontinued shipments under the PC-1 contract in the second quarter of fiscal 1996 and expects that it will make no future shipments pursuant to the PC-1 contract. The balance of governmental sales in 1996 and those in 1995 and 1994 were generally under the U.S. Government's General Services Administration Vendor program and through other direct sales. The level of the Company's governmental sales is partially dependent on the buying practices of governmental entities and the Company's success in being selected to participate in government contracts in the future, of which there can be no assurance. A significant decline in sales of PC systems pursuant to government contracts could have a material adverse effect on the Company's business and results of operations.

  Sales of notebook systems represented approximately 8.1% of total PC system sales during 1996 compared to approximately 2.5% in 1995 and 5.5% in 1994. The Company experienced an increase in sales of its notebook products in 1996 as a result of the introduction in the third quarter of fiscal 1996 of the TransPort, the Company's modular design multimedia notebook product. The decline of notebook sales as a percent of total PC system sales in 1995 compared to 1994 was primarily due to the significant increase in desktop PC systems sold in 1995.

  Average selling prices for the Company's PC systems increased in 1996 compared to 1995 primarily as a result of the completion of the transition in product mix toward relatively higher priced Pentium and Pentium Pro microprocessor based systems and customer preferences for more richly configured PC systems with components featuring the latest developments in PC-related technology. In addition, during 1996, the Company experienced higher unit sales of notebook products, which generally have significantly higher average selling prices compared to the Company's overall average selling price for PC systems. The Company's average selling price for PC systems declined approximately 6% in the fourth quarter of fiscal 1996 compared to the third quarter of fiscal 1996, primarily as a result of general price reductions for desktop systems and an increase in volume of lower priced PC systems sold under the Desktop V contract.

  In the second quarter of fiscal 1996, the Company decided to discontinue the manufacture and sale of ZEOS brand PC systems and to close the related manufacturing operations in Minneapolis, Minnesota. As a percentage of total PC system sales, sales of ZEOS brand PC systems represented approximately 7.0% in 1996 compared to 38.5% in 1995 and 65.8% in 1994.

  Sales of PC systems in 1995 increased approximately 109% compared to 1994. In 1995 and 1994, sales of desktop systems constituted approximately 97.5% and 94.5%, respectively, of total PC system sales. The increase in sales of desktop PC systems in 1995 was due to a significant increase in sales of Micron brand PC systems resulting from an increase in name recognition and market acceptance. Slightly higher overall average selling prices of PC systems in 1995 compared to 1994 resulted principally from a shift, beginning in the fourth quarter of fiscal 1994, within the desktop PC product lines from Intel486 microprocessor based systems to relatively higher priced Pentium microprocessor based systems. The effect of this shift in product mix was offset in part by continued competitive pricing pressure.

  CONTRACT MANUFACTURING. Revenues from the Company's contract manufacturing operations were approximately 99% higher in 1996 than in 1995; however, quarterly revenues declined sequentially in 1996 from the second quarter through the fourth quarter. The increase in 1996 revenue compared to 1995 was primarily due to the utilization of increased manufacturing capacity and a higher percentage of turnkey, as opposed to consignment, memory module assembly services. Increased capacity was obtained through the acquisition and utilization of additional manufacturing equipment and the upgrade of existing manufacturing equipment at the Company's Boise, Idaho and Durham, North Carolina facilities. Contract manufacturing revenues in the last three quarters of fiscal 1996 were adversely impacted by an industry-wide decline in pricing for semiconductor memory products.

  Contract manufacturing revenues were higher in 1995 compared to 1994, primarily due to increased manufacturing capacity obtained through the addition of a new surface mount technology ("SMT") line at the Company's Boise facility and the upgrade of the Company's existing production lines. Additionally, two SMT lines were installed at the Company's Durham, North Carolina facility which became fully operational in June 1995.

  The Company continues to rely on a relatively small number of customers for a significant portion of its contract manufacturing business. As a percent of total contract manufacturing revenue for 1996, revenues from the Company's top five contract manufacturing customers, including MTI, were approximately 69%, compared to approximately 58% and 63%, in 1995 and 1994, respectively. Revenues, directly or indirectly, from one customer represented approximately 36% of the revenues of the Company's contract manufacturing operations in 1996. Contract manufacturing revenue from MTI was approximately 8%, 13% and 14% of total contract manufacturing revenue in 1996, 1995 and 1994, respectively. The decrease in contract manufacturing revenues from MTI as a percentage of total contract manufacturing revenues was principally due to a reduction in the volume of memory module assembly services provided for MTI. See "Risk Factors--Contract Manufacturing--Customer Concentration."

  SPECTEK MEMORY PRODUCTS. Net sales of reduced specification memory products by SpecTek, the Company's component recovery operation, were approximately 42% lower in 1996 compared to 1995, primarily due to a significant decline in sales of peripheral add-on memory modules, a significant decline in average selling prices for RAM products and a generally lower grade of nonstandard RAM components received from MTI, the Company's primary supplier. These effects were partially offset by an increase in unit sales of reduced specification RAM products. Sales of peripheral add-on memory modules represented approximately 47% of total sales from the Company's SpecTek memory products operation for 1996 compared to approximately 76% for 1995 and 84% in 1994, as the Company changed the focus of its internal production and engineering resources in 1996 primarily to capacity expansion and product development of reduced specification RAM products. The increase in unit sales of reduced specification RAM products in 1996 compared to 1995 was primarily due to the acquisition and utilization of additional test and burn-in equipment and reduced component test times, both resulting in increased throughput for substantially all reduced specification RAM products. The results of operations from the Company's SpecTek memory products operation are influenced by a number of factors including pricing for, and availability of, nonstandard RAM components. See "Risk Factors--SpecTek Memory Products Operation."

  Net sales of SpecTek memory products were higher in 1995 compared to 1994 as a result of increases in both unit sales and overall average selling prices. Unit sales increased approximately 62% in 1995, primarily due to increased availability of nonstandard RAM components and increased production capacity resulting primarily from the addition of new test and burn-in equipment. Overall average selling prices increased approximately 50% in 1995, primarily due to a shift in the product mix to higher priced, higher density reduced specification RAM components.

  Unit sales of peripheral add-on memory products declined slightly in 1995 compared to 1994, but the average memory density per module increased approximately 56%. Overall average selling prices of peripheral add-on memory products increased approximately 75% in 1995 compared to 1994, due largely to the increase in the average memory density per module.

  Historically, a substantial majority of the nonstandard RAM components used in the Company's SpecTek memory products operation has been obtained from MTI. In 1996, the Company obtained approximately 61% of its nonstandard RAM components from MTI, compared to approximately 89% in 1995 and 98% in 1994. In 1996, a substantial majority of the remainder of its nonstandard RAM components was purchased from a single third-party alternative source. Purchases from this alternative source are generally negotiated on a purchase order basis. There can be no assurance that the Company will be able to negotiate future purchases from this alternative source on terms acceptable to the Company. Unless the Company is able to continue obtaining significant quantities of nonstandard RAM components from alternative sources, the Company's SpecTek memory products operation could be limited by the volume of nonstandard RAM components supplied by MTI. Changes in MTI's semiconductor manufacturing processes resulting in improvement of device yields and/or changes in the RAM product mix and specifications, or other changes or events at MTI adversely affecting its overall manufacturing output, could adversely affect the volume of nonstandard RAM components supplied by MTI. Any reduction in the availability or functionality of nonstandard RAM components from the Company's suppliers could have a material adverse effect on the Company's business and results of operations. See "Risk Factors--SpecTek Memory Products Operation--Dependence on Component Recovery Agreement with MTI."

 GROSS MARGIN

                                 PRO FORMA           PRO FORMA
                                   1994     % CHANGE   1995     % CHANGE   1996
                                 ---------  -------- ---------  -------- --------
                                             (DOLLARS IN THOUSANDS)
Gross margin.................... $104,839     99.9%  $209,578     24.6%  $261,185
as a % of net sales.............     16.1%               17.6%               14.8%

  The Company's overall gross margin percentage declined to approximately 14.8% in 1996 from 17.6% in 1995. The decrease in gross margin percentage in 1996 compared to 1995 was primarily a result of a significantly lower gross margin percentage realized from the Company's SpecTek memory products operation and, to a lesser extent, a lower gross margin percentage realized from the Company's contract manufacturing operations. These effects were partially offset by a higher gross margin percentage realized from the Company's PC operations.

  The Company's overall gross margin percentage was higher in 1995 compared to 1994 principally due to the adjustment in 1994 of approximately $5.7 million relating to the write down of certain ZEOS brand PC inventories. Absent the effect of this adjustment, the Company's gross margin percentage increased slightly in 1995 compared to 1994, reflecting the favorable effect of a higher gross margin percentage realized in the Company's SpecTek memory products operation, offset in part by an increase in sales of PC systems as a percentage of total net sales.

  PERSONAL COMPUTER SYSTEMS. The gross margin amount provided by the Company's PC operations in 1996 increased approximately 120% compared to 1995 principally due to the higher level of net sales of PC systems and a generally higher gross margin percentage realized on such sales. The gross margin percentage for sales of the Company's PC systems increased in 1996 compared to 1995 primarily as a result of improved component costs, particularly for RAM products, and generally improved inventory management. The Company's cost of RAM products, which represents a significant portion of total PC component costs, decreased significantly during the last three quarters of fiscal 1996. There can be no assurance that the Company's future cost of components will decrease at rates comparable to those in recent periods, or at all, or that the Company's selling prices for its PC systems will not decrease at a rate faster than the decline in its component costs. In addition, increased sales of the Company's notebook products favorably affected the Company's gross margin percentage for sales of PC systems. These systems generally have had higher selling prices and gross margins compared to the balance of the Company's PC systems. The Company continues to experience significant pressure on its gross margins as a result of intense competition in the PC industry and consumer expectations of more powerful PC systems at lower prices. In addition, the Company's gross margin percentage will continue to depend in large part on its ability to effectively manage its inventories of PC system components. See "Risk Factors--Personal Computer Systems--Competition in the PC Industry" and "--Inventory Management."

  The Company's gross margin from sales of PC systems in the fourth quarter of fiscal 1996 was favorably affected by an adjustment relating to revisions of estimates for certain contingencies for product and process technology costs. In September 1996, the Company entered into a license agreement and, through MTI, became licensed under another agreement, each providing for the use of certain technology in its PC operations. As a result, the Company believes that its charges for product and process technology in future periods as a percent of net sales of PC systems will approximate the rate experienced in fiscal 1996 after giving effect to the fourth quarter adjustments. Future charges for product and process technology may fluctuate, however, as a result of resolution of asserted claims of infringement and claims that may be asserted in the future. In addition, the Company's rights under the license agreement through MTI may terminate in the event that the Company is no longer a majority-owned subsidiary of MTI. See "Risk Factors--General--Intellectual Property Matters" and "Certain Relationships with Micron Technology, Inc.-- Licensing."

  The increase in government sales in 1996, in particular those under federal government procurement contracts, adversely affected the Company's overall PC gross margin percentage, as these sales generally have lower gross margin percentages than the balance of the Company's PC sales.

  The gross margin on sales of PC systems in 1995 remained relatively stable compared to 1994. The Company's gross margin percentage realized on sales of PC systems in 1995 was adversely affected by continued intense pressure on pricing for PC products. The Company's gross margin percentage realized on sales of PC systems in 1994 was negatively affected by the write down of certain ZEOS brand PC systems and components.

  CONTRACT MANUFACTURING. The gross margin percentage realized from the Company's contract manufacturing operations decreased in 1996 compared to 1995, due primarily to an increase in the percentage of total revenues derived from the Company's turnkey memory module assembly services. Such assembly services generally have a lower gross margin percentage than the balance of the Company's contract manufacturing services.

  SPECTEK MEMORY PRODUCTS. The gross margin percentage realized by the Company from its SpecTek memory products operation declined significantly in 1996 compared to 1995, primarily due to significantly lower average selling prices resulting from a sharp industry-wide decline in market prices for semiconductor memory products. Gross margins were also adversely affected by the increased purchases by the Company of nonstandard RAM components from third-party suppliers relative to the amount of nonstandard RAM components obtained from MTI under the Revenue Sharing Agreement. Under the Revenue Sharing Agreement, the Company's costs of components were generally determined at the time products were sold and were generally equal to one-half the price realized from such sales. The Company entered into the Component Recovery Agreement with MTI, dated as of August 14, 1996 and effective the first day of fiscal year 1997, which replaces the Revenue Sharing Agreement. Under the Component Recovery Agreement, the Company's costs of components will be generally determined as one-half of the net operating income generated from sales of reduced specification RAM products obtained from MTI. See "Risk Factors--SpecTek Memory Products Operation--Dependence on Component Recovery Agreement with MTI" and "Certain Relationships with Micron Technology, Inc.-- Supply of Nonstandard and Full Specification RAM Components."

  While overall gross margins on sales of SpecTek memory products increased in 1995 over 1994, in the fourth quarter of fiscal 1995, MTI's improved semiconductor testing processes resulted in the shipment of a reduced amount of higher functional nonstandard RAM components to the Company for recovery, thus reducing the Company's average selling prices and gross margins for such products.

  In the event that average selling prices for the Company's reduced specification RAM products continue to decline, the gross margin percentage for the Company's SpecTek memory products operation would decline further and overall results of operations could be adversely affected. See "Risk Factors-- SpecTek Memory Products Operation--Pricing of RAM Products."

 SELLING, GENERAL AND ADMINISTRATIVE

                                PRO FORMA          PRO FORMA
                                  1994    % CHANGE   1995    % CHANGE   1996
                                --------- -------- --------- -------- --------
                                            (DOLLARS IN THOUSANDS)
Selling, general and
 administrative................  $62,005    60.5%   $99,524    53.7%  $152,937
as a % of net sales............      9.5%               8.3%               8.7%

  Selling, general and administrative ("SG&A") expenses increased in absolute dollars, and as a percent of net sales, in 1996 compared to 1995 primarily due to higher levels of personnel costs associated with the expanded PC operations. During the fourth quarter of fiscal 1996, the Company charged operations with a $9.0 million accrual relating to revisions of estimates for selling costs associated with sales of PC systems. Pro forma SG&A expenses in 1995 and 1994 included approximately $4.9 million for amortization of goodwill, as if the MEI Merger had occurred at the beginning of 1994. SG&A expenses in 1996 included approximately $1.2 million of goodwill amortization, reflecting charges prior to the write off of unamortized goodwill in connection with the Company's restructuring charge in the second quarter of fiscal 1996.

  SG&A expenses increased in 1995 compared to 1994, due primarily to higher levels of personnel costs and, to a lesser extent, increased advertising costs and credit card processing fees associated with the Company's increased level of net sales of PC systems. As a percent of net sales, SG&A expenses decreased in 1995 compared to 1994 due to the relatively higher rate of growth of sales over the same period.

 INCOME TAX PROVISION

                                   PRO FORMA          PRO FORMA
                                     1994    % CHANGE   1995    % CHANGE   1996
                                   --------- -------- --------- --------  -------
                                              (DOLLARS IN THOUSANDS)
Income tax provision..............  $18,090   146.8%   $44,651   (21.5)%  $35,055

  The effective income tax rate was 44.0% in 1996 and 40.6% in 1995, reflecting the federal statutory rate, the net effect of state taxes, the effect of goodwill amortization and the write off during the second quarter of fiscal 1996 of approximately $11.4 million of nondeductible goodwill. Without giving effect to nondeductible goodwill charges in 1996 totalling approximately $12.6 million, the Company's effective income tax rate would have been 38.0%. The Company's effective income tax rate of 40.6% for 1995 was lower than the effective income tax rate of 43.4% in 1994 due primarily to the decrease in the effect on pretax income of nondeductible goodwill in 1995. Both the 1995 and 1994 rates reflect the federal statutory rate, the net effect of state taxes and the effect of goodwill amortization. As of June 1996, the Company was not consolidated with MTI for federal income tax purposes. See "Certain Relationships with Micron Technology, Inc.-- Consolidated Tax Returns and Tax Sharing Agreements."

QUARTERLY RESULTS OF OPERATIONS

  The following table sets forth selected unaudited statement of operations data of the Company for the eight fiscal quarters of 1995 and 1996 and the first quarter of fiscal 1997. Past quarterly operating results are not necessarily indicative of the results that may be expected for future periods. The data should be read in conjunction with the financial statements, related notes and other financial information of the Company included herein.

                                                         FISCAL QUARTER ENDED
                          -------------------------------------------------------------------------------------
                          PRO FORMA PRO FORMA PRO FORMA
                          --------- --------- ---------
                           DEC. 1,   MAR. 2,   JUNE 1,  AUG. 31, NOV. 30, FEB. 29,  MAY 30,  AUG. 29,  NOV. 28,
                            1994      1995      1995      1995     1995     1996      1996     1996      1996
                          --------- --------- --------- -------- -------- --------  -------- --------  --------
                                                (IN THOUSANDS, EXCEPT  PER  SHARE DATA)
Net sales(1)............  $205,922  $271,219  $307,909  $403,968 $438,578 $456,619  $412,322 $457,401  $421,018
Cost of goods sold......   168,101   219,019   252,584   339,930  379,866  407,609   353,751  362,509   340,568
                          --------  --------  --------  -------- -------- --------  -------- --------  --------
Gross margin............  $ 37,821  $ 52,200  $ 55,325  $ 64,038 $ 58,712 $ 49,010  $ 58,571 $ 94,892  $ 80,450
Selling, general and
 administrative.........    19,868    23,434    27,598    28,483   31,387   32,637    36,084   52,829    39,826
Research and
 development............       380       586       833       803      661      934       673      782       883
Restructuring charge....       --        --        --        --       --    29,500       --      (300)      --
                          --------  --------  --------  -------- -------- --------  -------- --------  --------
Operating income (loss).  $ 17,573  $ 28,180  $ 26,894  $ 34,752 $ 26,664 $(14,061) $ 21,814 $ 41,581  $ 39,741
Interest income, net....       405       637       694       784    1,028      645       888    1,078     1,270
                          --------  --------  --------  -------- -------- --------  -------- --------  --------
Income (loss) before
 taxes..................  $ 17,978  $ 28,817  $ 27,588  $ 35,536 $ 27,692 $(13,416) $ 22,702 $ 42,659  $ 41,011
Income tax provision
 (benefit)..............     7,300    11,701    11,202    14,579   11,077     (860)    8,627   16,211    16,199
                          --------  --------  --------  -------- -------- --------  -------- --------  --------
Net income (loss).......  $ 10,678  $ 17,116  $ 16,386  $ 20,957 $ 16,615 $(12,556) $ 14,075 $ 26,448  $ 24,812
                          ========  ========  ========  ======== ======== ========  ======== ========  ========
Earnings (loss) per
 common share...........  $   0.11  $   0.18  $   0.18  $   0.23 $   0.18 $  (0.14) $   0.15 $   0.29  $   0.27
                          ========  ========  ========  ======== ======== ========  ======== ========  ========
Number of shares used in
 per share calculation..    93,112    93,179    92,805    92,571   92,566   91,507    92,477   92,623    93,002

--------
(1) The Company's net sales excluding sales of ZEOS brand PC systems were $133.3 million, $190.6 million, $231.3 million, $344.0 million, $380.6 million, $432.5 million, $406.5 million, $457.4 million and $421.0 for the eight fiscal quarters of 1995 and 1996 and the first quarter of fiscal 1997.

  See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations for the Quarters Ended November 30, 1995 and November 28, 1996" for a detailed discussion of unaudited statement of operations data of the Company for the first fiscal quarter of 1997.

  With the exception of the third quarter of fiscal 1996 and the first quarter of fiscal 1997, the Company's net sales increased across all periods presented primarily as a result of significantly higher levels of sales of Micron brand PC systems and higher output from the Company's contract manufacturing and SpecTek memory products operations. In the last three quarters of fiscal 1996, the higher output from the Company's contract manufacturing and SpecTek memory products operations was offset by a decline in pricing for semiconductor memory products.

  The higher level of sales of PC systems was primarily attributable to increasing brand name recognition and market acceptance of the Company's Micron brand PC systems. Sales of ZEOS brand PC systems declined in the third quarter of fiscal 1996, primarily as a result of the Company's decision in the second quarter of fiscal 1996 to discontinue the manufacture and sale of ZEOS brand PC systems. This decline offset an increase in sales of Micron brand PC systems during the third quarter of fiscal 1996.

  Revenues from the Company's contract manufacturing operation increased sequentially from the first quarter of fiscal 1995 through the second quarter of fiscal 1996, principally due to utilization of increased manufacturing capacity resulting from the acquisition of additional manufacturing equipment and the upgrade of existing manufacturing equipment at the Company's Idaho and North Carolina facilities. In addition, contract manufacturing revenues in 1996 were favorably affected by a higher percentage of turnkey, as opposed to consigned, memory module services. Revenues from the Company's contract manufacturing operation in the last three quarters of fiscal 1996 were adversely impacted by an industry-wide decline in pricing for semiconductor memory products.

  Net sales of reduced specification RAM products from the Company's SpecTek memory products operation were adversely impacted in the last three quarters of fiscal 1996 by the sharp decline in selling prices for semiconductor memory products.

  The Company's gross margin percentage declined from the second quarter of fiscal 1995 through the second quarter of fiscal 1996, due primarily to the increasing proportion of total net sales represented by PC sales, which generally had a lower gross margin percentage than the Company's other operations during these periods. The Company's gross margin percentage during the third and fourth quarters of fiscal 1996 increased due primarily to an increased gross margin percentage in the Company's PC operations combined with continuing increases in sales of PC systems as a percentage of total net sales. The Company's overall gross margin percentage was adversely affected by declines in the gross margin percentage of the contract manufacturing operations in the third quarter of fiscal 1996 and the SpecTek memory products operation in the third and fourth quarters of fiscal 1996. In addition, the gross margin percentage in the fourth quarter of fiscal 1996 benefitted from an adjustment of approximately $13.0 million relating to revisions of estimates for certain contingencies for product and process technology costs. Absent this adjustment, the Company's gross margin percentage in the fourth quarter of fiscal 1996 would have been approximately 17.9%.

  Selling, general and administrative expenses increased across all periods presented, principally due to higher levels of personnel costs and increased advertising and credit card fees associated with the expanded PC operations. In addition, selling, general and administrative expenses in the fourth quarter of fiscal 1996 included a $9.0 million accrual for revisions of estimates for selling costs associated with sales of PC systems.

LIQUIDITY AND CAPITAL RESOURCES

  As of November 28, 1996, the Company had cash and equivalents of $122.4 million, representing an increase of $6.6 million compared to August 29, 1996. Principal sources of liquidity in 1997 were cash flows from operations of $21.7 million and borrowings under equipment financing arrangements of $4.6 million. Cash flow from operations for the first quarter of fiscal 1997 was adversely affected by an increase in inventories of certain PC system components. Principal uses of cash in 1997 were property, plant and equipment expenditures of $18.9 million for expansion and capacity improvements of the Company's manufacturing operations and repayment of the Company's debt of $0.8 million.

  The Company has an unsecured revolving credit facility with MTI which provides for borrowings of up to $80.0 million, based on the Company's tangible net worth. As of November 28, 1996, the Company was eligible to borrow approximately $54.6 million under the facility, but had no borrowings outstanding. In addition, the Company has an unsecured revolving credit facility with two financial institutions providing for borrowings of up to $40.0 million, based on the amount of the Company's eligible receivables. As of November 28, 1996, the Company was eligible to borrow $40.0 million pursuant to this credit facility, but had no borrowings outstanding.

  At November 28, 1996, the Company had commitments of approximately $12.2 million for capital expenditures for expansion and upgrade of facilities and equipment. The Company anticipates making capital expenditures in the remainder of 1997 of approximately $70 million, which includes approximately $35 million for anticipated expansion of the Company's PC operation facilities in Nampa, Idaho.

  The Company expects that its future working capital requirements will continue to increase, and believes that currently available cash and cash equivalents, future cash flows from operations, the net proceeds to the Company from this offering, current credit facilities and future equipment financings will be sufficient to fund its operations through fiscal 1997. However, maintaining an adequate level of working capital through the end of fiscal 1997 and thereafter will depend in large part on the success of the Company's products in the marketplace and the Company's ability to control inventory levels, component costs and other operating expenses. The Company may require additional financing for growth opportunities, including any internal expansion that the Company may undertake, expansion and capacity enhancements to additional sites, or strategic acquisitions or partnerships. There can be no assurance that any financing will be available on terms acceptable to the Company, or at all.

                                   BUSINESS

  The following discussion contains trend information and other forward-looking statements that involve a number of risks and uncertainties. The actual results of Micron Electronics, Inc. (together with its subsidiaries, "MEI" or the "Company") could differ materially from the Company's historical results of operations and those discussed in the forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, those identified in "Risk Factors" and elsewhere in this Prospectus Supplement or the accompanying Prospectus, including information incorporated by reference in the accompanying Prospectus.

  The Company is a leading provider of PC systems through the direct sales channel in the United States. The Company's PC operation develops, markets, manufactures, sells and supports a range of memory-intensive, high performance desktop and notebook PC systems and network servers under the Micron brand name. In addition to its PC operation, the Company has contract manufacturing and component recovery operations. The Company's wholly-owned subsidiary, Micron Custom Manufacturing Services, Inc. ("CMS"), is a contract manufacturer specializing in the assembly of custom complex printed circuit boards, memory modules and system level products. SpecTek, the Company's component recovery operation, recovers, assembles, tests, grades and markets reduced specification random access memory ("RAM") components.

  The Company primarily receives orders for PC products via telephone, facsimile and the Internet, and PC systems are generally shipped directly to the end-customer. According to International Data Corporation ("IDC"), the direct sales channel of the PC market in the United States is projected to grow at a compounded annual growth rate of approximately 13.1% compared to a projected growth rate of approximately 11.9% for the overall PC market for the period between 1996 and 2000. In fiscal 1995 and 1996, the Company's rate of growth in PC sales exceeded the rate of growth in the overall direct sales channel, principally as a result of increased market awareness and acceptance of its products. As a result, during that period the Company increased its market share in the direct sales channel. According to a recent study conducted by IDC, the Company is the third largest supplier of PC systems in the direct sales channel and ninth largest in the overall PC market in the United States.

  The following summarizes the Company's net sales by product line:

                           PRO FORMA 1994(1)    PRO FORMA 1995(1)           1996          FIRST QUARTER 1997
                          ------------------- --------------------- --------------------- -------------------
                           AMOUNT  % OF SALES   AMOUNT   % OF SALES   AMOUNT   % OF SALES  AMOUNT  % OF SALES
                          -------- ---------- ---------- ---------- ---------- ---------- -------- ----------
                                                        (DOLLARS IN THOUSANDS)
PC systems..............  $366,640    56.3%   $  765,009    64.1%   $1,252,492    71.0%   $345,907    82.2%
Contract manufacturing..   117,278    18.0       188,145    15.8       373,622    21.2      51,757    12.3
SpecTek memory products.   167,065    25.7       240,176    20.1       138,806     7.8      23,354     5.5
                          --------   -----    ----------   -----    ----------   -----    --------   -----
Total net sales.........  $650,983   100.0%   $1,193,330   100.0%   $1,764,920   100.0%   $421,018   100.0%
                          ========   =====    ==========   =====    ==========   =====    ========   =====

--------
(1) On April 7, 1995, Micron Computer, Inc. ("MCI") and the former Micron Custom Manufacturing Services, Inc. ("MCMS"), then subsidiaries of Micron Technology, Inc. ("MTI"), merged with and into ZEOS International, Ltd. ("ZEOS"), and the surviving corporation's name was changed to "Micron Electronics, Inc." (the "MEI Merger"). The table presents net sales of the Company for 1996, compared to the Company's pro forma net sales for 1995 and 1994, as if the MEI Merger had occurred at the beginning of fiscal 1994, giving effect to pro forma adjustments, including amortization of goodwill, certain product and process technology costs and related income tax effects.

PERSONAL COMPUTER SYSTEMS

 STRATEGY

  The Company's PC operation develops, markets, manufactures, sells and supports a range of memory-intensive, high performance desktop and notebook PC systems and network servers under the Micron brand name. The following are the key elements of the Company's PC strategy:

  CAPITALIZE ON DIRECT SALES CHANNEL. The Company intends to capitalize on the advantages associated with the direct sales channel. The Company's direct sales model allows the Company to price its PC systems competitively by avoiding markups typical in the retail channel, limiting inventory carrying costs and increasing inventory turnover rates. In addition, this model allows the Company to be more responsive to changes in consumer demand and quickly bring to market new products and technologies utilizing the most advanced commercially available components in PC related technology. The Company believes that direct contact with its customers enables the Company to obtain valuable market feedback as well as generate customer loyalty. The Company's assemble-to-order sales and manufacturing structure enables customers to order custom system configurations by providing customers with a wide range of available features and components.

  PROVIDE HIGH PERFORMANCE PRODUCTS. The Company develops its PC systems to take advantage of the latest developments in the PC industry. The Company configures systems to capitalize on the performance capabilities of key components, such as microprocessors, core logic, memory and video, sound and storage devices. In particular, the Company believes that its relationship with MTI has allowed it to quickly bring to market the latest advancements in semiconductor memory products. The Company was one of the first PC manufacturers to incorporate Extended Data Out ("EDO") DRAM in its PC systems. The Company's PC systems have been recognized in PC industry periodicals as being among the leaders in price/performance.

  BROADEN MARKET FOCUS AND EXPAND PRODUCT OFFERINGS. Although the Company historically has concentrated its product offerings on high-end desktop systems for consumers and small businesses, the Company is expanding its focus to increase its presence in larger business and government markets. The Company believes that such markets offer opportunities for higher unit volumes and higher overall gross margins. In addition, the Company believes that the price/performance position of its PC systems and the advantages of its direct sales model offer key benefits to these customers. The Company believes that the ability to offer a comprehensive range of computer products is critical to its success in such markets. To that end, the Company has recently introduced new notebook and server products, as well as a broader range of desktop products. In addition, the Company is expanding its sales and service and support infrastructure to support this initiative.

  EXPAND INTERNATIONALLY. In the first quarter of fiscal 1997 and in 1996, the Company derived less than 10% of its PC system revenue from sales outside of the United States. However, the Company believes that certain international markets are experiencing growth in PC sales in excess of that currently being experienced in the U.S. market. The Company believes that its direct sales model and high performance product offerings will enable it to increase its presence in selected foreign markets. In September 1996, the Company announced its plans to establish a sales and technical support call center in Japan, which began selling limited volumes of PC systems in November 1996. The Company continues to evaluate expansion alternatives in other geographic markets in which it believes that its PC systems and direct sales approach will be well accepted.

  MAINTAIN HIGH QUALITY SERVICE AND SUPPORT. The Company believes that high levels of service and support are key factors in the customer buying decision, particularly in the direct sales channel. In addition, the Company believes that prompt and efficient customer service and technical support solidifies brand loyalty and increases opportunities for continued relationships with its customers. The

Company has invested substantial resources to increase its staff in technical support and customer service functions and intends to continue to enhance such functions in the future. In addition, during 1996 the Company invested in an automated order status system and enabled access to technical support through its home page on the Internet. Demonstrating its commitment to quality products, service and support, the Company developed the Micron Power warranty, which it believes is among the most comprehensive in the industry.

 PRODUCTS

  The Company develops, markets, manufactures, sells and supports a range of memory-intensive, high performance desktop and notebook PC systems and network servers under the Micron brand name. These systems use Pentium and Pentium Pro microprocessors manufactured by Intel Corporation ("Intel") and are assembled to order with differing memory and storage capacities as well as operating and applications software. The Company also offers a variety of peripheral products with its PC systems, including monitors, modems, graphics cards, accelerators, CD-ROM drives and printers.

  The Company's assemble-to-order sales and manufacturing structure enables customers to order custom system configurations. This structure also provides customers with the flexibility to select modifications to certain standard configurations including, among others, a wide variety of Intel Pentium and Pentium Pro microprocessors, including the latest Pentium microprocessors with MMX technology, EDO main system memory generally in 8MB increments up to 128MB, Enhanced IDE or SCSI hard disk drives ranging from 1.2GB to 9.0GB, and monitors ranging from 14 inch to 21 inch.

  The Company's product line includes the following:

  MILLENNIA. The Millennia products are the fastest Pentium and Pentium Pro microprocessor-based computer systems available in the Company's product offerings. The Millennia LXA comes with Pipeline Burst SRAM cache and EDO DRAM memory. The Millennia MXE line incorporates Intel's MMX technology microprocessors for improved multimedia performance. The Millennia MXE Plus line adds SCSI standards to the base Millennia MXE line. The Millennia Pro2 and the Millennia Pro2 Plus are high-end workstations designed specifically for 32-bit and graphic-intense applications. Standard Millennia Pro2 and Millennia Pro2 Plus products utilize Pentium Pro microprocessors and are available in various hardware, software and operating system configurations.

  TRANSPORT. Designed for all users, the TransPort is the Company's notebook line of PC systems. The TransPort incorporates much of the same technology used in the Millennia desktop lines and can serve as a desktop replacement. With two modular bays, the TransPort line offers customers instant custom configuration changes between hard disk drives, floppy disk drives, CD-ROM drives and an extra battery. The Company's TransPort XPE line offers customers a high-performance notebook system utilizing Intel Pentium microprocessors with MMX technology providing clearer sound and full-motion video.

  HOME MPC. The Home MPC line includes Pentium microprocessor-based multimedia computers designed primarily for high performance home use. With an emphasis on multimedia and connectivity, the Home MPC standard configurations include a sound card, speakers, a CD-ROM drive, an internal modem and Internet browser software. In addition, the Home MPC is bundled with a variety of software for home use, personal finance, education and entertainment.

  CLIENTPRO. The ClientPro line is the Company's flexible and affordable network solution for businesses which require computing stability and performance. The ClientPro is designed to provide reliable, adaptable computing without the need for frequent system upgrades.

  VETIX. The Vetix line of network servers provides a comprehensive network computing solution. Designed for growing businesses that require lower-cost servers customized to their particular needs, the Vetix servers are also tailored for work groups and remote sites.

  The following chart lists the Company's current product lines as well as certain information relating thereto (configurations listed below are subject to change):


PRODUCT LINE             PROCESSOR TYPE AND SPEED      SAMPLE KEY FEATURE SET
------------             ------------------------      ----------------------
DESKTOP PRODUCTS
MILLENNIA LXA            Intel Pentium Processors:     512K pipeline burst SRAM cache
                          133MHz                       32MB EDO RAM (up to 128 MB)
                          166MHz                       12X IDE CD-ROM drive
                          200MHz                       2.5GB IDE hard drive
                                                       Diamond Stealth 3D 2000 Video
                                                        Card w/2MB EDO RAM
                                                       17" .26 SVGA monitor
                                                       Microsoft Windows 95 & Plus!
                                                       Microsoft Works 95
----------------------------------------------------------------------------------------
MILLENNIA MXE            Intel Pentium Processors:     512K pipeline burst SRAM cache
                          166MHz with MMX technology   64MB EDO DRAM (up to 128 MB)
                          200MHz with MMX technology   12X IDE CD-ROM drive
                                                       100MB lomega Zip Drive
                                                       3.1GB IDE hard drive
                                                       Diamond Stealth 3D 2000 Video
                                                        Card w/4MB EDO RAM
                                                       17" .26 SVGA monitor
                                                       Creative Labs SoundBlaster 32
                                                        Voice 3D stereo sound
                                                       Powered speakers
                                                       Microsoft Windows 95 & Plus!
                                                       Microsoft Office Pro 95 &
                                                        Bookshelf 95
----------------------------------------------------------------------------------------
MILLENNIA MXE PLUS       Same as Millennia MXE         Generally same feature set as
                                                        Millennia MXE with SCSI devices.
----------------------------------------------------------------------------------------
MILLENNIA PRO2           Intel Pentium Pro Processors: 256K Internal CPU SRAM cache
                          180MHz                       32MB EDO RAM (up to 128 MB)
                          200MHz                       12X IDE CD-ROM drive
                                                       3.1GB IDE hard drive
                                                       Diamond Stealth 3D 2000 Video
                                                        Card w/4MB EDO RAM
                                                       17" .26 SVGA monitor
                                                       Integrated Creative Labs
                                                        SoundBlaster 16
                                                       Powered speakers
                                                       Microsoft Windows 95 & Plus!
                                                       Microsoft Office Pro 95 &
                                                        Bookshelf 95
----------------------------------------------------------------------------------------
MILLENNIA PRO2 PLUS      Same as Millennia Pro2        Generally same feature set as
                                                        Millennia Pro2 with dual
                                                        processors, 128MB EDO RAM, 21"
                                                        .26 SVGA monitor, SCSI devices.

--------------------------------------------------------------------------------

PRODUCT LINE             PROCESSOR TYPE AND SPEED      SAMPLE KEY FEATURE SET
------------             ------------------------      ----------------------
HOME MPC                  Intel Pentium Processors:    512K pipeline burst SRAM cache
                           133MHz                      32MB EDO RAM (up to 128 MB)
                                                       12X IDE CD-ROM drive
                           166MHz                      2.5GB EIDE hard drive
                           200MHz                      Diamond Stealth 3D 2000 Video
                                                        Card w/2MB EDO RAM
                                                       17" .26 SVGA monitor
                                                       33.6Kb Internal Telephony
                                                        Fax/Modem with speaker phone and
                                                        voice mail
                                                       Creative Labs SoundBlaster 32
                                                        voice 3D wavetable stereo sound
                                                       Advent AV270 powered partners
                                                        stereo speakers
                                                       Microsoft Windows 95 & Plus!
                                                       Microsoft Office Pro 95 &
                                                        Bookshelf 95
                                                       Internet Ready
                                                       Variety of home-oriented
                                                        software, including Quicken
                                                        Financial Pak and Microsoft Home
                                                        Pak V
----------------------------------------------------------------------------------------
CLIENTPRO                 Intel Pentium Processors:    256K pipeline burst SRAM cache
                           120MHz                      16MB EDO RAM (up to 128MB)
                           133MHz                      2.1GB EIDE hard drive
                           166MHz                      PCI 64-bit graphics accelerator
                           200MHz                       w/2MB EDO RAM
                                                       3COM 3C509 Ethernet Combo
                                                       15" .28 SVGA monitor
                                                       Microsoft Windows 95
                                                       Microsoft Works 3.0
----------------------------------------------------------------------------------------
CLIENTPRO2               Intel Pentium Pro Processors: 256K Internal L2 Secondary SRAM
                          180MHz                        cache
                          200MHz                       32MB EDO RAM (up to 128 MB)
                                                       3.1GB EIDE hard drive
                                                       PCI 64-bit graphics accelerator
                                                        w/2MB EDO RAM
                                                       3COM 3C509 Ethernet Combo
                                                       17" .26 SVGA monitor
                                                       Microsoft Windows NT 4.0 or
                                                        Windows 95 & Plus!
                                                       Microsoft Office Pro 95

PRODUCT LINE             PROCESSOR TYPE AND SPEED            SAMPLE KEY FEATURE SET
------------             ------------------------            ----------------------
PORTABLE PRODUCTS
TRANSPORT                  Intel Mobile Pentium Processors:  256K L2 pipeline burst cache
AND TRANSPORT MRX           133MHz                           32MB EDO RAM (up to 48MB)
                                                             8X modular CD-ROM drive
                                                             2.1GB removable EIDE hard drive
                                                             PCI graphics accelerator, 1MD EDO
                                                              RAM
                                                             Pick-a-Point dual pointing
                                                              devices
                                                             Intelligent modular lithium-ion
                                                              battery
                                                             12.1" active matrix display,
                                                              800 x 600
                                                             3.5" modular floppy drive
                                                             Creative Labs SoundBlaster 16
                                                             Built-in stereo speakers &
                                                              microphone
                                                             2 Type II/ 1 Type III PCMCIA
                                                              slots
                                                             2 infrared ports
                                                             S-Video & NTSC video outputs
                                                             33.6Kb fax/modem
                                                             Leather carrying case
                                                             Microsoft Windows 95 & Plus!
                                                             Microsoft Office Pro 95 &
                                                              Bookshelf 95
                                                             Optional matching black 17"
                                                              monitor, mouse and keyboard
                                                             Optional port replicator,
                                                              including LAN adapter
----------------------------------------------------------------------------------------------
TRANSPORT XPE              Intel Pentium Processors:         Generally same feature set as
                            150MHz with MMX technology        TransPort with MMX technology,
                            166MHz with MMX technology         32MB EDO RAM (up to 80MB), PCI
                                                               graphics accelerator with 2MB
                                                               VRAM
----------------------------------------------------------------------------------------------
SERVER PRODUCTS
VETIX                      Intel Pentium Pro Processors:     Single or dual processors
                            180MHz                           256K L2 cache
                            200MHz                           128MB ECC RAM (up to 512MB)
                                                             5 slots: 3PCI, 1 ISA one PCI/ISA
                                                              shared slot
                                                             PCI SCSI controller
                                                             12X SCSI-2 CD-ROM drive
                                                             9.0GB Ultra SCSI hard drive
                                                             ISA 64-bit graphics accelerator
                                                              w/1MB DRAM
                                                             3COM 3C905 PCI 10/100 Fast
                                                              Etherlink XL
                                                             Full-size tower with 10 drive
                                                              bays
                                                             15" .28 SVGA monitor
                                                             Novell IntranetWare 4.11 or
                                                              Microsoft NT Server 4.0
                                                             DOS 6.22

  To maintain a competitive position in the PC industry, the Company must introduce new products and features that address the needs and preferences of customers in its target markets. The PC industry is characterized by short product life cycles resulting from rapid changes in technology and consumer preferences and declining product prices. To remain competitive, the Company must frequently introduce new products and features. There can be no assurance that the introduction of new products or features will be successful, that the introduction of new products or features by the Company or its competitors will not materially and adversely affect the sale of, or gross margins on, the existing products of the Company, or that the Company will be able to adapt to future product changes in the PC industry. See "Risk Factors--Personal Computers--Short PC Product Life Cycles."

 MANUFACTURING AND MATERIALS

  The Company's PC system manufacturing process is designed to provide custom-configured PC products to its customers, and includes assembling components, loading software and testing each system prior to shipment. The Company's PC systems are generally assembled to customer specifications. Inventories of certain components are staged for system assembly at their point of use. While custom assembly is advantageous to its customers, the Company is unable to achieve the level of manufacturing efficiency normally associated with high volume production of standardized products. To facilitate rapid delivery under the Company's Computers Now! program, a limited number of the most popular PC system configurations are assembled in advance of customer orders by third parties, under the indirect supervision and management of personnel of the Company.

  The Company's desktop PC systems are generally assembled in its own facilities. The Company's notebook PC systems are designed to include feature sets defined by the Company but are assembled by a third-party supplier and sent to the Company for final custom configuration and testing. Following assembly, PC systems are powered up, downloaded with software and subjected to certain diagnostic tests, including evaluation of each system's functionality and quality. Upon completion of the process, PC systems undergo a final inspection, after which the systems are packaged and shipped to customers.

  The Company relies on third-party suppliers for its PC system components and seeks to identify suppliers which can provide state-of-the-art technology, product quality and prompt delivery at competitive prices. The Company purchases substantially all of its PC components and subassemblies from suppliers on a purchase order basis and generally does not have long-term supply arrangements with its suppliers. Certain components, subassemblies and software are available only from sole suppliers or a limited number of suppliers. The microprocessors used in the Company's PC systems are manufactured exclusively by Intel. From time to time, the Company has been unable to obtain sufficient quantities of certain Intel microprocessors to permit the Company to meet demand for its products. See "Risk Factors-- Personal Computer Systems--Inventory Management" and "--Dependence on Key Sources of Supply." The Company currently purchases a significant portion of its motherboards from a single source. In addition, a significant portion of the RAM components used in the Company's PC systems are supplied by MTI and the Company expects to continue to rely on MTI as its primary source of RAM. Although most other components and subassemblies used by the Company are currently available from multiple sources, the Company has from time to time experienced shortages in components and subassemblies used in its PC systems. Any interruption in the supply of any key components or subassemblies used in the Company's PC systems, could result in production delays and adversely affect the Company's business and results of operations. See "Risk Factors-- Personal Computer Systems--Dependence on Key Sources of Supply."

 MARKETING AND SALES

  The Company's direct marketing approach is aimed toward PC users who evaluate products based on performance, price, reliability, service and support. The Company's customer base is comprised primarily of individuals, small to medium-sized businesses and governmental and educational entities. The Company markets its PC systems primarily by strategically placing advertisements in personal computer trade publications, submitting its products for review and evaluation by these publications and advertising its products on its home page on the Internet. The Company also markets its PC systems through direct-mail campaigns and sells a limited number of PCs through its three factory outlet stores located in Idaho, Minnesota and Utah. In addition, the Company sells its products to governmental agencies through the U.S. Government's General Services Administration's Vendor program and through strategic relationships with third parties having large government procurement contracts. Pricing and terms for such procurement contracts are generally subject to renegotiation or termination by third parties and governmental entities.

  By focusing on the direct sales channel, the Company is able to avoid dealer markups typically experienced in the retail sales channel, can limit inventory carrying costs and can maintain closer contact with its target markets. Consumers seeking high performance systems at competitive prices have historically referenced computer trade magazines, and more recently have begun utilizing information available on the Internet, to evaluate systems and configurations best suited to their particular needs. The Company believes that customer interest in its PC systems has grown significantly, and brand name recognition and market acceptance of the Company's products has increased, partially as a result of the receipt of awards from PC trade publications recognizing the price and performance characteristics of Micron brand PC systems and the Company's service and support functions. There can be no assurance that the Company's name recognition and the market acceptance of its PC products will not decline in the future, which could have a material adverse effect on the Company's business and results of operations. There can be no assurance that direct sales of PC systems as a percentage of industry-wide PC sales will increase or that the Company will increase its share of the direct sales market in the future. There can also be no assurance that PC companies that currently distribute their PC systems primarily through distributors and resellers will not implement or devote additional resources to a direct sales strategy, or that the direct sales strategy will be successful in international markets. Any decline in the rate of growth of the PC direct sales channel or the Company's failure to compete successfully in the direct sales channel could have a material adverse effect on the Company's business and results of operations. See "Risk Factors--Personal Computer Systems--Reliance on the Direct Sales Approach."

  Direct sales orders are received primarily via telephone, facsimile and the Internet. Sales representatives of the Company assist customers in determining system configuration, compatibility and current pricing. Customers generally order systems configured with varying feature sets differentiated by microprocessor speed, hard drive capacity, amount of memory, monitor size and resolution and bundled software, as well as other features. The Company offers its customers a variety of payment alternatives, including commercial trade terms, lease financing, cash on delivery, its own private label credit card and other credit cards.

 PRODUCT WARRANTIES AND TECHNICAL SUPPORT

  The Company believes that PC product warranties and technical support programs are key factors in achieving desired levels of customer satisfaction. The Company believes its Micron Power warranty is among the most comprehensive in the industry. The key elements of the Company's PC product warranties and technical support programs are as follows:

  30-DAY MONEY BACK GUARANTEE AND MICRON POWER WARRANTY. Customers may generally return products purchased from the Company within 30 days after shipment for a full refund of the purchase price. The Company generally sells each system with the Micron Power warranty, a five-year limited warranty on the microprocessor and main memory and a three-year limited warranty on the remaining hardware. The Micron Power warranty covers repair or replacement for defects in workmanship or materials.

  TECHNICAL SUPPORT. The Company offers its customers telephone access to free technical support services (toll-free in the United States). The Company's technical support and customer service representatives respond to a variety of inquiries from customers, including questions concerning the Company's product offerings, customer order status and post-installation hardware and software issues. Many customer inquiries are resolved over the telephone without the need to repair or replace system components. When repairs are necessary, the Company may ship a replacement part and advise customers via telephone regarding installation, or a customer may elect to ship a system directly to the Company for repair. Certain warranty services for notebook systems are provided by a third party. Technical support services are also provided through the Company's home page on the Internet and through an electronic bulletin board system. These services enable a customer to access system-specific information and recent software updates for many of the software programs and drivers included with the Company's systems. Certain customers have an option to purchase on-site service from a third-party service provider.

  The Company's PC operation has experienced significant growth in orders for PC systems. The Company has from time to time experienced an increase in the volume of customer service and technical support calls, which has placed, and is expected to continue to place, a strain on the Company's customer service and technical support systems. To remain competitive, the Company must invest significant resources in the maintenance and improvement of its customer service and technical support systems. Any failure to maintain adequate customer service and technical support systems could cause customer dissatisfaction with the Company. Customer dissatisfaction could result in reduced sales of PC systems, which could have a material adverse effect on the Company's business and results of operations. See "Risk Factors--Personal Computer Systems--Investment in Customer Service and Technical Support Systems."

 BACKLOG

  Levels of unfilled orders for PC systems fluctuate depending upon component availability, demand for certain products, the timing of large volume customer orders and the Company's production schedules. Customers frequently change delivery schedules and orders depending on market conditions and other reasons. Unfilled orders can be canceled by the customer any time prior to shipment. As of August 29, 1996, the Company had unfilled orders for PC systems of approximately $63 million compared to $46 million as of August 31, 1995. The Company had unfilled orders for PC systems of $88 million as of November 28, 1996. The Company anticipates that substantially all unfilled orders, other than those subsequently canceled, will be shipped within 45 days. Due to a customer's ability to cancel or reschedule orders without penalty, industry seasonality, critical component availability and customer buying patterns, unfilled orders may not be representative of actual sales for any succeeding period. The Company's past operating results have been, and its future operating results may be, subject to seasonality and other fluctuations, on a quarterly and an annual basis, as a result of a wide variety of factors. See "Risk Factors--General--Fluctuations in Operating Results."

 COMPETITION

  The PC industry is highly competitive and has been characterized by intense pricing pressure, rapid technological advances in hardware and software, frequent introduction of new products, low gross margin percentages and rapidly declining product prices. Competition in the PC industry is based primarily upon performance, price, reliability, service and support. The Company believes that the rate of growth in worldwide sales of PC systems, particularly in the United States, where the Company sells a substantial majority of its PC systems, has declined and may remain below the growth rates experienced in recent years. Any general decline in demand, or a decline in the rate of increase of demand, for PC systems could increase price competition and could have a material adverse effect on the Company's business and results of operations. To remain competitive, the Company must frequently introduce new products and price its products and offer customers lead times comparable to its competitors. In addition, to remain competitive, the Company generally reduces the selling prices of its PC systems in connection with declines in its costs of components. The Company competes with a number of PC manufacturers which sell their products primarily through direct channels, including Dell Computer, Inc. and Gateway 2000, Inc. The Company also competes with PC manufacturers, such as Apple Computer, Inc., Compaq Computer Corporation, Hewlett-Packard Company, International Business Machines Corporation and Toshiba Corporation, among others, which have traditionally sold their products through national and regional distributors, dealers and value added resellers, retail stores and direct sales forces. Many of the Company's PC competitors offer broader product lines, have substantially greater financial, technical, marketing and other resources than the Company and may benefit from component volume purchasing arrangements that are more favorable in terms of pricing and component availability than the arrangements enjoyed by the Company. In addition, as a result of PC industry standards, the Company and its competitors generally use many of the same components, typically from the same set of suppliers, which limits the Company's ability to technologically and functionally differentiate its products. In the future, the Company expects to face increased competition in the U.S. direct sales market from foreign PC suppliers and from indirect domestic suppliers of PC products that decide to implement, or devote additional resources to, a direct sales strategy and from increased price competition from existing suppliers of PC systems in the direct sales channel. In order to gain an increased share of the U.S. PC direct sales market, these competitors may effect a pricing strategy that is more aggressive than the current pricing in the direct sales market. The Company's ability to continue to produce competitively priced products and to maintain existing gross margin percentages will depend, in large part, on the Company's ability to sustain high levels of sales and contain and reduce manufacturing and component costs. Any failure by the Company to transition to new products effectively or to accurately forecast demand for its products may have an adverse effect on the Company's business and results of operations.

CONTRACT MANUFACTURING

 STRATEGY

  The Company's wholly-owned subsidiary, Micron Custom Manufacturing Services, Inc. ("CMS"), is a contract manufacturer specializing in the assembly of custom complex printed circuit boards, memory modules and system level products. CMS establishes strategic relationships with OEM customers to provide turnkey manufacturing and other related services for cost-effective solutions to their manufacturing requirements. The Company intends to continue to be responsive to the changing demands and evolution of services in this highly competitive industry in order to strengthen its current long-term relationships and to develop new relationships with medium to large-sized OEMs. To better serve its customer base and develop new business opportunities, CMS plans to continue to broaden its engineering and manufacturing services and to expand its operational sites both in the United States and internationally. In the first quarter of fiscal 1997, the Company established a contract manufacturing operation in Penang, Malaysia, which completed its first product shipment in the second quarter of fiscal 1997. See "Risk Factors--General--International Operations."

 PRODUCTS

  The assembly of electronic products has become increasingly sophisticated and complex and requires substantial capital investment. In response, many OEMs are adopting manufacturing outsourcing strategies and relying on manufacturing specialists to support their production needs. OEMs generally use contract manufacturers to gain access to leading manufacturing expertise, reduce time to market, enhance their financial flexibility and improve inventory management. The Company's contract manufacturing operations consist of assembling and testing complex printed circuit boards, memory modules and "box build" final product assembly services. In addition to assembly and test functions, the Company offers a broad range of manufacturing services, including design lay-out and product engineering, materials procurement, turnkey and consignment inventory management, quality assurance and just-in-time delivery.

 MANUFACTURING AND MATERIALS

  The Company uses numerous suppliers for the electronic components and materials, including RAM components, used in its contract manufacturing operation. In the first quarter of fiscal 1997 and in 1996, 1995 and 1994, the Company purchased approximately 26%, 27%, 41% and 58%, respectively, of the full specification RAM components used in its contract manufacturing operation from MTI. Such purchases are made by the Company from MTI on a purchase order basis at negotiated prices, and no long-term agreement exists between the Company and MTI for the supply of such components. Shortages of certain types of electronic components, including RAM components, have occurred in the past and may occur in the future. Component shortages or price fluctuations could have a material adverse effect on the Company's business and results of operations.

  The Company procures its materials and components based on purchase orders received and accepted from its customers while seeking to minimize its overall level of inventory. However, the Company's contract manufacturing customers generally require short delivery cycles and quick turnaround and a substantial portion of contract manufacturing orders are scheduled for delivery within 90 days. Although the Company obtains long-term product forecasts from certain of its OEM customers, the Company generally does not have long-term purchase commitments from its customers and periodically makes capital expenditures and other commitments and may incur inventory costs based on anticipated orders. As the Company's OEM customers react to variations in demand for their products due to, among other things, product life cycles, competitive conditions or general economic conditions, and adjust their manufacturing strategies accordingly, the Company is exposed to the risk of its own non-cancelable purchase orders with its suppliers and to market risks for raw materials, work in process and finished goods inventories. From time to time, anticipated orders from the Company's OEM customers have failed to materialize, or delivery schedules have been deferred as a result of changes in the customer's business, adversely affecting the Company's business and results of operations. See "Risk Factors--Contract Manufacturing--Fluctuations in OEM Orders."

  Nearly all of the products manufactured by the Company's contract manufacturing operation are assembled utilizing surface mount technology ("SMT"), whereby the leads on integrated circuits and other electronic components are soldered to the surface of printed circuit boards. SMT assembly requires expensive capital equipment and a high level of process expertise. The Company has five single-side SMT lines and two double-side, continuous flow SMT lines in its Nampa, Idaho facility. In addition, CMS has four single-side SMT lines at its Durham, North Carolina facility.

  The Company's contract manufacturing operation performs automated in-circuit and functional testing, and has the capability to perform environmental stress testing as requested by customers. As the density and complexity of electronic circuitry increases, the Company anticipates a need to invest in more sophisticated automated test equipment and inspection systems that provide both three dimensional and X-ray inspection of in-process and final products.

  The Company also utilizes chip on board ("COB") technology in its manufacturing processes. COB technology, including multi-chip module assembly, utilizes unpackaged semiconductor die which are attached to a printed circuit board and then sealed with epoxy. COB is well-suited for applications involving small form factor and high lead count products. The Company also has the capability to utilize ball grid array ("BGA") packaging technology in its assembly process. This packaging technique utilizes an array of "solder balls" in a matrix across the bottom of a component package as opposed to attaching leads around the perimeter of the die. This emerging technology in packaging is typically utilized for high pin count integrated circuits.

 MARKETING AND SALES

  The Company markets its contract manufacturing services through a direct sales force that interfaces with independent sales representatives and OEMs. The Company's contract manufacturing marketing effort is augmented by MTI's sales force, which also markets the Company's services to MTI's customer base. The Company's contract manufacturing marketing efforts also include participating in industry conferences and publishing articles in trade journals.

 PRODUCT WARRANTIES

  The Company generally offers a 90-day warranty on the workmanship of its contract manufacturing services. However, warranties are frequently negotiated with each customer and may therefore be greater than or less than 90 days for any given contract. Generally, a considerable amount of time and effort is invested in the start-up phase of each project. As a result, the Company has not typically experienced significant warranty claims for its contract manufacturing services. However, there can be no assurance that the Company will not experience significant future warranty claims with respect to its contract manufacturing services.

 BACKLOG

   Backlog generally consists of purchase orders believed to be firm that are expected to be filled within the next three months. Backlog for the Company's contract manufacturing operation as of November 28, 1996, August 29, 1996 and August 31, 1995 was approximately $64 million, $52 million and $95 million, respectively. The lower level of backlog as of November 28, 1996 and August 29, 1996 compared to August 31, 1995 was primarily attributable to the decline in selling prices for semiconductor memory. Because of variations in the timing of orders, delivery intervals, material availability, customer and product mix and delivery schedules, among other reasons, the Company's contract manufacturing backlog as of any particular date may not be representative of actual sales for any succeeding period.

 COMPETITION

  The contract manufacturing industry is highly competitive. The Company's contract manufacturing operation competes against numerous domestic and offshore contract manufacturers, including a significant number of local and regional companies. In addition, the Company competes against in-house manufacturing capabilities of certain of its existing customers as well as with certain large computer manufacturers which also offer third-party contract manufacturing services. The Company's contract manufacturing competitors include, among others, Avex Electronics, Inc., Benchmark Electronics, Inc., Celestica Inc., DOVAtron International, Inc., Flextronics International, Group Technologies Corporation, Jabil Circuits, Inc., Sanmina Corporation, SCI Systems, Inc. and Solectron Corporation. Many of the Company's competitors have substantially greater manufacturing, technical, financial, personnel, marketing and other resources than the Company and have manufacturing operations at multiple domestic and overseas locations.

  The Company believes the significant competitive factors in contract manufacturing industry include service, quality, price, technology, location and the ability to offer flexible delivery schedules and deliver finished products on an expeditious and timely basis in accordance with customers' expectations. The Company may be at a disadvantage as to certain competitive factors when compared to manufacturers with greater resources than the Company, substantial offshore facilities or substantially larger domestic facilities. There can be no assurance that the Company's contract manufacturing operations will compete successfully in the future with regard to these factors. In order to remain competitive, the Company may be required to expand its contract manufacturing capacity and may be required to establish additional international operations. There can be no assurance that the Company will be successful in expanding its contract manufacturing operation on a timely and efficient basis. The failure to do so could have a material adverse effect on the Company's business and results of operations.

SPECTEK MEMORY PRODUCTS

 STRATEGY

  SpecTek, the Company's component recovery operation generally recovers, assembles, tests, grades and markets reduced specification RAM components. The Company seeks to maximize its return on sales of reduced specification RAM components and to develop custom applications for certain of these devices with strategic OEM customers. By working with its customers to develop new applications utilizing reduced specification RAM products, the Company is able to offer low cost memory solutions and to increase assurance of component and product compatibility for its OEM customers. The Company intends to continue to invest in specialized testing of reduced specification memory products in order to meet customer technical requirements and expand market acceptance of its products.

 PRODUCTS

  The Company obtains nonstandard RAM components from certain semiconductor memory manufacturers, generally tests and grades components to their highest functional level and identifies applications in which these RAM components offer a low-cost memory solution. The Company markets reduced specification RAM components for a wide variety of applications such as PC systems and peripherals, telephone answering machines, electronic games and office equipment.

  Historically, a substantial majority of the nonstandard RAM components used in the Company's SpecTek memory products operation has been obtained from MTI. See "Certain Relationships and Transactions with Micron Technology, Inc.-- Supply of Nonstandard and Full Specification RAM Components." In the first quarter of fiscal 1997 and in 1996, 1995 and 1994, the Company obtained approximately 71%, 61%, 89% and 98%, respectively, of its nonstandard RAM components from MTI. Pursuant to its arrangements with the Company, MTI has been and is required to deliver to the Company all of the nonstandard RAM components produced at MTI's semiconductor manufacturing operation. In the first quarter of fiscal 1997 and in 1996, the Company purchased a substantial majority of the remainder of its nonstandard RAM components from a single third-party alternative source. There can be no assurance that nonstandard RAM components obtained from MTI or purchases of components from any alternative sources will continue at quantities sufficient to sustain the Company's SpecTek memory products operation at their existing or historic levels. The Company intends to continue to pursue additional third-party sources of nonstandard RAM components; however, there can be no assurance that significant additional supplies will be obtained. See "Risk Factors--SpecTek Memory Products Operation--Dependence on Component Recovery Agreement with MTI."

 MANUFACTURING AND MATERIALS

  The Company's SpecTek memory products operation requires a significant investment in sophisticated testing hardware and software and expertise in semiconductor memory products and manufacturing processes. The semiconductor memory manufacturing process involves a highly complex series of steps performed to create specific electronic features on silicon wafers. Recovery of nonstandard RAM components within the semiconductor manufacturing process is generally performed at two stages: the wafer probe stage and the test function stage. The first test of electrical functionality is performed in the semiconductor memory manufacturing process at the wafer probe stage, where die not meeting certain functionality or performance characteristics are segregated while those die which potentially meet full performance specifications continue in the manufacturing process to assembly and test. Although a majority of the Company's nonstandard RAM components is identified for recovery by semiconductor memory manufacturers during the test function, the Company maintains personnel in MTI's semiconductor memory manufacturing facility to identify nonstandard die at the wafer probe stage which may qualify for recovery. Once nonstandard die are identified as recoverable at wafer probe, the die are assembled by MTI and delivered to the Company for testing and grading.

  Upon delivery to the Company, nonstandard RAM components are grouped according to device and package type and staged for a specific sequence of electrical, environmental and mechanical tests identified for that group. The Company's test and product engineers develop the complex testing algorithms and procedures necessary to recover nonstandard RAM components on a cost-effective basis. The Company's engineers also develop and implement proprietary software and hardware modifications to automated test and handling equipment. Throughout the testing process, nonstandard RAM components are graded in an effort to segregate less functional components and to minimize additional testing with respect to such components. The semiconductor manufacturers' markings are removed during the recovery process and the devices are remarked with the SpecTek brand name or a specific customer's device marking. Test and product engineers develop burn-in testing procedures in order to increase assurance of reliability for devices being produced. The Company's SpecTek memory products operation strives to maintain close working relationships between its engineering staff and its customers, and modifies its test procedures and test specifications to ensure generally that reduced specification RAM components properly address customer performance requirements. Once all electrical and environmental testing is accomplished, the devices are subjected to automated and human inspection in order to verify that the devices meet mechanical and cosmetic specifications relating to package, mark and device lead integrity.

  Many semiconductor memory manufacturers are reluctant to sell reduced specification RAM components because such components could compete with their full specification RAM components for similar applications. In addition, some manufacturers are concerned that subsequent testing performed by a recovery operation could reveal proprietary data regarding manufacturer yields and processes. As a result, there can be no assurance that the Company will be able to obtain nonstandard RAM components from semiconductor manufacturers in quantities sufficient to meet demand for the Company's products. Any reduction in the availability or functionality of nonstandard RAM components from the Company's suppliers could have a material adverse effect on the Company's business and results of operations. See "Risk Factors--SpecTek Memory Products Operation--Dependence on Component Recovery Agreement with MTI."

 MARKETING AND SALES

  The Company's reduced specification RAM components are marketed primarily to domestic customers through the Company's direct sales force and to international customers through manufacturing representatives. In the first quarter of fiscal 1997 and in 1996, the Company's SpecTek memory products operation experienced significant growth in units and total megabits shipped; however, net sales in 1996 were negatively impacted by a sharp decline in the market price for semiconductor memory products. The market for semiconductor memory historically has been quite volatile and has experienced significant downturns characterized by diminished product demand, production overcapacity and declines in average selling prices.

  Pricing for the Company's reduced specification RAM products fluctuates, to a large degree, based on industry-wide pricing for semiconductor memory products. During the last four fiscal quarters, the Company experienced significant declines in the average selling prices of its reduced specification RAM products as industry-wide average selling prices for full specification semiconductor memory products experienced a sharp decline. The Company believes such decline in average selling prices of semiconductor memory products was due primarily to changes in the balance of supply and demand for these commodity products, and the Company is unable to predict the impact of semiconductor memory product market dynamics in future periods. Due to increased market risk associated with holding purchased memory components in inventory, the Company has experienced in the past, and may experience in the future, losses from write downs of memory component inventories in periods of declining prices. Further declines in industry-wide pricing for semiconductor memory products would likely result in declines in average selling prices of the Company's reduced specification RAM products, which could have a material adverse effect on the Company's business and results of operations. See "Risk Factors--SpecTek Memory Products Operation--Pricing of RAM Products."

 PRODUCT WARRANTIES

  The Company typically offers a 90-day limited warranty on reduced specification RAM components. Longer warranties are offered only in special circumstances. Although the Company's historical warranty claims with respect to reduced specification RAM components have not been material, there can be no assurance that the Company will not experience significant future warranty claims with respect to reduced specification RAM components.

 BACKLOG

  The Company's SpecTek memory products customers generally do not order with long lead times, and orders are frequently placed with a provision to renegotiate price at or close to the time of shipment. Therefore, the Company does not believe any backlog of orders for its reduced specification memory products is a firm or reliable indication of actual sales for any succeeding period.

 COMPETITION

  The principal competitive factors in the Company's SpecTek memory products operation are access to sources of nonstandard RAM components, testing capabilities, selling prices for reduced specification RAM components and applications engineering. The price of reduced specification RAM components is directly influenced by the price of full specification RAM components, and as higher density memory devices become more prevalent, error correction technologies and solutions improve, semiconductor memory manufacturers have sought ways to recover a portion of their manufacturing costs through recovery of nonstandard RAM components that do not meet full industry specifications. Certain manufacturers have established internal capabilities and independent companies are pursuing opportunities to recover, test and market such components. As more semiconductor memory manufacturers recover nonstandard RAM components, the pressure on the remaining manufacturers may increase to develop similar programs, whether internal or external, in order to generate revenue for their nonstandard RAM components. In addition to supplying reduced specification RAM components in the market, in-house recovery operations eliminate a potential source of supply of nonstandard RAM components to the Company. Upon termination or expiration of the Component Recovery Agreement, MTI could develop its own recovery operation. The loss of a sourcing arrangement, particularly the Company's arrangement with MTI, could have a material adverse effect on the Company's business and results of operations. See "Risk Factors--SpecTek Memory Products--Dependence on Component Recovery Agreement with MTI."

EXPORT SALES

  The Company's export sales totaled approximately $181 million, $77 million and $26 million in fiscal 1996, 1995 and 1994, respectively. Export sales were approximately $22 million and $41 million in the three months ended November 28, 1996 and November 30, 1995, respectively, primarily as a result of a decrease in sales of its PC systems through distributors in Japan as the Company initiated direct sales of PC systems through its Japanese call center. Export sales are denominated primarily in United States dollars.

INTELLECTUAL PROPERTY

  As of November 28, 1996, the Company held 21 United States patents and 10 non-U.S. patents relating to the use of its products and processes. In addition, the Company is the holder of a number of trademarks and registered trademarks.

  It is common in the electronics industry for patent, trademark and other intellectual property right claims, to be asserted against companies, including component suppliers and PC manufacturers. Periodically, the Company is made aware that the technology used by the Company may infringe on intellectual property technology rights held by others. The Company evaluates all such claims and, if necessary, obtains licenses for the continued use of such technology. The Company has accrued a liability and charged operations for the estimated costs of settlement or adjudication of asserted and unasserted claims for alleged infringement arising prior to the balance sheet date. The Company would be placed at a competitive disadvantage if it were unable to obtain such licenses upon terms at least as favorable as those experienced by the Company's competitors. The Company has entered into several patent and software license agreements, which generally require one-time or periodic royalty payments and are subject to expiration at various times. The Company is unable to predict whether any of these license agreements can be obtained or renewed on terms acceptable to the Company. If the Company or its suppliers are unable to obtain or provide licenses necessary to use technology or software in their products or processes, the Company may be forced to market products without certain technological features or software, discontinue sales of certain of its products or defend legal actions taken against it relating to allegedly patent or copyright protected technology. The inability of the Company to obtain licenses necessary to use certain technology or an inability to obtain such licenses on competitive terms, or any litigation determining that the Company, in its manufacturing processes or products, has infringed on the intellectual property rights held by others, could have a material adverse effect on the Company's business and results of operations. See "Risk Factors--General--Intellectual Property Matters."

  The Company, as a majority-owned subsidiary of MTI, benefits from certain license agreements between MTI and third parties. The Company makes payments to MTI relating to certain of such agreements. The Company's rights under such agreements may terminate in the event that the Company is no longer a majority-owned subsidiary of MTI. In the event of any such termination, the inability of the Company independently to obtain such rights on similar terms could have a material adverse effect on the Company's business and results of operations.

  In addition, MTI has allowed, and is currently allowing, the Company to use certain of MTI's trademarks and patents, including the Micron brand name. Such use by the Company has not been documented by a written license agreement. There can be no assurance that the Company will continue to be able to use such trademarks and patents in the future, particularly if the Company ceases to be a majority-owned subsidiary of MTI. The Company's inability to use such trademarks and patents in the future could have a material adverse effect on the Company's business and results of operations. See "Risk Factors--General-- Intellectual Property Matters" and "Certain Relationships with Micron Technology, Inc.--Licensing."

RESEARCH AND DEVELOPMENT

  The Company maintains a research and development operation which had approximately 40 employees as of November 28, 1996. This research and development group focuses its efforts on PC systems, including: motherboards; embedded PCs, such as those used in point of sale terminal and telecommunication systems; core logic; PC BIOS development; and other PC-related products. In addition to assisting the Company's PC operation and its suppliers to maximize the performance of new technologies in the PC industry, the Company's research and development operation performs contract design and engineering services. From concept to completed product, the Company performs circuit and core logic design and development and works with contract manufacturers to build the final product. There can be no assurance that the Company will continue to have access to new technology, be successful in incorporating such new technology in its products or deliver commercial quantities of new products or features in a timely and cost-effective manner.

EMPLOYEES

  As of November 28, 1996, the Company employed approximately 2,250 people in its PC operation, 880 people in its contract manufacturing operation and 300 people in its SpecTek memory products operation, nearly all of whom are located in the United States, and none of whom are represented by a labor organization with respect to their employment by the Company. The Company has never had an organized work stoppage and considers its employee relations to be satisfactory.

ENVIRONMENTAL REGULATIONS

  Some risks of costs and liabilities related to environmental matters are inherent in the Company's business, as with many similar businesses, and the Company's operations are subject to certain federal, state and local environmental regulatory requirements relating to environmental and waste management. There can be no assurance that material costs and liabilities will not be incurred in maintaining or establishing compliance with current or future requirements. The Company believes that its business is operated in compliance with applicable environmental regulations, the violation of which could have a material adverse effect on the Company. In the event of violation, these regulations provide for civil and criminal fines, injunctions and other sanctions and, in certain instances, allow third parties to sue to enforce compliance. In addition, new, modified or more stringent requirements or enforcement policies could be adopted that may adversely affect the Company's business and results of operations. The Company periodically generates and handles limited amounts of materials that are considered hazardous waste under applicable law. The Company's contracts for the off-site disposal of these materials. See "Risk Factors--Contract Manufacturing-- Environmental Regulation."

PROPERTIES

  The Company's corporate headquarters, PC manufacturing operation, a majority of its contract manufacturing operation and SpecTek memory products operation are based in a number of facilities aggregating approximately 577,000 square feet located in Nampa, Idaho. Approximately 136,000 square feet of the Nampa facilities are dedicated to PC manufacturing, approximately 146,000 square feet are dedicated to contract manufacturing and approximately 40,000 square feet are dedicated to the Company's SpecTek memory products operation. The balance of the Nampa facilities is dedicated to sales, technical support, customer service, administrative functions and warehouse space.

  The remainder of the Company's PC operation is located in a 60,000 square foot leased facility in Minneapolis, Minnesota, dedicated primarily to sales, technical support and administrative functions.

  The Company also occupies an approximately 61,000 square foot leased facility in Durham, North Carolina, with approximately 43,000 square feet dedicated to contract manufacturing. In addition, the Company's contract manufacturing operation occupies an 18,000 square foot leased facility in Penang, Malaysia.

  Other leased facilities include three factory outlets in Boise, Idaho, the Salt Lake City, Utah area and the Minneapolis/St. Paul, Minnesota area and a call center office located in Japan.

  The Company is in the initial stage of a capacity enhancement program for its PC operation which includes the planned expansion of its PC operation facility in Nampa, Idaho. The new facility is expected to be approximately 300,000 square feet and to cost approximately $35 million.

                                  MANAGEMENT

OFFICERS AND DIRECTORS

  The officers and directors of the Company and their ages as of January 22, 1997, are as follows:

NAME                     AGE POSITION
----                     --- --------
Joseph M. Daltoso.......  34 Chairman of the Board, President and Chief Executive Officer
T. Erik Oaas............  43 Executive Vice President, Finance and Chief Financial
                             Officer, Director
Gregory D. Stevenson....  35 Executive Vice President, Chief Operating Officer and
                             Director
Robert F. Subia.........  34 Chairman of the Board, President and Chief Executive Officer
                             of Micron Custom Manufacturing Services, Inc. (a wholly-
                             owned subsidiary of the Company), Director
Jess Asla...............  35 Vice President, Operations of Micron Custom Manufacturing
                             Services, Inc. (a wholly-owned subsidiary of the Company)
George A. Haneke........  49 Vice President, Chief Information Officer
Nelson L. Hanks.........  44 Vice President, Purchasing
Dean A. Klein...........  39 Vice President, Chief Technical Officer
Brian C. Klene..........  39 Executive Vice President, Sales and Marketing
Steven H. Laney.........  36 Vice President, Corporate Communications
Gene P. Thomas, Jr. ....  36 Vice President, Marketing
Steven R. Appleton......  36 Director
Jerry M. Hess...........  58 Director
Robert A. Lothrop.......  70 Director
John R. Simplot.........  88 Director

  Joseph M. Daltoso served as MTI's Memory Applications Group Manager from May 1990 until April 1992, when he was named President and a director of former Micron Custom Manufacturing Services, Inc. then a wholly-owned subsidiary of MTI ("MCMS"). In July 1992, Mr. Daltoso was named Chairman of the Board of Directors of MCMS and, in August 1994, was also named Chief Executive Officer of MCMS. At the effective time of the MEI Merger, Mr. Daltoso was appointed Executive Vice President, Operations and a director of the Company. He was named Chairman of the Board, President and Chief Executive Officer of the Company on April 17, 1995.

  T. Erik Oaas served as the Administration Manager of MTI's Memory Applications Group from July 1988 to April 1992, and as the Administration Manager of MCMS from April 1992 until July 1992, when he was named Vice President, Finance and Treasurer, and a director of MCMS. At the effective time of the MEI Merger, Mr. Oaas was appointed Vice President, Finance and Chief Financial Officer, and a director of the Company.

  Gregory D. Stevenson served as MTI's Partials Business Unit Manager from April 1990 until April 1992. Mr. Stevenson joined MCMS as Component Recovery Business Unit Manager. In July 1992, he was appointed Vice President, Component Recovery of MCMS and in September 1992, was also appointed a director of MCMS. In August 1993, Mr. Stevenson was appointed Vice President, Operations of MCMS. At the effective time of the MEI Merger, Mr. Stevenson was appointed Vice President, Nampa Operations and served in that position until July 1995 when he was appointed Executive Vice President, Operations and a director of the Company.

  Robert F. Subia served as a Regional Sales Manager for MTI from 1989 until February 1993. In February 1993, Mr. Subia joined MCMS as Director of Sales and held this position until August 1994, when he was appointed Vice President, Sales. On April 17, 1995, Mr. Subia was appointed Chairman, President and CEO of Micron Custom Manufacturing Services, Inc., a wholly-owned subsidiary of the Company ("CMS"). Mr. Subia was appointed a director of the Company in October 1995.

  Jess Asla served as the Process Engineer Manager for MTI's Memory Applications Group from 1988 until April 1992, and for MCMS from April 1992 until July 1994, when he was named Director of Engineering for MCMS. On April 17, 1995, Mr. Asla was appointed Vice President, Operations of CMS.

  George A. Haneke joined MTI in May 1988 and was named Accounting Manager in 1992. Mr. Haneke joined Micron Computer, Inc. as its Vice President, Finance, Treasurer and Chief Financial Officer in September 1993 and served in this position until the effective time of the MEI Merger. At the effective time of the MEI Merger, Mr. Haneke was appointed Vice President, Chief Information Officer of the Company.

  Nelson L. Hanks served as a consultant for MTI from 1989 to 1991. In 1991, Mr. Hanks was named Chief Executive Officer of Micron Europe Limited, a wholly-owned subsidiary of MTI, and served in this position until 1993. From 1993 until the effective time of the MEI Merger, Mr. Hanks served as Special Projects Manager for MTI. At the effective time of the MEI Merger, Mr. Hanks was appointed Vice President, Purchasing of the Company.

  Dean A. Klein was a co-founder of and also served as President of PC Tech, Inc., a wholly-owned subsidiary of the Company, from its inception in 1984. After the acquisition of PC Tech, Inc. by the Company in February 1992, Mr. Klein served as Vice President, Research and Development of the Company and President of PC Tech, Inc. In February 1996, Mr. Klein was named Vice President, Chief Technical Officer of the Company.

  Brian C. Klene joined MTI in January 1989 as Director, Sales and Marketing of the Memory Applications Group and served in that position until July 1990 when he was named Regional Sales Manager for MTI. He served in that position until January 1991 when he was named National Sales Manager of MTI. In July 1995, Mr. Klene joined the Company as Executive Vice President, Sales and Marketing.

  Steven H. Laney served as MTI's Custom Manufacturing Marketing Manager from 1991 until April 1992 and as Marketing Manager for MCMS from April 1992 until January 1994 when he was appointed Director of Marketing for MCMS. He served in this position until the effective time of the MEI Merger when he was named Director of Investor Relations of the Company. In October 1996, Mr. Laney was named Vice President, Corporate Communications of the Company.

  Gene P. Thomas, Jr. served in sales managerial roles with Polaroid Corporation and CompuAdd Computer Corp. and was appointed Director of Marketing for CompuAdd in 1993. Mr. Thomas joined Micron Computer, Inc. as Director of Sales in March 1993 and was appointed Vice President, Sales and Marketing in December 1993. At the effective time of the MEI Merger, Mr. Thomas was appointed Vice President, Micron Computer Sales and Marketing, and on July 31, 1995, was named Vice President, Marketing of the Company.

  Steven R. Appleton joined MTI in February 1983 and has served in various capacities with MTI and its subsidiaries, including overseeing MTI's semiconductor operations as President and Chief Executive Officer of Micron Semiconductor, Inc., then a wholly-owned subsidiary of MTI, from July 1992 to November 1994. Except for a nine day period in January 1996, since May 1994 Mr. Appleton has served as a member of MTI's Board of Directors, and since September 1994 Mr. Appleton has served as the Chief Executive Officer, President and Chairman of the Board of Directors of MTI.

  Jerry M. Hess has served as Chairman and Chief Executive Officer of J.M. Hess Construction Company, Inc. since 1959. Mr. Hess has served on MTI's Board of Directors since 1994. At the effective time of the MEI Merger, Mr. Hess was appointed a director of the Company.

  Robert A. Lothrop served as the Senior Vice President of the J.R. Simplot Company, a food processing, fertilizer, and agricultural chemicals manufacturing company, from January 1986 until his retirement in January 1991. Mr. Lothrop was elected to MTI's Board of Directors in 1986. In 1992, he was elected to the Board of Directors of Micron Semiconductor, Inc., then a wholly-owned subsidiary of MTI, and resigned as a director of MTI. Mr. Lothrop was re-elected to MTI's Board of Directors in 1994. At the effective time of the MEI Merger, Mr. Lothrop was appointed a director of the Company.

  John R. Simplot founded and served as Chairman of the Board of Directors of the J.R. Simplot Company prior to his retirement in April 1994. Mr. Simplot currently serves as Chairman Emeritus of the J.R. Simplot Company. Mr. Simplot has served on MTI's Board of Directors since 1980. At the effective time of the MEI Merger, Mr. Simplot was appointed a director of the Company.

              CERTAIN RELATIONSHIPS WITH MICRON TECHNOLOGY, INC.
GENERAL

  MTI incorporated Micron Computer, Inc. ("MCI") in August 1991 to enter the personal computer business. In exchange for an initial capital investment of $79,000, MCI issued 962,500 shares of its Class A Common Stock to MTI.

  As part of a corporate restructuring, MTI formed the former Micron Custom Manufacturing Services, Inc. ("MCMS") and entered into a series of agreements with MCMS in April and May 1992. Pursuant to these agreements, MTI transferred the assets and liabilities related to its contract manufacturing and component recovery operations to MCMS in exchange for 1,591,304 shares of MCMS Common Stock and promissory notes in the aggregate amount of approximately $9.6 million (the "MCMS Notes"). The MCMS Notes were repaid in full in 1996.

  On April 7, 1995, MCI and MCMS merged with and into ZEOS International, Ltd. ("ZEOS"), and the surviving corporation's name was changed to "Micron Electronics, Inc." (the "MEI Merger"). As of November 28, 1996, MTI owned approximately 79% of the outstanding shares of the Company's Common Stock, and after this offering MTI will own approximately 66% of the outstanding shares of the Company's Common Stock. Accordingly, MTI has voting power sufficient to elect the Company's entire Board of Directors and thereby has effective control over the management and affairs of the Company. Moreover, MTI and the Company currently share four common directors. See "Risk Factors--General-- Control by MTI."

VOTING AGREEMENT

  MTI and MEI are parties to a voting agreement dated October 30, 1994 (the "Voting Agreement"). Pursuant to the Voting Agreement, MTI has agreed that MTI will not, nor will it permit any of its affiliates to, engage in any transaction of any kind or nature with the Company unless such transaction is upon terms which are not less favorable to the Company than would be available in similar transactions with unrelated persons. The Voting Agreement will terminate on April 7, 1998.

SUPPLY OF NONSTANDARD AND FULL SPECIFICATION RAM COMPONENTS

  In the first quarter of fiscal 1997 and 1996, 1995 and 1994, MTI supplied approximately 71%, 61%, 89% and 98%, respectively, of the nonstandard RAM components which were used in the Company's SpecTek memory products operation. Such supply was made pursuant to the Revenue Sharing Agreement between MTI and the Company. MTI and the Company have entered into a Component Recovery Agreement dated as of August 14, 1996 and effective as of the beginning of fiscal 1997 for a three-year term (the "Component Recovery Agreement"), which replaced the Revenue Sharing Agreement. Pursuant to the Component Recovery Agreement, MTI is required to provide its nonstandard RAM components exclusively to the Company, and the Company is generally required to pay to MTI an amount equal to one-half of the pre-tax income realized from the sale of reduced specification RAM components received from MTI. There can be no assurance that MTI will continue to supply nonstandard RAM components to the Company following termination of the Component Recovery Agreement or that MTI will continue to produce nonstandard RAM components for use by the Company during the term of the Component Recovery Agreement. See "Risk Factors-- SpecTek Memory Products Operation--Dependence on Component Recovery Agreement with MTI" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Historically, the Company has purchased a majority of the full specification RAM components used in its operations from MTI on market terms. Specifically, in the first quarter of fiscal 1997 and in 1996 and 1995, the Company purchased approximately 40%, 37% and 53%, respectively, of its full specification RAM components from MTI. Purchases of full specification RAM components are made by the Company from MTI on a purchase order basis, and no long-term agreement exists between MTI and the Company for the supply of such components.

  For the first quarter of fiscal 1997 and in 1996, 1995 and 1994, the Company paid MTI $5.8 million, $49.6 million, $72.9 million and $42.7 million, respectively, for nonstandard RAM components and $18.4 million, $198.8 million, $177.4 million and $82.1 million, respectively, for full specification RAM components.

MANUFACTURING SERVICES AND SALES OF PCS

  The Company is also dependent on MTI as a contract manufacturing customer, although there is no long-term agreement for MTI to purchase such services from the Company. For the first quarter of fiscal 1997 and in 1996, 1995 and 1994, contract manufacturing revenues from MTI were $4.4 million, $41.6 million, $28.1 million and $12.4 million, respectively. The Company's sales of PC systems to MTI for the first quarter of fiscal 1997 and in 1996, 1995 and 1994 were $342,000, $5.0 million, $4.3 million and $2.3 million, respectively.

ADMINISTRATIVE SERVICES

  In January 1995, the Company entered into a services agreement with MTI (the "Services Agreement"), pursuant to which MTI performs certain services for the Company, including information systems, payroll, employee benefits administration, investor relations, risk management, patent, legal support and sales and marketing support. The Services Agreement is automatically renewed for one-year periods unless terminated by either party and charges for services provided are negotiated on a semi-annual basis. The Company paid MTI approximately $278,000, $1.7 million, $917,000 and $554,000, in the first quarter of fiscal 1997 and in 1996, 1995 and 1994, respectively, for services performed pursuant to the Services Agreement or substantially similar arrangements preceding such agreements.

INSURANCE

  The Company purchases and maintains corporate insurance through the Corporate Risk Management Department of MTI. This service is part of the overall risk management services performed on the Company's behalf in accordance with the Services Agreement. The premiums and fees associated with the corporate insurance placement are allocated among MTI entities, including the Company, on the basis of either a risk level indicator which varies by type of insurance coverage or actual cost of insurance where determinable. The Company benefits financially from this arrangement and may continue to do so as long as it remains a majority-owned subsidiary of MTI.

  The Company is insured under most of the same insurance contracts that compose the MTI corporate property and casualty insurance program. Additionally, the Company maintains directors and officers liability insurance through MTI.

OTHER TRANSACTIONS

  During the first quarter of fiscal 1997 and 1996, 1995 and 1994, the Company purchased manufacturing equipment and land from MTI totaling approximately $146,000, $574,000, $5.6 million and $2.8 million, respectively, and sold equipment in 1996 and 1994 totaling $9,000 and $506,000, respectively, to MTI and certain MTI subsidiaries other than the Company.

CONSOLIDATED TAX RETURNS AND TAX SHARING AGREEMENTS

  MTI files consolidated federal income tax returns under the Internal Revenue Code of 1986, as amended (the "Code"), including affiliates owned 80% or more by MTI. MTI also files certain combined state income tax returns which include certain of MTI's affiliates, including the Company. Prior to June

1996, the amount of the Company's federal income taxes payable was determined pursuant to a tax allocation agreement between the Company and MTI. In June 1996, MTI's ownership of the Company became less than 80% and, as a result, MTI's federal income tax return for 1996 will include the Company's taxable income and deductions only through May 1996. Under the provisions of the Code, the Company is required to file a separate federal income tax return beginning on the date MTI's ownership became less than 80%.

REVOLVING CREDIT AGREEMENT

  MTI and the Company have entered into a Revolving Credit Agreement dated as of October 5, 1995, pursuant to which MTI has agreed to make available to the Company a line of credit in the amount of up to $80 million. Advances under the revolving credit facility are based on the Company's tangible net worth. As of November 28, 1996, the Company was eligible to borrow approximately $54.6 million under the facility but had no borrowings outstanding. MTI can terminate such facility upon 24 months' notice, while the Company can terminate upon 20 days' notice.

LICENSING

  The Company, as a majority-owned subsidiary of MTI, benefits from certain license agreements between MTI and certain third parties. The Company makes payments to MTI relating to certain of such arrangements. The Company's rights under such agreements may terminate in the event that the Company is no longer a majority-owned subsidiary of MTI. In the event of any such termination, the inability of the Company independently to obtain such rights on similar terms could have a material adverse effect on the Company's business and results of operations.

  In addition, MTI has allowed and is currently allowing the Company to use certain of MTI's trademarks and patents, including the Micron brand name. Such use by the Company has not been documented by a written license agreement. There can be no assurance that the Company will continue to be able to use such trademarks and patents in the future, particularly if the Company ceases to be a majority-owned subsidiary of MTI. The Company's inability to use such trademarks and patents in the future could have a material adverse effect on the Company's business and results of operations.

                             SELLING SHAREHOLDERS

  The table below sets forth certain information with respect to the Selling Shareholders.

                             SHARES BENEFICIALLY
                                 OWNED AS OF                      SHARES BENEFICIALLY
                              JANUARY 20, 1997                   OWNED AFTER OFFERING
                          -------------------------            -------------------------
                                        PERCENT     SHARES TO                PERCENT
NAME OF BENEFICIAL OWNER    NUMBER   OF OUTSTANDING  BE SOLD     NUMBER   OF OUTSTANDING
------------------------  ---------- -------------- ---------- ---------- --------------
Micron Technology, Inc.
 (1)....................  73,312,863      79.2%     10,405,000 62,907,863       66%
T. Erik Oaas (2)........     635,357         *          95,000    540,357        *

--------
 *  Less than one percent (1%).

(1) Four directors of the Company are currently also directors of MTI.

(2) Mr. Oaas is the Executive Vice President, Finance, Chief Financial Officer and a director of the Company.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Company and the Selling Shareholders have agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Goldman, Sachs & Co., Deutsche Morgan Grenfell Inc., Montgomery Securities and Robertson, Stephens & Company LLC are acting as representatives, has severally agreed to purchase from the Company and the Selling Shareholders, the respective number of shares of Common Stock set forth opposite its name below:

                                                                      NUMBER OF
         UNDERWRITER                                                    SHARES
         -----------                                                  ----------
   Goldman, Sachs & Co...............................................  3,775,000
   Deutsche Morgan Grenfell Inc. ....................................  3,775,000
   Montgomery Securities.............................................  1,075,000
   Robertson, Stephens & Company LLC.................................  1,075,000
   Bear, Stearns & Co. Inc. .........................................    600,000
   Nutmeg Securities, Ltd. ..........................................    400,000
   Oppenheimer & Co., Inc. ..........................................    600,000
   Piper Jaffray Inc. ...............................................    400,000
   Ragen MacKenzie Incorporated......................................    400,000
   Rodman & Renshaw, Inc. ...........................................    400,000
   Smith Barney Inc. ................................................    600,000
   Sutro & Co. Incorporated..........................................    400,000
                                                                      ----------
     Total........................................................... 13,500,000
                                                                      ==========

  Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

  The Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement, and in part to certain securities dealers at such price less a concession of $0.50 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

  A Selling Shareholder has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus Supplement to purchase up to an aggregate of 2,025,000 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 13,500,000 shares of Common Stock offered.

  The Company, certain officers and directors of the Company and the Selling Shareholders have agreed that, during the period beginning from the date of this Prospectus Supplement and continuing to and including the date 90 days after the date of this Prospectus Supplement, they will not to offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to employee stock option plans and purchase plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus Supplement) which are substantially similar to the shares of Common Stock or which are convertible into or exchangeable for securities which are substantially similar to the shares of Common Stock without the prior written consent of the representatives, except for the shares of Common Stock offered in connection with the offering.

  The Company and the Selling Shareholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

  Deutsche Morgan Grenfell Inc. has, from time to time, rendered investment banking advisory services to the Company with respect to possible strategic and other relationships.

                                 LEGAL MATTERS

  The validity of the shares offered hereby is being passed upon for the Company and the Selling Shareholders by Wilson Sonsini Goodrich & Rosati, a Professional Corporation, Palo Alto, California, and certain legal matters will be passed upon for the Underwriters by Shearman & Sterling, San Francisco, California.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Report of Independent Accountants.........................................  F-2

Statements of Operations for the Three Months Ended November 28, 1996 and
 November 30, 1995, and the Fiscal Years Ended August 29, 1996, August 31,
 1995 and September 1, 1994 ..............................................  F-3

Balance Sheets as of November 28, 1996, August 29, 1996 and August 31,
 1995 ....................................................................  F-4

Statements of Shareholders' Equity for the Three Months Ended November 28,
 1996 and November 30, 1995, and the Fiscal Years Ended August 29, 1996,
 August 31, 1995 and September 1, 1994....................................  F-5

Statements of Cash Flows for the Three Months Ended November 28, 1996 and
 November 30, 1995, and the Fiscal Years Ended August 29, 1996, August 31,
 1995 and September 1, 1994...............................................  F-6

Notes to Financial Statements.............................................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Shareholders and Board of Directors
Micron Electronics, Inc.

  We have audited the accompanying balance sheets of Micron Electronics, Inc. as of August 29, 1996 and August 31, 1995, and the related statements of operations, shareholders' equity and cash flows for each of the three years in the period ended August 29, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Micron Electronics, Inc., as of August 29, 1996 and August 31, 1995, and the results of their operations and their cash flows for each of the three years in the period ended
August 29, 1996, in conformity with generally accepted accounting principles.

                                          Coopers & Lybrand L.L.P.

Boise, Idaho
September 19, 1996

                            MICRON ELECTRONICS, INC.

                            STATEMENTS OF OPERATIONS

                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                             THREE MONTHS ENDED             FISCAL YEAR ENDED
                          ------------------------- ----------------------------------
                          NOVEMBER 28, NOVEMBER 30, AUGUST 29, AUGUST 31, SEPTEMBER 1,
                              1996         1995        1996       1995        1994
                          ------------ ------------ ---------- ---------- ------------
                          (UNAUDITED)  (UNAUDITED)
Net sales...............    $421,018     $438,578   $1,764,920  $999,999    $412,938
Cost of goods sold......     340,568      379,866    1,503,735   816,662     326,643
                            --------     --------   ----------  --------    --------
Gross margin............      80,450       58,712      261,185   183,337      86,295
Selling, general and
 administrative.........      39,826       31,387      152,937    74,951      25,883
Research and
 development............         883          661        3,050     1,893         561
Restructuring charge....         --           --        29,200       --          --
                            --------     --------   ----------  --------    --------
Operating income........      39,741       26,664       75,998   106,493      59,851
Interest income, net....       1,270        1,028        3,639     1,983         546
                            --------     --------   ----------  --------    --------
Income before taxes.....      41,011       27,692       79,637   108,476      60,397
Income tax provision....      16,199       11,077       35,055    43,390      23,499
                            --------     --------   ----------  --------    --------
Net income..............    $ 24,812     $ 16,615   $   44,582  $ 65,086    $ 36,898
                            ========     ========   ==========  ========    ========
Earnings per share......    $   0.27     $   0.18   $     0.48  $   0.74    $   0.45
Number of shares used in
 per share calculation..      93,002       92,566       92,495    87,422      81,523



    The accompanying notes are an integral part of the financial statements.

                            MICRON ELECTRONICS, INC.

                                 BALANCE SHEETS

                (DOLLARS IN THOUSANDS, EXCEPT PAR VALUE AMOUNTS)

                                                                                 AS OF
                                                                   ----------------------------------
                                                                   NOVEMBER 28, AUGUST 29, AUGUST 31,
                                                                       1996        1996       1995
                                                                   ------------ ---------- ----------
                                                                   (UNAUDITED)
                           A S S E T S
Cash and cash equivalents........................................    $122,394    $115,839   $ 69,406
Receivables......................................................     156,166     176,547    128,744
Inventories......................................................     117,289      69,863     92,709
Deferred income taxes............................................      24,700      35,014     16,086
Other current assets.............................................       1,843       1,853      1,810
                                                                     --------    --------   --------
  Total current assets...........................................     422,392     399,116    308,755
Property, plant and equipment, net...............................     138,940     129,192     58,254
Goodwill, net....................................................         --          --      12,612
Other assets.....................................................         902       1,625      3,095
                                                                     --------    --------   --------
  Total assets...................................................    $562,234    $529,933   $382,716
                                                                     ========    ========   ========
L I A B I L I T I E S A N D S H A R E H O L D E R S ' E Q U I T Y
Accounts payable and accrued expenses............................    $245,567    $247,044   $177,437
Accrued licenses and royalties...................................      33,048      27,242     23,844
Current debt.....................................................       3,974       3,064      1,022
                                                                     --------    --------   --------
  Total current liabilities......................................     282,589     277,350    202,303
Long-term debt...................................................      21,085      18,233      5,801
Deferred income taxes............................................       2,374       2,436        --
Other liabilities................................................       2,918       3,454        949
                                                                     --------    --------   --------
  Total liabilities..............................................     308,966     301,473    209,053
                                                                     --------    --------   --------
Commitments and contingencies
Common stock, $.01 par value, authorized 150.0 million shares;
 issued and outstanding 92.5 million shares at November 28, 1996
 and August 29, 1996 and 91.4 million shares at August 31, 1995..         925         925        914
Additional capital...............................................      69,441      69,392     58,613
Retained earnings................................................     182,906     158,143    114,136
Cumulative foreign currency translation adjustment...............          (4)        --         --
                                                                     --------    --------   --------
  Total shareholders' equity.....................................     253,268     228,460    173,663
                                                                     --------    --------   --------
  Total liabilities and shareholders' equity.....................    $562,234    $529,933   $382,716
                                                                     ========    ========   ========

    The accompanying notes are an integral part of the financial statements.

                            MICRON ELECTRONICS, INC.

                       STATEMENTS OF SHAREHOLDERS' EQUITY

                       (DOLLARS AND SHARES IN THOUSANDS)

                          THREE MONTHS
                              ENDED                      FISCAL YEAR ENDED
                         ----------------  --------------------------------------------------
                          NOVEMBER 28,       AUGUST 29,        AUGUST 31,       SEPTEMBER 1,
                              1996              1996              1995              1994
                         ----------------  ----------------  ----------------  --------------
                         SHARES   AMOUNT   SHARES   AMOUNT   SHARES   AMOUNT   SHARES AMOUNT
                         ------  --------  ------  --------  ------  --------  ------ -------
                           (UNAUDITED)
Common Stock
MCI Class A:
Balance at beginning of
 year...................                                        988  $     79    198  $    79
Stock split.............                                        --        --     790      --
Purchase and retirement
 of stock...............                                        (16)       (1)   --       --
Merger transaction......                                       (972)      (78)   --       --
                                                             ------  --------  -----  -------
Balance at end of year..                                        --   $    --     988  $    79
                                                             ======  ========  =====  =======
MCI Class B:
Balance at beginning of
 year...................                                        470  $    286     84  $    88
Stock sold..............                                          7        67     45      221
Stock split.............                                        --        --     341      --
Purchase and retirement
 of stock...............                                        (90)      (55)   --       (23)
Merger transaction......                                       (387)     (298)   --       --
                                                             ------  --------  -----  -------
Balance at end of year..                                        --   $    --     470  $   286
                                                             ======  ========  =====  =======
MCMS:
Balance at beginning of
 year...................                                      1,849  $    185      9  $     1
Stock sold..............                                        --        --     258       26
Stock split.............                                        --        --   1,582      158
Merger transaction......                                     (1,849)     (185)   --       --
                                                             ------  --------  -----  -------
Balance at end of year..                                        --   $    --   1,849  $   185
                                                             ======  ========  =====  =======
MEI:
Balance at beginning of
 period................. 92,473  $    925  91,431  $    914     --   $    --
Stock sold..............    --        --      136         1     --        --
Stock award.............    --        --      151         2     --        --
Purchase and retirement
 of stock...............    (29)      --     (238)       (2)    (16)      --
Stock options...........      7       --      993        10      84         1
Merger transaction......    --        --      --        --   91,363       913
                         ------  --------  ------  --------  ------  --------
Balance at end of
 period................. 92,451  $    925  92,473  $    925  91,431  $    914
                         ======  ========  ======  ========  ======  ========
Additional Capital
Balance at beginning of
 period.................         $ 69,392          $ 58,613          $ 14,662         $10,646
Stock sold..............              --              1,283               --            4,001
Stock award.............              --              1,298               --              --
Purchase and retirement
 of stock...............              (21)             (156)              (11)            --
Stock split.............              --                --                --             (158)
Stock options...........               23               997               464             --
Tax effect of stock
 option and purchase
 plans..................               47             7,357               710             173
Merger transaction......              --                --             42,788             --
                                 --------          --------          --------         -------
Balance at end of
 period.................         $ 69,441          $ 69,392          $ 58,613         $14,662
                                 ========          ========          ========         =======
Retained Earnings
Balance at beginning of
 period.................         $158,143          $114,136          $ 52,957         $16,060
Purchase and retirement
 of stock...............              (49)             (575)             (824)             (1)
Merger transaction......              --                --             (3,083)            --
Net income..............           24,812            44,582            65,086          36,898
                                 --------          --------          --------         -------
Balance at end of
 period.................         $182,906          $158,143          $114,136         $52,957
                                 ========          ========          ========         =======

    The accompanying notes are an integral part of the financial statements.

                            MICRON ELECTRONICS, INC.

                            STATEMENTS OF CASH FLOWS

                             (AMOUNTS IN THOUSANDS)

                             THREE MONTHS ENDED             FISCAL YEAR ENDED
                          ------------------------- ----------------------------------
                          NOVEMBER 28, NOVEMBER 30, AUGUST 29, AUGUST 31, SEPTEMBER 1,
                              1996         1995        1996       1995        1994
                          ------------ ------------ ---------- ---------- ------------
                          (UNAUDITED)  (UNAUDITED)
Cash Flows from
 Operating Activities:
  Net income............    $ 24,812     $16,615     $ 44,582   $ 65,086    $ 36,898
  Adjustments to
   reconcile net income
   to net cash from
   operating activities:
  Depreciation..........       7,291       4,096       20,718     11,057       4,635
  Amortization..........          61       1,319        1,508      2,101          31
  Restructuring charge..         --          --        29,200        --          --
  Changes in assets and
   liabilities, net of
   effects of
   restructuring charge
   and merger
   transaction:
   Receivables..........      20,381     (35,764)     (48,478)   (56,049)    (29,490)
   Inventories..........     (47,426)    (36,563)       8,382    (34,052)    (16,711)
   Accounts payable and
    accrued expenses....       1,111      60,038       66,592     62,377      36,509
   Accrued licenses and
    royalties...........       5,806       1,064        9,165     14,411         568
   Deferred income
    taxes...............      10,252      (2,803)     (14,382)    (3,634)       (794)
   Other................        (628)         17          525       (942)       (119)
                            --------     -------     --------   --------    --------
    Net cash provided by
     operating
     activities.........      21,660       8,019      117,812     60,355      31,527
                            --------     -------     --------   --------    --------
Cash Flows from
 Investing Activities:
  Expenditures for
   property, plant and
   equipment............     (18,912)     (8,076)     (90,122)   (39,585)    (19,260)
  Proceeds from sales of
   property, plant and
   equipment............          92         396        6,354        528         787
  Purchases of held-to-
   maturity investment
   securities...........         --          --           --      (3,165)     (2,164)
  Proceeds from
   maturities of
   investment
   securities...........         --          --           --       5,400         --
  Cash acquired in
   merger transaction...         --          --           --      14,060         --
  Other.................         --          (39)          21       (439)        (63)
                            --------     -------     --------   --------    --------
    Net cash used for
     investing
     activities.........     (18,820)     (7,719)     (83,747)   (23,201)    (20,700)
                            --------     -------     --------   --------    --------
Cash Flows from
 Financing Activities:
  Proceeds from
   borrowings...........       4,568         --        42,770        --          --
  Repayments of debt....        (806)       (253)     (31,969)    (1,022)     (1,669)
  Proceeds from issuance
   of common stock......          23         334        2,300        398       4,248
  Purchase and
   retirement of stock..         (70)       (258)        (733)      (891)        (24)
  Other.................         --          --           --      (1,281)        (18)
                            --------     -------     --------   --------    --------
    Net cash provided by
     (used for)
     financing
     activities.........       3,715        (177)      12,368     (2,796)      2,537
                            --------     -------     --------   --------    --------
Net increase in cash and
 cash equivalents.......       6,555         123       46,433     34,358      13,364
Cash and cash
 equivalents at
 beginning of period....     115,839      69,406       69,406     35,048      21,684
                            --------     -------     --------   --------    --------
Cash and cash
 equivalents at end of
 period.................    $122,394     $69,529     $115,839   $ 69,406    $ 35,048
                            ========     =======     ========   ========    ========
Supplemental
 Disclosures:
  Income taxes paid.....    $ 15,030     $ 4,370     $ 36,076   $ 45,277    $ 21,889
  Interest paid, net of
   amounts capitalized..         228           8          253        412         416
  Noncash investing and
   financing activities:
   Reclassification of
    accrued licenses and
    royalties to long-
    term debt...........         --          --         3,768        --          --
   Assets acquired, net
    of cash and
    liabilities assumed,
    in merger
    transaction.........         --          --           --      25,998         --
   Assets acquired in
    exchange for debt...         --          --           --         --        1,468

    The accompanying notes are an integral part of the financial statements.

                            MICRON ELECTRONICS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                     (TABULAR DOLLAR AMOUNTS IN THOUSANDS)

SIGNIFICANT ACCOUNTING POLICIES

  BUSINESS: Micron Electronics, Inc. and its subsidiaries (collectively, "MEI" or "the Company") develop, market, manufacture, sell and support a range of memory intensive, high performance desktop and notebook PC systems and network servers under the Micron brand name, and manufacture other electronic products for a wide range of computing and digital applications. The Company markets and sells its PC systems to individuals for home use, small to medium-sized businesses and governmental and educational entities. MEI's wholly-owned subsidiary, Micron Custom Manufacturing Services, Inc., is a contract manufacturer specializing in the assembly of custom complex printed circuit boards, memory modules and system level products. MEI's component recovery operations recover, assemble, test, grade and market nonstandard random access memory ("RAM") products not meeting full industry standard specifications. The contract manufacturing and component recovery operations market and sell a significant amount of products and services to original equipment manufacturers in diverse areas of the electronics industry.

  BASIS OF PRESENTATION: The financial statements include the accounts of Micron Electronics, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated. The Company's fiscal year is the 52 or 53 week period ending on the Thursday closest to August 31. As of August 29, 1996, the Company was approximately 79% owned by Micron Technology, Inc. ("MTI" or "Parent").

  In the opinion of management, the accompanying unaudited financial statements as of and for the three months ended November 28, 1996 and November 30, 1995 contain all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial position of the Company and their results of operations and cash flows.

  CERTAIN CONCENTRATIONS AND USE OF ESTIMATES: Certain components, subassemblies and software included in the Company's PC systems are obtained from sole suppliers or a limited number of suppliers. The Company relies, to a certain extent, upon its suppliers' abilities to enhance existing products in a timely and cost-effective manner, to develop new products to meet changing customer needs and to respond to emerging standards and other technological developments in the PC industry. The Company's reliance on a limited number of suppliers involves several risks, including the possibility of shortages and/or increases in costs of components and subassemblies, and the risk of reduced control over delivery schedules.

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Although actual results could differ from those estimates, management believes its estimates are reasonable.

  REVENUE RECOGNITION: Revenue from product sales to customers is generally recognized upon shipment. A provision for estimated sales returns is recorded in the period in which the sales are recognized. The Company defers recognition of sales to distributors with return privileges until the distributors have sold the products.

  EARNINGS PER SHARE: Earnings per share is computed using the weighted average number of common and common equivalent shares outstanding. Common equivalent shares result from the assumed exercise of outstanding stock options and affect earnings per share when they have a dilutive effect. All historical per share amounts have been restated to reflect stock splits and the effect of the merger transaction (see "The MEI Merger").

                           MICRON ELECTRONICS, INC.

  FINANCIAL INSTRUMENTS: Cash equivalents include highly liquid short-term investments with original maturities of three months or less, readily convertible to known amounts of cash. The amounts reported as cash equivalents, receivables, other assets, accounts payable and accrued expenses and debt as of August 29, 1996 are considered by the Company to be reasonable approximations of their fair values, based on market information available to management as of August 29, 1996. The use of different market assumptions and estimation methodologies could have a material effect on the estimated fair value amounts. The reported fair values do not take into consideration potential taxes or other expenses that would be incurred in an actual settlement.

  Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and equivalents, investment securities and trade accounts receivable. The Company invests its cash in credit instruments of highly rated financial institutions and performs periodic evaluations of the credit standing of these financial institutions. The Company, by policy, limits the concentration of credit exposure by restricting investments with any single obligor, instrument, or geographic area. A concentration of credit risk may exist with respect to trade receivables, as many of the Company's customers are affiliated with the computer, telecommunications and office automation industries. The Company has a large number of customers on which it performs ongoing credit evaluations and generally does not require collateral from its customers. Historically, the Company has not experienced significant losses related to receivables from individual customers or groups of customers in any particular industry or geographic area.

  INVENTORIES: Inventories are stated at the lower of average cost or market.

  PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of 5 to 30 years for buildings and 2 to 5 years for equipment.

  PRODUCT AND PROCESS TECHNOLOGY: Costs related to the conceptual formulation and design of products and processes are expensed as research and development. Costs incurred to establish patents and acquire product and process technology are capitalized. Capitalized costs are amortized using the straight-line method over the shorter of the estimated useful life of the technology, the patent term, or the agreement, ranging up to 10 years.

  ROYALTIES: The Company has royalty-bearing license agreements that allow it to sell certain hardware and software and to use certain patented technology. Royalty costs are accrued and included in cost of goods sold when the sale is recognized.

  ADVERTISING: Advertising costs are charged to operations as incurred.

  RECENTLY ISSUED ACCOUNTING STANDARDS: In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The Company has not elected early adoption of SFAS 121 and intends to adopt the provisions of SFAS 121 in fiscal 1997. Adoption of SFAS 121 is not expected to have a material effect on the Company's financial position or results of operations.

  In October 1995, the FASB issued SFAS 123, "Accounting for Stock-Based Compensation." The Company has not elected early adoption of SFAS 123 and intends to adopt SFAS 123 in fiscal 1997. As permitted under SFAS 123, the Company intends to continue to measure compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by

                           MICRON ELECTRONICS, INC.

Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and provide pro forma disclosure of net income and earnings per share as if a fair value-based method had been applied in measuring compensation expense. As a result, adoption of SFAS 123 is not expected to have a material effect on the Company's financial position or results of operations.

  RECLASSIFICATIONS: Certain reclassifications have been made, none of which affected results of operations, to present the financial statements on a consistent basis.

THE MEI MERGER

  On April 7, 1995, Micron Computer, Inc. ("MCI") and the former Micron Custom Manufacturing Services, Inc. ("MCMS"), then subsidiaries of MTI, merged with and into ZEOS International, Ltd. ("ZEOS") (the "MEI Merger"). Pursuant to the terms of the MEI Merger, ZEOS issued approximately 82.5 million shares of its common stock in exchange for all of the outstanding shares of MCI and MCMS, and the name of the surviving corporation was changed to Micron Electronics, Inc. The MEI Merger resulted in a change of control of approximately 89% of ZEOS wherein, assuming exercise of all options outstanding at the time of the MEI Merger, (a) MTI owned an approximate 79% interest in the Company, and (b) the other shareholders of MCI and MCMS owned an approximate 10% interest in the Company. The MEI Merger was accounted for as a purchase of ZEOS by MCI and MCMS. A new basis of accounting was established for the assets and liabilities of ZEOS to the extent of the change of control. The new basis reflects the allocation of the approximate $39.1 million basis to the ZEOS assets and liabilities on the basis of their fair values. Goodwill of approximately $14.6 million was recorded to the extent the purchase price exceeded the fair value of the identifiable net assets for which a change of control occurred. Goodwill was being amortized on a straight line basis over three years and accumulated amortization as of August 31, 1995 was approximately $2.0 million. In the second quarter of fiscal 1996, the remaining goodwill was written off in connection with a restructuring charge recorded by the Company (see "Restructuring Charge").

  The Company's fiscal year is a 52 or 53 week period ending on the Thursday closest to August 31, which was the fiscal year of MCI and MCMS. Subsequent to the MEI Merger, the financial statements of the Company reflect the consolidated results of operations, financial position and cash flows of MEI, based on the new basis of accounting for the assets and liabilities of ZEOS and the historical cost bases for the assets and liabilities of MCI and MCMS. Prior to the MEI Merger, the financial statements of the Company include only the combined results of operations, financial position and cash flows of MCI and MCMS.

RESTRUCTURING CHARGE

  In February 1996, the Company adopted a plan to discontinue the manufacture and sale of ZEOS brand PC systems and to close the related manufacturing operations in Minneapolis, Minnesota. As a result, the Company recorded a restructuring charge of $29.5 million in the second quarter of fiscal 1996. In the fourth quarter of fiscal 1996, the Company reduced the restructuring charge by $0.3 million after concluding its restructuring activities had been completed or were adequately provided for in the remaining restructuring accrual. Restructuring costs of $28.9 million incurred through August 29, 1996 include approximately $14.5 million related to the disposition of inventory; $11.4 million related to the write-off of goodwill which resulted from the MEI Merger; $1.1 million related to other asset write-downs; $0.6 million related to personnel costs for approximately 250 employees engaged in manufacturing, purchasing, customer service, finance and administrative functions; and $1.3 million related to other exit costs.

                            MICRON ELECTRONICS, INC.

INVESTMENT SECURITIES

                                            NOVEMBER 28, AUGUST 29, AUGUST 31,
                                                1996        1996       1995
                                            ------------ ---------- ----------
                                            (UNAUDITED)
   Held-to-maturity investment securities,
    at amortized cost:
     Commercial paper.....................   $  34,097    $ 30,437   $ 19,421
     State and local government...........      40,850      24,650     12,050
     Bankers' acceptances.................       2,988      11,976      5,966
     Certificates of deposit..............         --          --       1,030
     U.S. Government agency...............      28,493       7,813      1,000
                                             ---------    --------   --------
                                               106,428      74,876     39,467
   Less cash equivalents..................    (106,428)    (74,876)   (39,467)
                                             ---------    --------   --------
   Liquid investments.....................   $     --     $    --    $    --
                                             =========    ========   ========

RECEIVABLES

                                             NOVEMBER 28, AUGUST 29, AUGUST 31,
                                                 1996        1996       1995
                                             ------------ ---------- ----------
                                             (UNAUDITED)
   Trade receivables........................   $151,530    $171,820   $126,040
   Receivables from affiliates, net.........      2,458       2,526      8,379
   Income taxes recoverable from parent
    corporation.............................      4,380       5,147        --
   Other....................................      6,497       7,363      1,070
   Allowance for doubtful accounts..........     (6,828)     (8,221)    (5,458)
   Allowance for returns and discounts......     (1,871)     (2,088)    (1,287)
                                               --------    --------   --------
                                               $156,166    $176,547   $128,744
                                               ========    ========   ========

INVENTORIES
                                             NOVEMBER 28, AUGUST 29, AUGUST 31,
                                                 1996        1996       1995
                                             ------------ ---------- ----------
                                             (UNAUDITED)
   Raw materials and supplies...............   $ 84,503    $ 45,949   $ 65,684
   Work in progress.........................     15,681      13,239     19,367
   Finished goods...........................     17,105      10,675      7,658
                                               --------    --------   --------
                                               $117,289    $ 69,863   $ 92,709
                                               ========    ========   ========

PROPERTY, PLANT AND EQUIPMENT

                                             NOVEMBER 28, AUGUST 29, AUGUST 31,
                                                 1996        1996       1995
                                             ------------ ---------- ----------
                                             (UNAUDITED)
   Land.....................................   $  1,639    $  1,639   $   987
   Buildings................................     39,373      17,647    15,643
   Equipment................................    141,449     120,393    71,502
   Construction in progress.................      9,308      35,398     7,259
                                               --------    --------   -------
                                                191,769     175,077    95,391
   Less accumulated depreciation and
    amortization............................    (52,829)    (45,885)  (37,137)
                                               --------    --------   -------
                                               $138,940    $129,192   $58,254
                                               ========    ========   =======

                           MICRON ELECTRONICS, INC.

  During the third quarter of fiscal 1996, the Company purchased approximately 30 acres of land adjacent to its PC manufacturing operations from a director of the Company and a third party for approximately $575,000.

  In December 1993, the Company exchanged approximately 13 acres of land owned by the Company for 13 acres of land owned by a director. Additionally, the Company purchased approximately 17 acres of land for approximately $258,000 and obtained an option to purchase approximately 40 additional acres of real property adjacent to its Nampa facility from this director.

ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                             NOVEMBER 28, AUGUST 29, AUGUST 31,
                                                 1996        1996       1995
                                             ------------ ---------- ----------
                                             (UNAUDITED)
   Trade accounts payable...................   $182,381    $157,350   $ 99,065
   Payable to affiliates....................     14,228      25,829     53,750
   Salaries, wages and benefits.............     14,737      16,168     11,086
   Income taxes payable.....................      4,682      14,526        --
   Income taxes payable to parent
    corporation.............................      1,219       1,300      4,686
   Equipment contracts payable..............      7,918       7,955      1,926
   Accrued warranty.........................      6,717       7,905      2,758
   Other....................................     13,685      16,011      4,166
                                               --------    --------   --------
                                               $245,567    $247,044   $177,437
                                               ========    ========   ========

DEBT

                                              NOVEMBER 28, AUGUST 29, AUGUST 31,
                                                  1996        1996       1995
                                              ------------ ---------- ----------
                                              (UNAUDITED)
   Notes payable in periodic installments
    through September, 2001 weighted average
    interest rate of 7.57% at November 28,
    1996 and 7.52% at August 29, 1996.......    $25,028     $21,261    $   --
   Notes payable to parent corporation......        --          --       6,672
   Other....................................         31          36        151
                                                -------     -------    -------
                                                 25,059      21,297      6,823
   Less current portion.....................     (3,974)     (3,064)    (1,022)
                                                -------     -------    -------
                                                $21,085     $18,233    $ 5,801
                                                =======     =======    =======

  The Company has an unsecured revolving credit facility with MTI providing for borrowings of up to $80 million, based on the Company's tangible net worth. As of August 29, 1996, the Company was eligible to borrow approximately $52 million under the facility, but had no borrowings outstanding. As of November 28, 1996, the Company was eligible to borrow approximately $55 million under the facility, but had no borrowings outstanding.

  The Company has an unsecured credit agreement with financial institutions providing for borrowings of up to $40 million, based on the amount of the Company's eligible receivables. As of August 29, 1996, the Company was eligible to borrow $40 million pursuant to the agreement, but had no borrowings outstanding. As of November 28, 1996, the Company was eligible to borrow $40 million

                           MICRON ELECTRONICS, INC.

pursuant to the agreement, but had no borrowings outstanding. Under the agreement, the Company is subject to certain financial and other covenants including certain financial ratios and limitations on the amount of dividends declared or paid by the Company.

  Certain of the Company's notes payable are collateralized by equipment with a total cost of approximately $17,583,000 and accumulated depreciation of approximately $863,000 as of August 29, 1996 and a total cost of approximately $22,151,000 and accumulated depreciation of approximately $1,914,000 as of November 28, 1996.

  Maturities of debt are as follows:

   FISCAL YEAR                                               NOTES PAYABLE OTHER
   -----------                                               ------------- -----
   1997.....................................................    $ 3,044     $21
   1998.....................................................      5,175      17
   1999.....................................................      5,443     --
   2000.....................................................      3,849     --
   2001.....................................................      3,750     --
     Less interest..........................................        --       (2)
                                                                -------     ---
                                                                $21,261     $36
                                                                =======     ===

  Interest income is net of $176,000, $426,000 and $430,000 of interest expense in 1996, 1995 and 1994, respectively. Construction period interest of $326,000, $119,000 and $34,000 was capitalized in 1996, 1995 and 1994, respectively. Interest income is net of $296,000 and $3,000 of interest expense in the three months ended November 28, 1996 and November 30, 1995, respectively, and construction period interest of $100,000 and $122,000, respectively, was capitalized.

STOCK PURCHASE AND INCENTIVE PLANS

  The Company's 1995 Stock Option Plan provides for the granting of incentive and nonstatutory stock options. As of August 29, 1996, there were 5,000,000 shares of common stock reserved for issuance under the plan. Exercise prices of the incentive and nonstatutory stock options have been 100% and 85%, respectively, of the fair market value of the Company's common stock on the date of grant. Options are granted subject to terms and conditions determined by the Board of Directors, and generally are exercisable in increments of 20% for each year of employment beginning one year from date of grant and generally expire six years from date of grant. As of August 29, 1996, there were options outstanding to purchase approximately 1,859,000 shares of common stock at prices ranging from $8.89 to $23.83 of which options to purchase approximately 121,000 shares of common stock were exercisable.

  The Company's 1995 Employee Stock Purchase Plan allows eligible employees of the Company to purchase shares of common stock through payroll deductions. The shares can be purchased for 85% of the lower of the beginning or ending fair market value of each six month offering period and are restricted from resale for a period of one year from the date of purchase. Purchases are limited to 20% of an employee's eligible compensation. A total of 2,500,000 shares are reserved for issuance under the plan, of which approximately 136,000 shares had been issued as of August 29, 1996.

  Granting of options under ZEOS' stock option plan was suspended after the MEI Merger. During 1996 and subsequent to the MEI Merger in 1995, options to purchase approximately 993,000 and 84,000 shares of the Company's common stock, respectively, were exercised at per share prices

                           MICRON ELECTRONICS, INC.

ranging from $0.33 to $17.00 and $2.63 to $8.50, respectively. As of August 29, 1996, options to purchase approximately 49,000 shares of the Company's common stock were outstanding under this plan, all of which were exercisable at per share prices ranging from $2.63 to $10.75.

  In December 1994, ZEOS awarded shares of its common stock to certain of its employees subject to their continued employment as of January 1, 1996. Compensation expense was recognized over the vesting period based upon the fair market value of the stock at the date of award. To satisfy this award, the Company issued approximately 151,000 shares of the Company's common stock in January 1996.

  The Company has two 401(k) profit-sharing plans, the RAM Plan and the ZEOS Plan, in which employees participate. Under the RAM Plan, which is administered by MTI, employees may contribute from 2% to 16% of eligible pay to various savings alternatives. In 1994, the RAM Plan was modified to provide for an annual match by the Company of the first $1,500 of eligible employee contributions and for additional contributions by the Company based on the Company's financial performance. Effective September 1, 1995, the ZEOS Plan was amended to match the provisions of the RAM Plan. The Company's expense pursuant to these plans was approximately $3,051,000, $1,062,000 and $450,000 in 1996, 1995 and 1994, respectively. The Company's expense pursuant to these plans was approximately $751,000 and $555,000 in the three months ended November 28, 1996 and November 30, 1995.

TRANSACTIONS WITH AFFILIATES

                            THREE MONTHS ENDED             FISCAL YEAR ENDED
                         ------------------------- ----------------------------------
                         NOVEMBER 28, NOVEMBER 30, AUGUST 29, AUGUST 31, SEPTEMBER 1,
                             1996         1995        1996       1995        1994
                         ------------ ------------ ---------- ---------- ------------
                         (UNAUDITED)  (UNAUDITED)
Net sales...............   $ 4,761      $17,820     $ 46,579   $ 32,417    $14,703
Inventory purchases.....    18,382       79,721      198,753    177,402     82,094
Revenue sharing and
 product and process
 technology expenses....       --        15,125       49,645     72,889     42,655
Component recovery
 agreement expenses.....     5,784          --           --         --         --
Administrative services
 expenses...............       278          389        1,680        917        554
Property, plant and
 equipment purchases....       146          187          574      5,647      2,805
Property, plant and
 equipment sales........       --             4            9        --         506
Construction management
 services...............       540          --           940        112        149

  Revenue sharing expense is a component of cost of goods sold and reflects expenses incurred under a revenue sharing agreement, wherein, for the nonstandard semiconductor components supplied by MTI, the Company paid MTI an amount equal to one-half of net sales to third parties and one-half of the transfer price for products identified for internal use by the Company.

  During the fourth quarter of 1996, the Company entered into a new component recovery agreement with MTI, effective August 30, 1996 and expiring August 1999. The new agreement replaces the revenue sharing agreement. Pursuant to the component recovery agreement, the Company generally will pay to MTI an amount equal to one-half of the operating income from sales of nonstandard semiconductor components supplied by MTI.

                           MICRON ELECTRONICS, INC.

COMMITMENTS

  As of August 29, 1996, the Company had commitments of $5.5 million for equipment purchases and $2.0 million for construction of buildings. As of November 28, 1996, the Company had commitments of $11.4 million for equipment purchases and $0.8 million for construction of buildings. In addition, the Company is required to make minimum royalty payments under certain agreements and periodically enters into minimum purchase commitments with certain suppliers.

  The Company leases its office and production facilities in North Carolina, its office facilities in Minneapolis, Minnesota and certain other property and equipment, under operating lease agreements expiring through 2001, with renewals thereafter at the option of the Company. Future minimum lease payments total approximately $7,870,000 and are as follows: $1,999,000 in 1997, $1,989,000 in 1998, $1,770,000 in 1999, $1,646,000 in 2000 and $466,000
in 2001.

  Rental expense was approximately $2,405,000, $1,026,000 and $277,000 in 1996, 1995 and 1994, respectively. Rental expense was approximately $653,000 and $473,000 in the three months ended November 28, 1996 and November 30, 1995, respectively.

INCOME TAXES

  The Company was included in the consolidated U.S. federal income tax return of its Parent until June 1996, at which time the Company became a separate taxpayer. For all periods presented, the provision for income taxes is computed as if the Company were a separate taxpayer, and consists of the following:

                                                      FISCAL YEAR ENDED
                                              ----------------------------------
                                              AUGUST 29, AUGUST 31, SEPTEMBER 1,
                                                 1996       1995        1994
                                              ---------- ---------- ------------
Current:
  U.S. federal...............................  $44,128    $38,548     $19,586
  State......................................    5,309      7,691       4,378
                                               -------    -------     -------
                                                49,437     46,239      23,964
                                               -------    -------     -------
Deferred:
  U.S. federal...............................  (11,923)      (570)        (83)
  State......................................   (2,459)    (2,279)       (382)
                                               -------    -------     -------
                                               (14,382)    (2,849)       (465)
                                               -------    -------     -------
Income tax provision.........................  $35,055    $43,390     $23,499
                                               =======    =======     =======

  The effective income tax rate was 39.5% for the three months ended November 28, 1996, principally reflecting the federal statutory rate and the net effect of state taxes. The Company's effective income tax rate of 40.0% for the corresponding period in 1996 principally reflected the federal statutory rate, the net effect of state taxes and the effect of goodwill amortization.

  The tax benefit associated with nonstatutory stock options and disqualifying dispositions by employees of shares issued under the Company's and Parent's stock plans reduced taxes payable by $7,357,000, $710,000 and $173,000 for 1996, 1995 and 1994, respectively. Such benefits are credited to additional capital.

                           MICRON ELECTRONICS, INC.

  A reconciliation between the income tax provision and income tax computed using the federal statutory rate follows:

                                                      FISCAL YEAR ENDED
                                              ----------------------------------
                                              AUGUST 29, AUGUST 31, SEPTEMBER 1,
                                                 1996       1995        1994
                                              ---------- ---------- ------------
U.S. federal income tax at statutory rate....  $27,873    $37,967     $21,140
State taxes, net of federal benefit..........    2,254      4,592       2,664
Goodwill.....................................    4,935        776         --
Other........................................       (7)        55        (305)
                                               -------    -------     -------
                                               $35,055    $43,390     $23,499
                                               =======    =======     =======

  Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes at enacted tax rates. Deferred income tax assets totaled approximately $38,903,000 and $22,360,000 and liabilities totaled approximately $6,325,000 and $4,164,000 at August 29, 1996 and August 31, 1995, respectively. The tax effects of temporary differences and carryforwards which give rise to the net deferred tax assets are as follows:

                                                                   AS OF
                                                           ---------------------
                                                           AUGUST 29, AUGUST 31,
                                                              1996       1995
                                                           ---------- ----------
   Current deferred tax asset:
     Receivables..........................................  $ 3,217    $ 2,161
     Inventories..........................................    4,155      4,462
     Accrued compensation.................................    4,928        812
     Accrued licenses and royalties.......................    9,107      4,029
     Net operating loss carryforwards.....................    2,619      2,828
     Accrued expenses.....................................    7,472      1,367
     Other................................................    3,516        427
                                                            -------    -------
                                                             35,014     16,086
                                                            -------    -------
   Noncurrent deferred tax asset (liability):
     Property, plant and equipment........................   (2,093)    (1,298)
     Net operating loss carryforwards.....................      333      2,954
     Accrued licenses and royalties.......................    1,956        --
     Other................................................   (2,632)       454
                                                            -------    -------
                                                             (2,436)     2,110
                                                            -------    -------
     Total net deferred tax asset.........................  $32,578    $18,196
                                                            =======    =======

  Deferred tax assets of approximately $15,247,000 were recorded in 1995 in connection with the MEI Merger. Net operating loss carryforwards as of August 29, 1996 of approximately $7,787,000, available to offset future taxable income, will begin to expire in 2006.

EXPORT SALES

  Export sales were approximately $181,371,000, $76,686,000 and $25,957,000 in
1996, 1995 and 1994, respectively. Export sales were approximately $22,098,000 and $41,349,000 in the three months ended November 28, 1996 and November 30, 1995, respectively.

                           MICRON ELECTRONICS, INC.

CONTINGENCIES

  Periodically, the Company is made aware that technology used by the Company may infringe on product or process technology rights held by others. The Company has accrued a liability and charged operations for the estimated costs of settlement or adjudication of asserted and unasserted claims for alleged infringement prior to the balance sheet date. Resolution of these claims could have a material adverse effect on future results of operations and could require changes in the Company's products or processes.

  The Company is currently a party to various other legal actions arising out of the normal course of business, none of which is expected to have a material effect on the Company's financial position or results of operations.

                           MICRON ELECTRONICS, INC.

                  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                            FOURTH   THIRD    SECOND    FIRST
                                           QUARTER  QUARTER  QUARTER   QUARTER
                                           -------- -------- --------  --------
1996
Net sales................................. $457,401 $412,322 $456,619  $438,578
Gross margin..............................   94,892   58,571   49,010    58,712
Net income (loss).........................   26,448   14,075  (12,556)   16,615
Earnings (loss) per share.................     0.29     0.15    (0.14)     0.18

1995
Net sales................................. $403,968 $271,477 $190,225  $134,329
Gross margin..............................   64,038   49,782   40,493    29,024
Net income................................   20,957   15,605   16,918    11,606
Earnings per share........................     0.23     0.17     0.20      0.14

  In the fourth quarter of fiscal 1996, the Company recorded certain adjustments increasing pre-tax income by approximately $4.0 million, and net income by approximately $2.5 million or $.03 per share. The adjustments include a benefit to cost of goods sold of approximately $13.0 million related to revisions of estimates for product and process technology costs and an accrual, included in selling, general and administrative expense, of $9.0 million related to revisions of estimates for selling costs associated with sales of PC systems.

  In February 1996, the Company adopted a plan to discontinue the manufacture and sale of ZEOS brand PC systems and to close the related manufacturing operations in Minneapolis, Minnesota. As a result, the Company recorded a restructuring charge of $29.5 million (approximately $22.6 million, net of taxes) in the second quarter of fiscal 1996. In the fourth quarter of fiscal 1996, the Company reduced the restructuring charge by $0.3 million after concluding its restructuring activities had been completed or were adequately provided for in the remaining restructuring accrual. See "Restructuring Charge."

PROSPECTUS                       $325,000,000

                           MICRON ELECTRONICS, INC.
                       DEBT SECURITIES AND COMMON STOCK
                               ---------------

  Micron Electronics, Inc. ("MEI" or the "Company") from time to time may offer its debt securities consisting of debentures, notes, bonds and/or other unsecured evidences of indebtedness in one or more series ("Debt Securities") and shares of Common Stock, $.01 par value, of the Company ("Common Stock"), which together have an aggregate initial public offering price of up to $75,000,000 or the equivalent thereof in one or more foreign currencies or composite currencies, including European Currency Units ("ECU"). In addition, certain shareholders of the Company (the "Selling Shareholders") may from time to time offer shares of Common Stock, which together have an aggregate initial public offering price of up to $250,000,000. The Debt Securities and the Common Stock (collectively, the "Securities") may be offered, separately or together, in separate series, in amounts, at prices, and on terms to be set forth in a supplement to this Prospectus (a "Prospectus Supplement").

  The Securities may be sold for U.S. Dollars, one or more foreign currencies or composite currencies or amounts determined by reference to an index and the principal of and any interest on the Debt Securities may likewise be payable in U.S. Dollars, one or more foreign currencies or composite currencies or amounts determined by reference to an index.

  The specific terms of the Securities in respect of which this Prospectus is being delivered, such as (i) in the case of Debt Securities, the specific designation, aggregate principal amount, a purchase price, currency, denomination, maturity, premium, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of the Company or the Holder or for sinking fund payments, any conversion or exchange provisions and the initial public offering price and (ii) in the case of Common Stock, the number of shares offered for sale by the Company and the Selling Shareholders, if any, certain information with respect to the Selling Shareholders, if any, and the initial public offering price or method of determining the initial public offering price, will be, where applicable, set forth in an accompanying Prospectus Supplement. See "Description of Debt Securities" and "Description of Capital Stock".

  Any statement contained in this Prospectus will be deemed to be modified or superseded by any inconsistent statement contained in the accompanying Prospectus Supplement.

  SEE "RISK FACTORS" ON PAGE 3 OF THIS PROSPECTUS FOR A DESCRIPTION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE SECURITIES.
                               ---------------

THESE  SECURITIES HAVE  NOT BEEN  APPROVED  OR DISAPPROVED  BY THE  SECURITIES
 AND  EXCHANGE  COMMISSION  OR  ANY   STATE  SECURITIES  COMMISSION  NOR  HAS
  THE SECURITIES AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES COMMISSION
   PASSED   UPON   THE   ACCURACY   OR   ADEQUACY   OF   THIS   PROSPECTUS.
    ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                               ---------------

  The Securities may be sold through underwriting syndicates led by one or more managing underwriters or through one or more underwriters acting alone. The Securities may also be sold directly by the Company or the Selling Shareholders or through agents designated from time to time. If any underwriters or agents are involved in the sale of the Securities, their names, the principal amount of Securities to be purchased by them and any applicable fee, commission or discount arrangements with them will be set forth in the Prospectus Supplement. See "Plan of Distribution".
                               ---------------

  This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement.

               The date of this Prospectus is October 21, 1996.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, NW, Washington, D.C. 20549, and at the Commission's Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, NW, Washington, D.C. 20549, at prescribed rates. The Common Stock is listed on the Nasdaq National Market under the symbol "MUEI." Reports and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, Washington, D.C. 20006. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the World Wide Web site is http://www.sec.gov.

  The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities. This Prospectus which constitutes part of the Registration Statement does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement.

  Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company, reference is made to the Registration Statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents have been filed with the Commission and are incorporated herein by reference:

    (a) The Company's Annual Report on Form 10-K for the fiscal year ended August 29, 1996; and

    (b) The description of the Company's Common Stock contained in its Registration Statement on Form 8-A (No. 0-17932) filed on August 16, 1989.

  All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Registration Statement of which this Prospectus forms a part and prior to the termination of the offering of the Securities offered hereby shall be deemed to be incorporated by reference into this Prospectus.

  Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement or this Prospectus to the extent that a statement contained herein, in a Prospectus Supplement or in any other document subsequently filed with the Commission which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

  The Company will furnish without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated by reference, other than exhibits to such documents. Requests should be directed to T. Erik Oaas, Vice President, Finance and Chief Financial Officer, Micron Electronics, Inc., 900 East Karcher Road, Nampa, Idaho 83687, telephone (208) 893-3434.

                                  THE COMPANY

  Micron Electronics, Inc. ("MEI" or the "Company") is a leading provider of PC systems through the direct sales channel in the United States. The Company's PC operations develop, market, manufacture, sell and support a range of memory-intensive, high performance desktop and notebook PC systems and network servers under the Micron brand name. In addition to its PC operations, the Company has contract manufacturing and component recovery operations. The Company's wholly-owned subsidiary, Micron Custom Manufacturing Services, Inc., is a contract manufacturer specializing in the assembly of custom complex printed circuit boards, memory modules and system level products. The Company's component recovery operations recover, assemble, test, grade and market nonstandard random access memory components not meeting full industry specifications.

  On April 7, 1995, Micron Computer, Inc. and the former Micron Custom Manufacturing Services, Inc., then subsidiaries of the Company's parent, Micron Technology, Inc., merged with and into ZEOS International, Ltd., and the surviving corporation's name was changed to "Micron Electronics, Inc." The Company is incorporated in Minnesota, its executive offices are located at 900 East Karcher Road, Nampa, Idaho, 83687, and its telephone number is (208) 893-3434.

                                 RISK FACTORS

  Prior to making an investment decision with respect to the Securities offered hereby, prospective investors should carefully consider the specific factors set forth under the caption "Risk Factors" in the applicable Prospectus Supplement pertaining thereto, together with all of the other information appearing herein or therein or incorporated by reference herein, in light of their particular investment objectives and financial circumstances.

                                USE OF PROCEEDS

  Unless otherwise indicated in an accompanying Prospectus Supplement, the net proceeds to be received by the Company from the sale of the Securities will be used for general corporate purposes, including capital expenditures and to meet working capital needs. In addition, the Company from time to time considers acquisitions of complementary businesses, assets or technologies, and although there are no current agreements or understandings with respect to any such acquisitions, and the Company is not currently negotiating any potential acquisition, the Company desires to be able to respond to opportunities as they arise. Pending such uses, the Company will invest the net proceeds in interest-bearing securities.

  The Company will not receive any of the proceeds from the sale, if any, of shares of Common Stock by the Selling Shareholders. See "Selling
Shareholders."

                      RATIO OF EARNINGS TO FIXED CHARGES

  Set forth below is the ratio of earnings to fixed charges for each of the years in the five-year period ended August 29, 1996. For the purpose of calculating such ratios, "earnings" consist of income from continuing operations before income taxes plus fixed charges and "fixed charges" consist of interest expense (net of capitalized portion) and capitalized interest.

                                                  FISCAL YEAR ENDED
                                      ------------------------------------------
                                                        SEPT.
                                      SEPT. 3, SEPT. 2,   1,   AUG. 31, AUG. 29,
                                        1992     1993    1994    1995     1996
                                      -------- -------- ------ -------- --------
Ratio of Earnings to Fixed Charges...   6.3x    39.5x   131.1x  199.8x   159.0x

                        DESCRIPTION OF DEBT SECURITIES

  The following statements with respect to the Debt Securities are summaries of, and subject to, the detailed provisions of an indenture (the "Indenture") entered into between the Company and Norwest Bank Minnesota, N.A., as trustee (the "Trustee"), a copy of which is filed as an exhibit to the Registration Statement. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indenture, including the definitions therein of certain terms. Wherever particular Sections or defined terms of the Indenture are referred to herein or in a Prospectus Supplement, such Sections or defined terms are incorporated herein or therein by reference. Section and Article references used herein are references to the Indenture.

  The Debt Securities may be issued from time to time in one or more series. The particular terms of each series of Debt Securities offered by any Prospectus Supplement or Prospectus Supplements will be described in such Prospectus Supplement or Prospectus Supplements relating to such series.

GENERAL

  The Indenture does not limit the aggregate amount of Debt Securities which may be issued thereunder and Debt Securities may be issued thereunder from time to time in separate series up to the aggregate amount from time to time authorized by the Company for each series. The Debt Securities will be unsecured obligations of the Company.

  The applicable Prospectus Supplement or Prospectus Supplements will describe the following terms of the series of Debt Securities in respect of which this Prospectus is being delivered: (1) the title of the Debt Securities; (2) any limit on the aggregate principal amount of the Debt Securities; (3) the Person to whom any interest on a Debt Security shall be payable, if other than the person in whose name that Debt Security is registered on the Regular Record Date; (4) the date or dates on which the principal of the Debt Securities will be payable; (5) the rate or rates at which the Debt Securities will bear interest, if any, or the method by which such rate or rates are determined, the date or dates from which such interest will accrue, the Interest Payment Dates on which any such interest on the Debt Securities will be payable and the Regular Record Date for any interest payable on any Interest Payment Date, and the basis upon which interest will be calculated if other than that of a 360-day year of twelve 30-day months; (6) the place or places where the principal of and any premium and interest on the Debt Securities will be payable; (7) the period or periods within which, the price or prices at which, and the terms and conditions upon which the Debt Securities may be redeemed, in whole or in part, at the option of the Company; (8) the obligation of the Company, if any, to redeem or repurchase the Debt Securities pursuant to any sinking fund or analogous provisions or at the option of the Holders and the period or periods within which, the price or prices at which and the terms and conditions upon which such Debt Securities shall be redeemed or purchased, in whole or in part, pursuant to such obligation, and any provisions for the remarketing of such Debt Securities; (9) the denominations in which any Debt Securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof; (10) the currency, currencies or currency units in which payment of principal of and any premium and interest on any Debt Securities shall be payable if other than United States dollars; (11) any index, formula or other method used to determine the amount of payments of principal of and any premium and interest on the Debt Securities; (12) if the principal of or any premium or interest on any Debt Securities is to be payable, at the election of the Company or the Holders, in one or more currencies or currency units other than that or those in which such Debt Securities are stated to be payable, the currency, currencies or currency units in which payment of the principal of and any premium and interest on such Debt Securities shall be payable, and the periods within which and the terms and conditions upon which such election is to be made; (13) if other than the principal amount thereof, the portion of the principal amount of the Debt Securities which will be payable upon declaration of the acceleration of the Maturity thereof; (14) the applicability of any provisions described under "Defeasance"; (15) whether any of the Debt Securities are to be issuable in permanent global form and, if so, the Depositary or Depositaries for such Global Security and the terms and conditions, if any, upon which interests in such Debt Securities in global form may be exchanged, in whole or in part, for the individual Debt Securities represented thereby; (16) the Security Registrar, if other than the Trustee, and the entity who will be the Paying Agent; (17) any Events of Default, with respect to the Debt Securities of such series, if not otherwise set forth under "Events of Default"; (18) the terms and conditions, if any, pursuant to which such Debt Securities are convertible into or exchangeable for Common Stock or other securities; and (19) any other terms of the Debt Securities not inconsistent with the provisions of the Indenture. (Section 301)

  Debt Securities may be issued as Original Issue Discount Securities to be sold at a substantial discount from their principal amount. (Section 301) United States Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Securities will be described in the Prospectus Supplement relating thereto.

  If any of the Debt Securities are sold for any foreign currency or currency unit or if principal of, premium, if any, or interest, if any, on any of the Debt Securities is payable in any foreign currency or currency unit, the restrictions, elections, tax consequences, specific terms and other information with respect to such Debt Securities and such foreign currency or currency unit will be specified in the Prospectus Supplement relating thereto.

EXCHANGE, REGISTRATION, TRANSFER AND PAYMENT

  Unless otherwise indicated in the applicable Prospectus Supplement, payment of principal, premium, if any, and interest, if any, on the Debt Securities will be payable, and the exchange of and the transfer of Debt Securities will be registrable, at the office or agency of the Company maintained for such purpose and at any other office or agency maintained for such purpose. (Sections 305 and 1002) Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be issued in denominations of $1,000 or integral multiples thereof. (Section 302) No service charge will be made for any registration of transfer or exchange of Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith. (Section 305)

  All moneys paid by the Company to a Paying Agent for the payment of principal, premium, if any, or interest, if any, on any Debt Security which remain unclaimed for two years after such principal, premium, or interest has become due and payable may be repaid to the Company, and thereafter the Holder of such Debt Security may look only to the Company for payment thereof. (Section 1003)

  In the event of any redemption, the Company shall not be required to (i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before the day of the mailing of a notice of redemption of Debt Securities of that series to be redeemed and ending at the close of business on the day of such mailing or
(ii) register the transfer of or exchange any Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Debt Security being redeemed in part. (Section 305)

BOOK-ENTRY DEBT SECURITIES

  The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a depositary (a "Depositary") or its nominee identified in an applicable Prospectus Supplement. In such a case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of Debt Securities of the series to be represented by such Global Security or Securities. Unless and until it is exchanged in whole or in part for Debt Securities in registered form, a Global Security may not be registered for transfer or exchange except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any nominee to a successor Depositary or a nominee of such successor Depositary and except in any other circumstances described in an applicable Prospectus Supplement.

  The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will be described in an applicable Prospectus Supplement. The Company expects that the following provisions will apply to depositary arrangements.

  Unless otherwise specified in an applicable Prospectus Supplement, Debt Securities which are to be represented by a Global Security to be deposited with or on behalf of a Depositary will be represented by a Global Security registered in the name of such depositary or its nominee. Upon the issuance of such Global Security, and the deposit of such Global Security with or on behalf of the Depositary for such Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions that have accounts with such depositary or its nominee ("Participants"). The accounts to be credited will be designated by the underwriters or agents of such Debt Securities or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in such Global Securities will be limited to Participants or Persons that may hold interests through participants. Ownership of beneficial interests by Participants in such Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary or its nominee for such Global Security. Ownership of beneficial interests in such Global Security by Persons that hold through Participants will be shown on, and the transfer of that ownership interest within such Participant will be effected only through, records maintained by such Participants. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a Global Security.

  So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or Holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Unless otherwise specified in an applicable Prospectus Supplement, owners of beneficial interests in such Global Securities will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in certificated form, and will not be considered the owners or Holders thereof for any purpose under the Indenture. Accordingly, each person owning a beneficial interest in such Global Security must rely on the procedures of the Depositary and, if such Person is not a Participant, on the procedures of the Participant through which such Person owns its interest, to exercise any rights of a Holder under the Indenture. The Company understands that, under existing industry practices, if the Company requests any action of Holders or an owner of a beneficial interest in such Global Security desires to give any notice or take any action a Holder is entitled to give or take under Indenture, the Depositary would authorize the Participants to give such notice or take such action, and participants would authorize beneficial owners owning through such Participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

  Principal of and any premium and interest on a Global Security will be payable in the manner described in an applicable Prospectus Supplement. Payment of principal of, and any premium or interest on, Debt Securities registered in the name of or held by a Depository or its nominee will be made to the Depository or its nominee, as the case may be, as the registered owner or the holder of the Global Security representing such Debt Securities. None of the Company, the Trustee, any Paying Agent, or the Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payment made on account of beneficial ownership interests in a Global Security for such Debt Securities or for maintaining, supervising, or reviewing any records relating to such beneficial ownership interests.

COVENANTS OF THE COMPANY

  Except as otherwise provided in the applicable Prospectus Supplement with respect to any series of Debt Securities, the Company is not restricted by the Indenture from incurring, assuming or becoming liable for any type of debt or other obligations, from paying dividends or making distributions on its capital stock or purchasing or redeeming its capital stock. The Indenture does not require the maintenance of any financial ratios or specified levels of net worth or liquidity. In addition, the Indenture does not contain any provision that would require the Company to repurchase or redeem or otherwise modify the terms of any of its Debt Securities upon a change in control or other events involving the Company which may adversely affect the creditworthiness of the Debt Securities.

DEFEASANCE

  Unless otherwise specified in a Prospectus Supplement applicable to a particular series of Debt Securities, the Company, at its option, (i) will be deemed to have been discharged from its obligations with respect to the Debt Securities of such series (except for certain obligations, including obligations to register the transfer or exchange of Debt Securities of such series, to replace destroyed, stolen, lost, or mutilated Debt Securities of such series, and to maintain an office or agency in respect of the Debt Securities and hold moneys for payment in trust) or (ii) will be released from its obligations to comply with the covenants that are under "Covenants of the Company" above with respect to the Debt Securities of such series, and the occurrence of an event described in clause (d) under "Events of Default" below with respect to any defeased covenant and clauses (c) and (f) of the "Events of Default" below will no longer be an Event of Default if, in either case, the Company irrevocably deposits with the Trustee, in trust, money or direct obligations of the United States of America for the payment of which the full faith and credit of the United States of America is pledged or obligations of an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable at the issuer's option ("U.S. Government Obligations") or certain depositary receipts therefor that through the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient to pay all the principal of (and premium, if any) and any interest on the Debt Securities of such series on the dates such payments are due in accordance with the terms of such series on the dates such payments are due in accordance with the terms of such Debt Securities. Such defeasance may be effected only if, among other things, (a) no Event of Default or event which with the giving of notice or lapse or time, or both, would become an Event of Default under the Indenture shall have occurred and be continuing on the date of such deposit, (b) no Event of Default described under clause (c) under "Events of Default" below or event that with the giving of notice or lapse of time, or both, would become an Event of Default described under such clause (d) shall have occurred and be continuing at any time on or prior to the 90th calendar day following such date of deposit, (c) in the event of defeasance under clause (i) above, the Company has delivered an Opinion of Counsel, stating that (1) the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or (2) since the date of the Indenture there has been a change in applicable federal law, in either case to the effect that, among other things, the Holders of the Debt Securities of such series will not recognize gain or loss for United States federal income tax purposes as a result of such deposit or defeasance and will be subject to United States federal income tax in the same manner as if such defeasance had not occurred, and (d) in the event of defeasance under clause (ii) above, the Company has delivered an Opinion of Counsel to the effect that, among other things, the Holders of the Debt Securities of such series will not recognize gain or loss for United States federal income tax purposes as a result of such deposit or defeasance and will be subject to United States federal income tax in the same manner as if such defeasance had not occurred. In the event the Company fails to comply with its remaining obligations under the applicable Indenture after a defeasance of such Indenture with respect to the Debt Securities of any series as described under clause (ii) above and the Debt Securities of such series are declared due and payable because of the occurrence of any undefeased Event of Default, the amount of money and U.S. Government Obligations on deposit with the Trustee may be insufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company will remain liable in respect of such payments.

SATISFACTION AND DISCHARGE

  The Company, at its option, may satisfy and discharge the Indenture (except for certain obligations of the Company and the Trustee, including, among others, the obligations to apply money held in trust) when (i) either (a) all Debt Securities previously authenticated and delivered (other than (1) Debt Securities that were destroyed, lost, or stolen and that have been replaced or paid and (2) Debt Securities for the payment of which money has been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all such Debt Securities not theretofore delivered to the Trustee for cancellation (1) have become due and payable, (2) will become due and payable at their Stated Maturity within one year, or (3) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name and at the expense of the Company, and the Company has deposited or caused to be deposited with the Trustee as trust funds in trust for such purpose an amount sufficient to pay and discharge the entire indebtedness on such Debt Securities not previously delivered to the Trustee for cancellation, for principal and any premium and interest to the date of such deposit (in the case of Debt Securities which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be,
(ii) the Company has paid or caused to be paid all other sums payable under the Indenture by the Company, and (iii) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each to the effect that all conditions precedent relating to the satisfaction and discharge of the Indenture have been satisfied.

EVENTS OF DEFAULT

  Any one of the following events will constitute an Event of Default under the Indenture with respect to Debt Securities of any series (unless such event is specifically inapplicable to a particular series as described in the Prospectus Supplement relating thereto): (a) failure to pay any interest on any Debt Security of that series when due, continued for 30 days; (b) failure to pay principal of or any premium on any Debt Security of that series when due; (c) failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series; (d) failure to perform any other covenant of the Company in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series of Debt Securities other than that series), continued for 90 days after written notice as provided in the Indenture; (e) certain events in bankruptcy, insolvency or reorganization involving the Company; and (f) any other Event of Default provided with respect to Debt Securities of that series. (Section 501) Pursuant to the Trust Indenture Act, the Trustee is required, within 90 calendar days after the occurrence of a default in respect of any series of Debt Securities, to give to the Holders of the Debt Securities of such series notice of all such uncured defaults known to it (except that, in the case of a default in the performance of any covenant of the character contemplated in clause (d) of the preceding sentence, no such notice to Holders of the Debt Securities of such Series will be given until at least 30 calendar days after the occurrence thereof), except that, other than in the case of a default of the character contemplated in clause (a), (b), or (c) of the preceding sentence, the Trustee may withhold such notice if and so long as it in good faith determines that the withholding of such notice is in the interests of the Holders of the Debt Securities of such series.

  The Indenture provides that, subject to the duty of the Trustee thereunder during an Event of Default to act with the required standard of care, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Sections 601 and 603) Subject to certain provisions, including those requiring security or indemnification of the Trustee, the Holders of a majority in principal amount of the Outstanding Debt Securities of any series have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series. (Section 512)

  The Indenture provides that the Company will deliver to the Trustee, within 120 days after the end of each fiscal year, a brief certificate from the principal executive, financial or accounting officer of the Company as to his or her knowledge of the Company's compliance (without regard to any period of grace or requirement of notice) with all conditions and covenants of the Indenture. (Section 1004)

  If an Event of Default with respect to Debt Securities of any series at the time Outstanding occurs and is continuing, either the Trustee or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series by notice as provided in the Indenture may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all the Debt Securities of that series to be due and payable immediately. At any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree for payment of money has been obtained by the Trustee, the Holders of a majority in principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration. If an Event of Default under clause (e) above occurs, then the principal of, premium on, if any, and accrued interest on the Debt Securities of that series will become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder of the Debt Securities of that series. (Section 502)

  No Holder of any Debt Security of any series has any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (Section 507) However, such limitations generally do not apply to a suit instituted by a Holder of a Debt Security for the enforcement of payment of the principal or interest on such Debt Security on or after the respective due dates expressed in such Debt Security. (Section 508)

MEETINGS, MODIFICATION AND WAIVER

  Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of each series affected by such modification or amendment; provided, however that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby, (a) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security, (b) reduce the principal amount of, rate of interest on or any premium payable upon the redemption of any Debt Security, (c) reduce the amount of principal of an Original Issue Discount Security payable upon acceleration of the Maturity thereof, (d) change the Place of Payment where, or the coin or currency in which, any Debt Security or any premium or interest thereon is payable, (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security after the Stated Maturity, Redemption Date or Repayment Date, (f) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of whose Holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults, or (g) modify any of the provisions set forth in this paragraph except to increase any such percentage or to provide that certain other provisions of the Indenture may not be modified or waived without the consent of the Holder of each Outstanding Debt Security affected thereby. (Section 902)

  The Holders of at least a majority in principal amount of the Outstanding Debt Securities of each series may, on behalf of the Holders of all the Debt Securities of that series, waive, insofar as that series is concerned, compliance by the Company with certain restrictive provisions of the Indenture. (Section 1011) The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of each series may, on behalf of all Holders of Debt Securities of that series and any coupons appertaining thereto, waive any past default under the Indenture with respect to Debt Securities of that series, except a default (a) in the payment of principal of or any premium or interest on any Debt Security of such series or (b) in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of such series affected. (Section 513)

  The Indenture provides that in determining whether the Holders of the requisite principal amount of the Outstanding Debt Securities have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of Holders of Debt Securities (i) the principal amount of an Original Issue Discount Security that shall be deemed to be Outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon acceleration of the Maturity thereof, (ii) the principal amount of a Debt Security denominated in other than U.S. dollars shall be the U.S. dollar equivalent, determined on the date of original issuance of such Debt Security, of the principal amount of such Debt Security (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the date of original issuance of such Debt Security of the amount determined as provided in (i) above of such Debt Security) and (iii) Debt Securities owned by the Company or any Affiliate of the Company shall be disregarded and deemed not to be Outstanding. (Section 101)

CONSOLIDATION, MERGER AND SALE OF ASSETS

  The Company, without the consent of the Holders of any of the Outstanding Debt Securities under the Indenture, may consolidate with or merge into, or transfer or lease its assets substantially as an entirety to, any Person which is a corporation, partnership or trust organized and validly existing under the laws of any domestic jurisdiction, provided that any successor Person expressly assumes the Company's obligations on the Debt Securities and under the Indenture and that, after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time, would become an Event of Default, shall have occurred and be continuing, and that certain other conditions are met. (Section 801)

NOTICES

  Except as otherwise provided in the Indenture, notices to Holders of Debt Securities will be given by mail to the addresses of such Holders as they appear in the Debt Security Register. (Section 106)

TITLE

  Prior to due presentment of a Debt Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name such Debt Security is registered as the owner of such Debt Security for the purpose of receiving payment of principal of and any premium and any interest (other than Defaulted Interest or as otherwise provided in the applicable Prospectus Supplement) on such Debt Security and for all other purposes whatsoever, whether or not such Debt Security be overdue, and neither the Company, the Trustee nor any agent of the Company or the Trustee shall be affected by notice to the contrary. (Section 308)

REPLACEMENT OF DEBT SECURITIES

  Any mutilated Debt Security will be replaced by the Company at the expense of the Holder upon surrender of such Debt Security to the Trustee. Debt Securities that become destroyed, stolen or lost will be replaced by the Company at the expense of the Holder upon delivery to the Trustee of the Debt Security or evidence of the destruction, loss or theft thereof satisfactory to the Company and the Trustee. In the case of a destroyed, lost or stolen Debt Security, an indemnity satisfactory to the Trustee and the Company may be required at the expense of the Holder of such Debt Security before a replacement Debt Security will be issued. (Section 306)

GOVERNING LAW

  The Indenture and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York. (Section 112)

REGARDING THE TRUSTEE

  The Indenture contains certain limitations on the right of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize for its own account on certain property received in respect of any such claim as security or otherwise. (Section 613) The Trustee is permitted to engage in other transactions; however, if it acquires any conflicting interest and there is a default under the Debt Securities of any series for which the Trustee serves as trustee, the Trustee must eliminate such conflict or resign. (Section 608)

  The Trustee currently provides certain banking and financial services to the Company in the ordinary course of business and may provide other such services in the future.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  The authorized capital stock of the Company consists of 150,000,000 shares, $.01 par value per share ("Common Stock"). The authorized capital stock is divisible into classes and series, has designations, voting rights and other rights and preferences, and is subject to restrictions that the Board of Directors may from time to time establish. Unless otherwise established by the Board of Directors, all shares of capital stock issued by the Company are designated as Common Stock. As of August 29, 1996, 92,473,017 shares of Common Stock were issued and outstanding and no shares of preferred stock were designated, issued or outstanding. The following summary is qualified in its entirety by reference to the Company's Articles of Incorporation and Bylaws.

COMMON STOCK

  Holders of Common Stock are entitled to one vote per share on matters to be voted upon by the shareholders and are not entitled to cumulative voting in the election of directors. Subject to any preferences granted to holders of any future preferred stock or any other senior equity, holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors, and to share ratably in the assets of the Company legally available for distribution to its shareholders in the event of liquidation, dissolution and winding up of the Company. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights with respect to Common Stock. All outstanding shares of Common Stock are validly issued, fully paid and nonassessable.

  The rights of holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Any such issuance may adversely affect the interests of holders of the Common Stock by limiting the control which such holders may exert by exercise of their voting rights, by subordinating their rights in liquidation to the rights of the holders of the preferred stock of the Company and otherwise. In addition, the issuance of preferred stock of the Company may, in some circumstances, deter or discourage takeover attempts and other changes in control of the Company, including takeovers and changes in control which some holders of the Common Stock may deem to be in their best interests and in the best interests of the Company, by making it more difficult for a person who has gained a substantial equity interest in the Company to obtain voting control or to exercise control effectively. The Company has no current plans or agreements with respect to the issuance of any shares of preferred stock.

REGISTRAR AND TRANSFER AGENT

  The registrar and transfer agent for the Common Stock is Norwest Bank Minnesota, N.A.

                             SELLING SHAREHOLDERS

  The shareholders of the Company named in the table below (the "Selling Shareholders") may from time to time offer shares of Common Stock of the Company. The only Securities that may be offered by the Selling Shareholders are shares of Common Stock, which together have an aggregate initial public offering price of up to $250,000,000. Each Prospectus Supplement will name each Selling Shareholder (if any) offering shares thereby, indicate the nature of any position, office or other material relationship which the Selling Shareholder has had within the past three years with the Company or any of its predecessors or affiliates, and state the number of shares of Common Stock owned by the Selling Shareholder prior to the offering, the number of shares of Common Stock offered by the Selling Shareholder pursuant to the Prospectus Supplement and the number of shares of Common Stock and the percentage (if one percent or more) of the outstanding Common Stock owned by the Selling Shareholder after the offering.

                                                          SHARES BENEFICIALLY
                                                              OWNED AS OF
                                                          SEPTEMBER 27,  1996
                                                       -------------------------
                                                                     PERCENT
 NAME OF BENEFICIAL OWNER                                NUMBER   OF OUTSTANDING
 ------------------------                              ---------- --------------
Micron Technology, Inc. (1)........................... 73,312,863      79.3%
 8000 South Federal Way
 Boise, Idaho 83707
Joseph M. Daltoso (2).................................  1,075,234       1.2%
T. Erik Oaas (3)......................................    635,357         *
Gregory D. Stevenson (4)..............................    635,357         *
Robert F. Subia (5)...................................     95,783         *
Brian C. Klene (6)....................................      1,093         *
George A. Haneke (7)..................................    166,438         *
Nelson L. Hanks (8)...................................        500         *
Dean A. Klein (9).....................................      8,759         *
Gene P. Thomas, Jr. (10)..............................    194,438         *
Jess Asla (11)........................................    294,090         *

--------

* Less than one percent (1%).

(1) Micron Technology, Inc. is the parent of the Company. Four directors of the Company are currently also directors of Micron Technology, Inc.

(2) Mr. Daltoso is the Chairman of the Board, President and Chief Executive Officer of the Company.

(3) Mr. Oaas is the Vice President, Finance, Chief Financial Officer and a director of the Company.

(4) Mr. Stevenson is the Executive Vice President, Operations and a director of the Company.

(5) Mr. Subia is the Chairman of the Board, President and Chief Executive Officer of Micron Custom Manufacturing Services, Inc., a wholly-owned subsidiary of the Company. Mr. Subia is also a director of the Company.

(6) Mr. Klene is the Executive Vice President, Sales and Marketing of the
    Company.

(7) Mr. Haneke is the Vice President, Chief Information Officer of the
    Company.

(8) Mr. Hanks is the Vice President, Purchasing of the Company.

(9) Mr. Klein is the Vice President, Chief Technical Officer of the Company.

(10) Mr. Thomas is the Vice President, Marketing of the Company.

(11) Mr. Asla is the Vice President, Operations of Micron Custom Manufacturing Services, Inc., a wholly-owned subsidiary of the Company.

                             PLAN OF DISTRIBUTION

  The Company and the Selling Shareholders may sell the Securities separately or together, (i) to one or more underwriters or dealers for public offering and sale by them and (ii) to investors directly or through agents. The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices (which may be changed from time to time), at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Each Prospectus Supplement will describe the method of distribution of the Securities offered thereby.

  In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from the Company and/or the Selling Shareholders or from purchasers of the Securities for whom they may act as agents, in the form of discounts, concessions or commissions. The underwriters, dealers or agents which participate in the distribution of the Securities may be deemed to be underwriters under the Securities Act and any discounts or commissions received by them and any profit on the resale of the Securities received by them may be deemed to be underwriting discounts and commissions thereunder. Any such underwriter, dealer or agent will be identified and any such compensation received from the Company or the Selling Shareholders will be described in the Prospectus Supplement. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

  Under agreements that may be entered into with the Company, underwriters, dealers and agents may be entitled to indemnification by the Company and/or the Selling Shareholders against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters, dealers or agents may be required to make in respect thereof.

  The Company and/or the Selling Shareholders may grant underwriters who participate in the distribution of Securities an option to purchase additional Securities to cover over-allotments, if any.

  All Debt Securities will be new issues of securities with no established trading market. Any underwriters to whom Debt Securities are sold by the Company for public offering and sale may make a market in such securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Securities.

  Certain of the underwriters or agents and their associates may be customers of, engage in transactions with or perform services for the Company or the Selling Shareholders in the ordinary course of business.

                                LEGAL OPINIONS

  The validity of the Securities is being passed upon for the Company and the Selling Shareholders by Wilson Sonsini Goodrich & Rosati, a Professional Corporation, Palo Alto, California.

                                    EXPERTS

  The balance sheets of Micron Electronics, Inc. as of August 29, 1996 and August 31, 1995 and the statements of operations, shareholders' equity and cash flows for each of the three years in the period ended August 29, 1996 incorporated herein by reference to the Annual Report on Form 10-K of Micron Electronics, Inc. for the year ended August 29, 1996 have been so incorporated in reliance upon the reports of Coopers & Lybrand, L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESEN-TATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PRO-SPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PRO-SPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUP-PLEMENT OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECU-RITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                        -------------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
                             PROSPECTUS SUPPLEMENT

Prospectus Summary........................................................   S-3
The Company...............................................................   S-5
Risk Factors..............................................................   S-7
Use of Proceeds...........................................................  S-16
Capitalization............................................................  S-16
Price Range of Common Stock and Dividend Policy...........................  S-17
Selected Financial Information............................................  S-18
Selected Pro Forma and Actual Financial Data..............................  S-19
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................  S-20
Business..................................................................  S-36
Management................................................................  S-53
Certain Relationships with Micron Technology, Inc. .......................  S-56
Selling Shareholders......................................................  S-58
Underwriting..............................................................  S-59
Legal Matters.............................................................  S-60
Index to Financial Statements.............................................   F-1

                                   PROSPECTUS

Available Information.....................................................     2
Incorporation of Certain Documents by Reference...........................     2
The Company...............................................................     3
Risk Factors..............................................................     3
Use of Proceeds...........................................................     3
Ratio of Earnings to Fixed Charges........................................     3
Description of Debt Securities............................................     4
Description of Capital Stock..............................................    12
Selling Shareholders......................................................    12
Plan of Distribution......................................................    14
Legal Opinions............................................................    14
Experts...................................................................    14

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               13,500,000 SHARES

                            MICRON ELECTRONICS, INC.

                                  COMMON STOCK
                          (PAR VALUE $0.01 PER SHARE)

                        -------------------------------

                        LOGO OF MICRON ELECTRONICS, INC.

                        -------------------------------

                              GOLDMAN, SACHS & CO.

                            DEUTSCHE MORGAN GRENFELL

                             MONTGOMERY SECURITIES

                         ROBERTSON, STEPHENS & COMPANY

                      REPRESENTATIVES OF THE UNDERWRITERS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------